1933 Act File No.  33-
                                                        ---------

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            Form N-14

REGISTRATION STATEMENT, UNDER THE SECURITIES ACT OF 1933       X

     Pre-Effective Amendment No. ................................

     Post-Effective Amendment No. ...............................

                MUNICIPAL SECURITIES INCOME TRUST

       (Exact Name of Registrant as Specified in Charter)

 Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779
            (Address of Principal Executive Offices)

                         (412) 288-1900
                 (Registrant's Telephone Number)

                   John W. McGonigle, Esquire,
                   Federated Investors Tower,
               Pittsburgh, Pennsylvania 15222-3779
             (Name and Address of Agent for Service)

It is proposed that this filing will become effective on May 1, 1997, or as soon thereafter as is practicable, pursuant to Rule 488.
Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940, and:

  X filed the Notice required by that Rule on October 15, 1996; or intends to file the Notice required by that Rule on or about
                        ; or
          --------------
          during the most recent fiscal year did not sell any securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, and, pursuant to Rule 24f-2(b)(2), need not file the Notice.
                           Copies to:

                   Matthew G. Maloney, Esquire
             Dickstein Shapiro Morin & Oshinsky, LLP
                       2101 L Street, N.W.
                     Washington, D.C. 20037

                           CROSS REFERENCE SHEET

Item of Part A                     Location in
of Form N-14                       Prospectus

1..................................Cross Reference Sheet; Cover Page.

2..................................Table of Contents.

3..................................Summary; Comparison of Investment
                                   Policies and Risk Factors.

4..................................Information About the Reorganization.

5..................................Information About the Portfolio and the
                                   Fund.

6..................................Information About the Portfolio and the
                                   Fund.

7..................................Voting Information.

8..................................Summary; Information About the
                                   Reorganization.

9..................................Not Applicable.


Item of Part B                     Location in Statement of
Of Form N-14                       Additional Information

10.................................Cover Page.

11.................................Table of Contents.

12.................................Statement of Additional Information of
                                   Federated Ohio Intermediate Municipal
                                   Trust dated July 31, 1996.

13.................................Not Applicable.

14.................................Prospectus of Federated Ohio
                                   Intermediate Municipal Trust dated July
                                   31, 1996; Financial Statements of
                                   Federated Ohio Municipal Income Fund, a
                                   portfolio of Municipal Securities Income
                                   Trust.
            [INTERMEDIATE MUNICIPAL TRUST LETTERHEAD]


Dear Shareholder:

     The Board of Trustees and Management of Intermediate Municipal Trust, on behalf of its portfolio, Federated Ohio Intermediate Municipal Trust (the "Fund"), are pleased to submit for your vote a proposal to sell all of the Fund's assets to Federated Ohio Municipal Income Fund, a portfolio of Municipal Securities Income Trust. As described in the enclosed Prospectus/Proxy Statement, Federated Ohio Municipal Income Fund has an investment objective and policies similar to the Fund. Both seek to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio.

     The Board of Trustees of Intermediate Municipal Trust, as well as Federated Management, the Fund's investment adviser, believe that the proposed Agreement and Plan of Reorganization is in the best interest of Fund shareholders. The transaction should result in efficiencies of scale by combining the Fund's assets with a larger portfolio, which could provide benefits from lower expense ratios and greater diversification.

     We believe that the sale of the Fund's assets in this transaction will present an excellent investment opportunity for our shareholders. Your vote on the transaction is critical to its success. The sale will be effected only if approved by the holders of a majority of the Fund's outstanding shares on the record date. We hope you share our enthusiasm and will participate by casting your vote in person or by proxy if your are unable to attend the meeting. Please read the enclosed Prospectus/Proxy Statement carefully before you vote. If you have any questions, please feel free to call us at 1-800-341-7400.

     Thank you for your prompt attention and participation.


                                        Sincerely,


                                        John F. Donahue
                                        Chairman of the Board

                  INTERMEDIATE MUNICIPAL TRUST
                    FEDERATED INVESTORS TOWER
               PITTSBURGH, PENNSYLVANIA 15222-3779


            NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


     TO SHAREHOLDERS OF FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST, A PORTFOLIO OF INTERMEDIATE MUNICIPAL TRUST: A Special Meeting of Shareholders of Federated Ohio Intermediate Municipal Trust (the "Fund") will be held at 2:00 p.m. on July 7, 1997, at Federated Investors Tower, 19th Floor, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779 for the following purposes:

     To approve a proposed Agreement and Plan of Reorganization between Intermediate Municipal Trust, on behalf of the Fund, and Municipal Securities Income Trust (the "Trust"), on behalf of its portfolio, Federated Ohio Municipal Income Fund (the "Portfolio"), whereby the Trust would acquire all of the assets of the Fund in exchange for Class F Shares of the Portfolio to be distributed pro rata by the Fund to holders of shares of the Fund, in complete liquidation of the Fund; and
     To transact such other business as may properly come before the meeting or any adjournment thereof.



                By Order of the Board of Trustees


                        John W. McGonigle
                            Secretary


Dated  :  May 23, 1997



Shareholders of record at the close of business on May 9, 1997 are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

          To secure the largest possible representation and to save the expense of further mailings, please mark your proxy card, sign it, and return it in the enclosed envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time at or before the meeting or vote in person if you attend the meeting.
1
 I:\b358\rcr\federated\intermediate\shareholder.mtg


                        PROSPECTUS/PROXY STATEMENT

                               May 23, 1997

                       ACQUISITION OF THE ASSETS OF

               FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST,
                A PORTFOLIO OF INTERMEDIATE MUNICIPAL TRUST
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                     Telephone Number:  1-800-341-7400

                 BY AND IN EXCHANGE FOR CLASS F SHARES OF

       FEDERATED OHIO MUNICIPAL INCOME FUND,
             A PORTFOLIO OF MUNICIPAL SECURITIES INCOME TRUST
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400

     This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Municipal Securities Income Trust, a Massachusetts business trust (the "Trust"), on behalf of its portfolio, Federated Ohio Municipal Income Fund (the "Portfolio"), would acquire all of the assets of Federated Ohio Intermediate Municipal Trust (the "Fund"), a portfolio of Intermediate Municipal Trust, in exchange for Class F Shares of the Portfolio to be distributed pro rata by the Fund to its shareholders in complete liquidation of the Fund. As a result of the Plan, each shareholder of the Fund will become the owner of Class F Shares of the Portfolio having a total net asset value equal to the total net asset value of his or her holdings in the Fund.

     The Trust is among over 100 funds managed by subsidiaries of Federated Investors. Federated Investors is one of the largest institutional service providers in the United States. It has been providing advisory services for over 41 years.

     The Trust is an open-end, non-diversified management investment company which currently includes five portfolios: Federated California Municipal Income Fund, Federated Michigan Intermediate Municipal Trust, Federated New York Municipal Income Fund, Federated Pennsylvania Municipal Income Fund, and the Portfolio. The investment objective of the Portfolio is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio and Ohio municipalities.
 The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio. The Portfolio pursues its investment objective by investing its assets so that at least 80% of its annual interest income is exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio and Ohio municipalities. The Fund pursues its investment objective by investing at least 80% of its net assets in a portfolio of Ohio municipal securities. Both the Portfolio and the Fund are non-diversified series of investment companies. Shares in the Portfolio and the Fund are not insured or guaranteed by the U.S. government or any agency thereof. For a comparison of the investment policies of the Portfolio and the Fund, see "Comparison of Investment Policies and Risk Factors."

     The Portfolio is currently offered with one class of shares: Class F Shares (formerly, Fortress Shares). Holders of shares of the Fund will receive Class F Shares of the Portfolio if the Reorganization is approved by shareholders. Information concerning Class F Shares of the Portfolio, as compared to Shares of the Fund, is included in this Prospectus/Proxy Statement in the sections entitled "SUMMARY - Comparative Fee Tables" and "INFORMATION ABOUT THE REORGANIZATION - Description of the Plan of Reorganization."

     This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Trust and the Portfolio that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Portfolio dated October 31, 1996, which is incorporated herein by reference. Statements of Additional Information for the Portfolio dated October 31, 1996 (relating to the Portfolio's prospectus of the same date) and May 23, 1997 (relating to this Prospectus/Proxy Statement) containing additional information have been filed by the Trust with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information may be obtained without charge by writing or by calling the Trust at the address and telephone number shown above.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR THE PORTFOLIO.

     SHARES OF THE PORTFOLIO ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. SHARES OF THE PORTFOLIO ARE NOT FEDERALLY INSURED BY, GUARANTEED BY, OBLIGATIONS OF OR OTHERWISE SUPPORTED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. AN INVESTMENT IN THE PORTFOLIO INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.
                             TABLE OF CONTENTS


                                                             PAGE


PROPOSAL 1.........................................REORGANIZATION

     SUMMARY....................................................
     COMPARISON OF INVESTMENT POLICIES AND RISK FACTORS.........
     INFORMATION ABOUT THE REORGANIZATION.......................
     INFORMATION ABOUT THE PORTFOLIO AND THE FUND................

VOTING INFORMATION...............................................

AGREEMENT AND PLAN OF REORGANIZATION....................Exhibit A
PROPOSAL 1.  REORGANIZATION


                                  SUMMARY


ABOUT THE PROPOSED REORGANIZATION

     The Board of Trustees of Intermediate Municipal Trust, including its members who are not "interested persons" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of one of its portfolios, Federated Ohio Intermediate Municipal Trust (the "Fund"), has voted to recommend to shareholders of the Fund the approval of an Agreement and Plan of Reorganization (the "Plan"), whereby Municipal Securities Income Trust, a Massachusetts business trust (the "Trust"), on behalf of its portfolio, Federated Ohio Municipal Income Fund (the "Portfolio"), would acquire all of the assets of the Fund in exchange for Class F Shares of the Portfolio to be distributed pro rata by the Fund to its shareholders in complete liquidation and dissolution of the Fund (the "Reorganization"). As a result of the Reorganization, each shareholder of shares of the Fund will become the owner of Class F Shares of the Portfolio having a total net asset value equal to the total net asset value of his or her holdings in the Fund on the date of the Reorganization (the "Closing Date").

     As a condition to the Reorganization transactions, the Trust and the Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code of 1986, as amended, so that no gain or loss will be recognized by either the Trust or the Fund or their respective shareholders. The tax cost-basis of the Class F Shares of the Portfolio received by Fund shareholders will be the same as the tax cost-basis of their shares in the Fund.

     After the acquisition is completed, the Fund will no longer be available as an investment portfolio of Intermediate Municipal Trust.


INVESTMENT OBJECTIVE AND POLICIES

     The investment objective of the Portfolio is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio and Ohio municipalities, while the Fund's investment objective is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio. Both the Portfolio and the Fund pursue their respective investment objectives by investing in a portfolio consisting primarily of obligations issued by or on behalf of states, territories, and possessions of the United States, and their respective political subdivisions or financing authorities, which pay income exempt from federal regular income tax and Ohio personal income taxes. The Portfolio pursues its investment objective by investing its assets so that at least 80% of its annual interest income is exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio and Ohio municipalities. The Fund pursues its investment objective by investing at least 80% of its net assets in a portfolio of Ohio municipal securities. Both the Portfolio and the Fund are non-diversified series of investment companies. Since the Portfolio and the Fund invest in similar securities, an investment in the Portfolio presents similar investment risks as investing in the Fund.


ADVISORY FEES AND EXPENSE RATIOS

     The maximum annual investment advisory fee for the Portfolio is 0.40% of average daily net assets. The maximum annual investment advisory fee for the Fund is 0.50% of average daily net assets.

     For its fiscal year ended August 31, 1996, the Portfolio's ratio of expenses to average daily net assets was 0.90% for Class F Shares. During this period the Portfolio's investment adviser, Federated Advisers ("Federated Advisers"), voluntarily waived a portion of its management fees and reimbursed the Portfolio for certain operating expenses. Absent such waiver and reimbursement, the ratio of expenses to average daily net assets would have been 1.48% for Class F Shares of the Portfolio. This undertaking to waive management fees and/or reimburse operating expenses may be terminated by Federated Advisers at any time in its discretion.

     For its fiscal year ended May 31, 1996, the Fund's ratio of expenses to average daily net assets was 0.45%. During this period the Fund's investment adviser, Federated Management ("Federated Management"), voluntarily waived a portion of its management fees and reimbursed the Fund for certain operating expenses. Absent such waiver and reimbursement, the ratio of expenses to average daily net assets would have been 4.53%. This undertaking to waive management fees and/or reimburse operating expenses may be terminated by Federated Management at any time in its discretion. SERVICES PROVIDERS TO THE TRUST AND PORTFOLIO

     Administrative services to the Trust and Portfolio are provided by Federated Services Company ("Federated Services"). Federated Services is a wholly-owned subsidiary of Federated Investors. For its services to the Portfolio, Federated Services receives a fee at an annual rate which relates to the average aggregate daily net assets of all funds administered by Federated Services in the Federated Investors complex, determined as follows: 0.15% on the first $250 million in assets; 0.125% on the next $250 million in assets; 0.10% on the next $250 million in assets; and 0.075% on assets in excess of $750 million. The minimum annual administrative fee for the Portfolio is $125,000 plus $30,000 per each additional class of shares. For the fiscal year ended August 31, 1996, Federated Services received administrative fees at the effective rate of 0.18% of the average daily net assets of the Portfolio.

     Federated Services also serves as the Portfolio's transfer agent and dividend disbursing agent. Federated Services also provides certain accounting and recordkeeping services with respect to the portfolio investments of the Portfolio.

     Federated Securities Corp. ("FSC"), a wholly-owned subsidiary of Federated Investors, is the principal distributor of the Trust and Portfolio. Under a distribution agreement, FSC acts as the Trust's agent in connection with the offering of shares of the Portfolio.


COMPARATIVE FEE TABLES
     Set forth in the tables below is information regarding the fees and expenses paid by the Fund and Class F Shares of the Portfolio as of August 31, 1996, and pro forma information for the Portfolio assuming that the Reorganization had taken place on July 11, 1997.
                    Federated Ohio
                    Municipal Income
                    Fund              Federated Ohio            Pro Forma
                    Class F Shares    Intermediate Municipal   Combined Fund
                    (the "Portfolio") Trust (the "Fund")       Class F Shares




SHAREHOLDER
TRANSACTION EXPENSES


Maximum Sales Charge
Imposed on Purchases
(as a percentage of
offering price)          1.00%              None              1.00%

Maximum Sales Charge
Imposed on Reinvested
Dividends (as a
percentage of offering
price).........          None                None               None

Contingent Deferred
Sales Charge (as a
percentage of original
 purchase price or
redemption proceeds,
as applicable).          1.00%(1)            None               1.00%(1)

Redemption Fees
(as a percentage of
amount redeemed, if
applicable)....          None                None               None

Exchange Fee...          None                None               None

ANNUAL FUND
OPERATING EXPENSES
(as a percentage of
average net assets)

Management Fees/
Advisory Fees (after
fee waivers)(2)          0.07%              0.00%               0.07%

12b-1 Fees (after
waivers).......          0.16%(3)            None               0.16%(3)

Shareholder Services
Fee (after waivers) (4)  0.24%               0.10%              0.24%

Other Expenses
(after fee waivers
and/or expense
reimbursements)           0.43%              0.35%(6)           0.43%

Total Operating
Expenses (after fee
waivers and/or
expense reimbursements   0.90%(5)            0.45%(6)           0.90%(5)

(1) The contingent deferred sales charge is 1.00% of the lesser of the original purchase price or the net asset value of shares redeemed within four years of their purchase date. If the Reorganization is completed, current shareholders of the Fund would not be subject to the contingent deferred sales charge.

(2) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee of the Portfolio and the Pro Forma combined Fund is 0.40%. The maximum fee of the Fund is 0.50%.

(3) The Portfolio and the Pro Forma Combined Fund 12b-1 fee has been reduced to reflect the voluntary waiver of a portion of the 12b-1 fee.
      The 12b-1 fee provider can terminate this voluntary waiver at any time at its sole discretion. The maximum 12b-1 fee is 0.40%.

(4) The shareholder services fee has been reduced to reflect the voluntary waiver of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time at its sole discretion. The maximum shareholder services fee for the Fund and Portfolio is 0.25%.

(5) The total operating expenses would have been 1.48% absent the voluntary waiver of a portion of the management fee, the shareholder services fee, and the 12b-1 fee.

(6) The total operating expenses would have been 4.53% absent the voluntary waiver of the management fee, a portion of the shareholder services fee, and the voluntary reimbursement of certain other operating expenses.


LONG TERM SHAREHOLDERS MAY PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT-END SALES CHARGE PERMITTED UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

     The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder will bear, either directly or indirectly. Wire-transferred redemption of less than $5,000 may be subject to additional fees.

EXAMPLES

     The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to the Portfolio Class F Shares received as a result of the proposed reorganization.

An investor would pay the following expenses on a $1,000 investment assuming (1) 5% annual return, and (2) redemption at the end of each time period. Expenses would be the same if there were no redemption at the end of each time period.


                            1 year   3 years  5 years   10 years
Federated Ohio Municipal
Income Fund
(Class F Shares)               $9       $29     $50       $111
Federated Ohio
Intermediate Municipal Trust   $5       $14     $25       $57
Pro Forma Combined Fund        $9       $29     $50       $111
   (Class F Shares)


An investor would pay the following expenses on a $1,000 investment assuming (1) 5% annual return, (2) redemption at the end of each time period, and (3) payment of the maximum sales charge.
(2) This Example includes sales charges since Portfolio Class F Shares purchased subsequent to the reorganizaiton may be subject to sales charges.

                            1 year   3 years  5 years   10 years

Federated Ohio Municipal
Income Fund
(Class F Shares)               $29      $50     $59       $120
Federated Ohio Intermediate
Municipal Trust                $5       $14     $25       $57
Pro Forma Combined Fund        $29      $50     $59       $120
  (Class F Shares)

An investor would pay the following expenses, assuming no redemption.

                            1 year   3 years  5 years   10 years

Federated Ohio Municipal
Income Fund
(Class F Shares)               $19      $38     $59       $120
Federated Ohio Intermediate
Municipal Trust                $5       $14     $25       $57
Pro Forma Combined Fund        $19      $38     $59       $120
  (Class F Shares)

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR
FUTURE
EXPENSES.  ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.
     As a result of the Reorganization, the expense ratio of the Fund will increase by 0.45%.

PURCHASE AND REDEMPTION PROCEDURES

     Procedures for the purchase and redemption of Portfolio shares are similar, but not identical, to procedures applicable to the purchase and redemption of Fund shares. In anticipation that the Reorganization will be consummated, shareholders of the Fund will receive information with respect to the various services provided by the Portfolio, as well as a detailed explanation of the options available to shareholders for effecting purchases and redemptions of Portfolio shares. Any questions about such procedures may be directed to, and assistance in effecting purchases or redemptions of Portfolio shares may be obtained by calling the Portfolio at 1-800-341-7400.

     Reference is made to the Prospectus of the Portfolio dated October 31, 1996, and the Prospectus of the Fund for a complete description of the purchase and redemption procedures applicable to purchases and redemptions of Portfolio and Fund shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the more significant differences between the purchase and redemption procedures of the Portfolio as compared to the Fund.

     Shares of the Portfolio are subject to a maximum sales charge on purchases of 1.00% of the offering price and a contingent deferred sales charge of up to 1.00%. Shares of the Fund are available for purchase without the imposition of a sales charge on purchases or a contingent deferred sales charge. Shareholders of the Fund will not pay a sales charge on shares of the Portfolio received in the Reorganization, if approved by shareholders. In addition, redemptions of shares received in the Reorganization will not be subject to the contingent deferred sales charge. Trust and Institutional customers are exempt from the sales charge and contingent deferred sales charge. The minimum initial investment in the Portfolio is $1,500.00. The minimum initial investment by an institution in the Fund is $25,000.00. To meet the minimum investment requirements, purchases of shares of the Fund may be aggregated over a period of 90 days.

     The Fund's and the Portfolio's net asset values are calculated at the close of each day on which each computes its net asset value. Purchase orders received by either the Portfolio or the Fund by wire before 1:00 p.m. (Eastern time) begin earning dividends that day. Purchase orders received by check by either the Portfolio or the Fund begin earning dividends the day after such check is converted into federal funds, which ordinarily occurs one day after receipt by State Street Bank and Trust Company, the Fund's and the Portfolio's custodian. Shares of the Portfolio may also be purchased at a given day's price if an order is placed through a financial institution, including a registered broker/dealer, and if the purchase order is received by 4:00 p.m. and transmitted to the Portfolio by 5:00 p.m., in the case of a broker/dealer, or 4:00 p.m., in the case of a financial institution other than a broker/dealer.

     Shares of both the Portfolio and the Fund may be redeemed by mail or by telephone. Shares of the Fund are redeemed at the net asset value per share next determined after receiving the redemption order. Shares of the Portfolio are subject to a contingent deferred sales charge of 1.00% of the lesser of the original purchase price or the net asset value of shares redeemed within four years of their purchase date.

DIVIDENDS

     The Fund's dividends are declared daily and paid monthly. In contrast, the Portfolio's dividends are declared and paid monthly to all shareholders invested in the Portfolio on the record date. Dividends paid by both the Fund and the Portfolio are automatically reinvested in additional shares unless shareholders request cash payment. Dividends reinvested in Portfolio shares are purchased at net asset value without a sales charge.

            COMPARISON OF INVESTMENT POLICIES AND RISK FACTORS

INVESTMENT OBJECTIVES AND POLICIES

     The Portfolio and the Fund have similar investment objectives. The investment objective of the Portfolio is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio and Ohio municipalities. The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio.

     The Portfolio invests its assets so that at least 80% of its annual interest income is exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio and Ohio municipalities. The Fund pursues its investment objective by investing at least 80% of its net assets in a non-diversified portfolio of Ohio municipal securities. In addition, the Fund maintains a dollar-weighted average maturity of not less
than three nor more than ten years.    The Portfolio has no such maturity
limitation.

     Each of the Portfolio and the Fund invests in municipal securities which pay interest that is, in the opinion of bond counsel for the issuers or in the opinion of officers of the investment adviser of the Portfolio or the Fund, respectively, exempt from both federal regular income tax and the personal income taxes imposed by the State of Ohio (the "Municipal Securities"). The Municipal Securities in which the Portfolio and the Fund invest are: (1) obligations issued by or on behalf of the State of Ohio, its political subdivisions, or agencies; (2) debt obligations of any state, territory, or possession of the United States, including the District of Columbia, or any political subdivision of any of these; and (3) participation interests in any of the foregoing obligations.

     The Municipal Securities in which the Portfolio may invest must be "investment grade." Thus, the Portfolio's Municipal Securities must be rated Aaa, Aa, A, or Baa, by Moody's Investors Service, Inc. ("Moody's"), or AAA, AA, A, or BBB by Standard & Poor's Ratings Group ("S&P") or Fitch Investors Service, Inc. ("Fitch"). The Municipal Securities in which the Fund may invest must be rated within three highest ratings for municipal securities by Moody's, S&P, or Fitch. In addition to the foregoing, both the Portfolio and the Fund may invest in unrated Municipal Securities if, at the time of purchase, the investment adviser determines that such security is of equivalent quality to securities with the applicable ratings. In addition, the Fund may invest in Municipal Securities which are: (1) guaranteed at the time of purchase by the U.S. government as to the payment of principal and interest; (2) fully collateralized by an escrow of U.S. government securities or other securities acceptable to the investment adviser; (3) rated at the time of purchase within Moody's highest short-term municipal obligation rating (MIG 1/VMIG 1) or Moody's highest municipal commercial paper rating (PRIME-1) or S&P's highest municipal commercial paper rating (SP-1); or (4) unrated if, at the time of purchase, other municipal securities of that issuer are rated A or better by Moody's, S&P, or Fitch. Finally, both the Portfolio and the Fund may retain a Municipal Security that is downgraded if the investment adviser determines that such security continues to be an acceptable investment.

     Both the Portfolio and the Fund may purchase participation interests from financial institutions such as commercial banks, savings associations, and insurance companies. Participation interests give the Portfolio and the Fund undivided interests in Ohio Municipal Securities. The financial institutions from which the Portfolio or the Fund may purchase participation interests frequently provide or secure irrevocable letters of credit or guarantees to assure that the participation interests are of high quality.

     Both the Portfolio and the Fund may also invest in variable rate Municipal Securities. The variable interest rates of the Municipal Securities are ordinarily stated as a percentage of a published interest rate, interest rate index, or a similar standard, such as the 91-day U.S. Treasury bill rate. Many of the variable rate Municipal Securities are subject to payment of principal on demand by the Portfolio or the Fund in not more than seven days.

     Both the Portfolio and Fund may also invest in municipal leases. Municipal leases are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities and may be considered illiquid. The Fund restricts the ability to invest in "non-appropriation" leases to not more than ten percent of its total assets. Lease obligations that contain "non-appropriation" clauses provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. The Portfolio does not include this limitation.

     Both the Portfolio and the Fund may also purchase Municipal Securities on a when-issued or delayed delivery basis. In these transactions, the Portfolio or the Fund may purchase securities with payment and delivery scheduled for a future time. A seller's failure to complete these transactions may cause the Portfolio or the Fund to miss a price or yield considered to be advantageous.

     Finally, both the Portfolio and the Fund may invest in temporary investments, which may include short-term non-Ohio municipal tax-exempt obligations or taxable temporary investments. Both the Portfolio and the Fund invest in temporary investments when the investment adviser determines the market conditions call for a temporary defensive posture. The temporary investments include: (1) notes issued by or on behalf of municipal corporate issuers; (2) obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities; (3) other debt securities; (4) commercial paper; (5) certificates of deposit of banks; and
(6) repurchase agreements. There are no rating requirements applicable to temporary investments, with the exception of the Fund's investment in temporary municipal securities, which are subject to the same rating requirements as all other Municipal Securities in which the Fund invests. INVESTMENT RESTRICTIONS

     The investment restrictions of the Portfolio and the Fund are similar. The significant differences are as follows. Although neither the
Portfolio nor the Fund intend to invest more than 10% of its assets in securities that may be illiquid because of legal contractual restrictions on resale ("restricted securities") or securities for which there are no readily available market quotations, only the Portfolio requires majority shareholder approval in order to change the limitation relating to restricted securities. In addition, although neither the Portfolio nor the Fund intends to invest in puts, calls, straddles, spreads, or any combination of these securities, only the Portfolio requires majority shareholder approval in order to permit investments in these securities.

RISK FACTORS

     The risks associated with an investment in the Portfolio and the Fund are similar. The nature of the Municipal Securities included in each of the Portfolio's and Fund's investments are generally subject to the same factors, including: the general conditions of the municipal bond market; the size of the particular offering; the maturity of the obligations; and the rating of the issue. Further, adverse economic conditions or developments affecting the State of Ohio or its municipalities could impact the Portfolio's or the Fund's investments. Because the Portfolio may invest in Municipal Securities that are rated in the four highest rating categories by Moody's, S&P, or Fitch, an investment in the Portfolio may be subject to additional investment risk as compared to the Fund, which limits its purchase of Municipal Securities to those rated in the three highest categories.


                   INFORMATION ABOUT THE REORGANIZATION


BACKGROUND AND REASONS FOR THE PROPOSED ACQUISITION

     The Fund commenced operations on December 2, 1993, in order to provide financial institutions serving in a fiduciary capacity with an investment vehicle which provided current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio. Federated Securities Corp. (`FSC''), the distributor of shares of both the Fund and the Portfolio, has proposed that the Fund consider a sale of all of the Fund's assets to the Trust, acting on behalf of the Portfolio.

     In considering the proposed Reorganization, the Board of Trustees of Intermediate Municipal Trust took into consideration a number of factors, including: (1) the comparatively larger size of the Portfolio, (2) the capabilities and resources of Federated Advisers, (3) expense ratios and published information regarding the fees and expenses of the Portfolio in relation to similar funds, (4) the fact that Federated Management had advised the Board that, if the Reorganization is not completed, it will consider discontinuing the waiver of its investment advisory fee and its reimbursement of certain Fund operating expenses; (5) the comparative investment performance of the Portfolio and the Fund as well as the performance of similar funds, (6) the terms and conditions of the Reorganization and whether the Reorganization would result in the dilution of shareholder interests, (7) the tax consequences of the Reorganization, and (8) the compatibility of the Portfolio's and the Fund's investment objectives, policies, restrictions and portfolios, as well as service features available to shareholders in the respective funds.

     The Board concluded to recommend that the shareholders of the Fund vote to approve the Reorganization. Pursuant to Rule 17a-8 under the 1940 Act, the Board of Trustees of Intermediate Municipal Trust, including a majority of the Trustees who were not interested persons of either Intermediate Municipal Trust or the Trust, determined that participation in the transaction was in the best interests of the Fund's shareholders and that the interests of existing Fund shareholders would not be diluted as a result of effecting the transaction. This conclusion was based on a number of factors, including the following:

     1.   The Reorganization would permit the shareholders of the Fund to pursue substantially the same investment goals in a larger fund.
           A larger fund should enhance the ability of portfolio managers to effect their portfolio transactions on more favorable terms and give portfolio managers greater investment flexibility and the ability to select a larger number of portfolio securities, with the attendant ability to spread investment risks over a larger number of portfolio issues.

     2. The 30-day yield of the Portfolio for the period ended August 31, 1996, was 5.06%. The 30-day yield of the Fund for the period ended May 31, 1996, was 4.91%. Over other periods the performance of the Portfolio and the Fund in relation to each other have varied, in part due to differing expense waivers by the respective investment advisers.
     3. The current waiver of investment advisory fees charged to the Fund by Federated Management might be discontinued, as well as Federated Management's reimbursement of certain Fund operating expenses.

     The Board of Trustees of Municipal Securities Income Trust likewise considered the Reorganization and approved the Plan on behalf of the Portfolio. Pursuant to Rule 17a-8 under the 1940 Act, the Board of Trustees of Municipal Securities Income Trust, including a majority of the Trustees who were not interested persons of either Intermediate Municipal Trust or the Trust, determined that participation in the transaction was in the best interests of the Portfolio's shareholders and that the interests of existing Portfolio shareholders would not be diluted as a result of effecting the transaction.

DESCRIPTION OF THE PLAN OF REORGANIZATION

     The Plan provides that the Trust, on behalf of the Portfolio, will acquire all of the assets of the Fund in exchange for Class F Shares of the Portfolio to be distributed pro rata by the Fund to the holders of Fund shares in complete liquidation of the Fund on or about July 11, 1997. Fund shareholders will receive a number of shares in the Portfolio equal to the same total net asset value as the Fund shares they held immediately prior to the Closing. Shareholders of the Fund will become shareholders of the Portfolio as of 5:00 p.m. (Eastern time) on the Closing Date. Shareholders of the Fund will earn their last dividend from the Fund on the day preceding the Closing Date, which Closing Date is expected to be July 11, 1997.
     Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to Intermediate Municipal Trust, on behalf of the Fund, and the Trust, on behalf of the Portfolio, as described under the caption `Federal Income Tax Consequences'' below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the Fund prior to the Closing Date by either party if it believes that consummation of the Reorganization would not be in the best interests of its shareholders.

     Federated Advisers is responsible for the payment of all expenses of the Reorganization, whether or not the Reorganization is consummated. Such expenses include, but are not limited to: legal fees; registration fees; transfer taxes (if any); the fees of banks and transfer agents; and the costs of preparing, printing, copying, and mailing proxy solicitation materials to the Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

      The foregoing description of the Plan entered into between the Trust, on behalf of the Portfolio, and Intermediate Municipal Trust, on behalf of the Fund, is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

DESCRIPTION OF PORTFOLIO SHARES

     Class F Shares of the Portfolio to be issued to shareholders of the Fund under the Plan will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Portfolio provided herewith for additional information about Class F Shares of the Portfolio.

FEDERAL INCOME TAX CONSEQUENCES

     As a condition to the Reorganization transactions, the Trust, on behalf of the Portfolio, and Intermediate Municipal Trust, on behalf of the Fund, will receive an opinion from Howard & Howard Attorneys, P.C., to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the `Code''), current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Portfolio upon its receipt of the Fund's assets in exchange for Portfolio shares; (3) the holding period and basis for the Fund's assets acquired by the Portfolio will be the same as the holding period and the basis to the Fund immediately prior to the Reorganization;
(4) no gain or loss will be recognized by the Fund upon transfer of its assets to the Portfolio in exchange for Portfolio shares or upon the distribution of the Portfolio shares to the Fund's shareholders in exchange of their Fund shares; (5) no gain or loss will be recognized by shareholders of the Fund upon exchange of their Fund shares for Portfolio shares; (6) the holding period of Portfolio shares received by shareholders of the Fund pursuant to the Plan will be the same as the holding period of Fund shares held immediately prior to the Reorganization, provided the Fund shares were held as capital assets on the date of the Reorganization; and
(7) the basis of Portfolio shares received by shareholders of the Fund pursuant to the Plan will be the same as the basis of Fund shares held immediately prior to the Reorganization.


COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS

     The Trust is organized as a Massachusetts business trust pursuant to a Declaration of Trust dated August 6, 1990, under the laws of the Commonwealth of Massachusetts. Intermediate Municipal Trust is also organized as a Massachusetts business trust under a Declaration of Trust dated May 31, 1985. The rights of shareholders of the Trust and of Intermediate Municipal Trust are identical. Set forth below is a brief summary of the more significant similarities between rights of shareholders of the Fund and the Portfolio.

     Special meetings of both the Fund's and the Portfolio's shareholders may be called for any purpose on the written request of shareholders entitled to cast at least ten percent (10%) of all votes entitled to be cast at the meeting. Special meetings of the Fund's and the Portfolio's shareholders may also be called by the Trustees or the Chief Executive Officer of the Trust. Shareholders of the Fund and the Portfolio are entitled to at least fifteen days' notice of any meeting.

     The Declaration of Trust of both Intermediate Municipal Trust and the Trust provide that shareholders shall have the following voting powers:
(i) to vote for the election of Trustees; (ii) to vote with respect to any investment advisory or sub-advisory contract entered into on behalf of any series; (iii) to vote to the same extent as shareholders of a Massachusetts business corporation as to whether or not a court action, proceeding, or claim should or should not be brought derivatively or as a class action on behalf of the trust, any series, or the shareholders; (iv) to vote for the removal of Trustees; (v) to vote on amendments or supplements to the Declaration of Trust; and (vi) to vote on such additional matters as required by the Declaration of Trust, the By-laws, the registration statement, or the Securities and Exchange Commission.

     Under certain circumstances, shareholders of the Fund or the Portfolio may be held personally liable as partners under Massachusetts law for acts or obligations of Intermediate Municipal Trust or the Trust, respectively.
 To protect shareholders of the Fund and the Portfolio, the Declarations of Trust expressly disclaim the liability of shareholders for acts or obligations of the Fund and the Portfolio. The Declarations of Trust provide that a notice of the disclaimer of liability may be included in each agreement, obligation, or instrument that either Intermediate Municipal Trust or the Trust may enter into.

     In the unlikely event that a shareholder of either the Fund or the Portfolio is held personally liable for obligations of the Fund or the Portfolio, the Declarations of Trust provide that property of the Fund or the Portfolio will be used to protect or compensate the shareholder. On request, claims are defended and judgments against shareholders are paid that arise out of any act or obligation of Intermediate Municipal Trust or the Trust on behalf of the Fund or the Portfolio, respectively. Therefore, financial loss resulting from liability as a shareholder will occur only if Intermediate Municipal Trust or the Trust cannot meet its obligations to indemnify shareholders and pay judgments against them from the assets of the Fund or the Portfolio, respectively.

CAPITALIZATION

     The following table shows the capitalization of the Portfolio and the Fund as of February 28, 1997, and on a pro forma basis as of that date:

                                                   Pro Forma
                      Portfolio                    Combined
                      (Class F Shares)  Fund       (Class F Shares)

Net Assets..          $67,616,569    $8,820,015    $76, 436, 584

Price Per Share                      $11.38        $9.95    $11.38

Shares Outstanding    5,944,265      886,561       6,719,645


INFORMATION ABOUT THE PORTFOLIO AND THE FUND


FEDERATED OHIO MUNICIPAL INCOME FUND, A PORTFOLIO OF MUNICIPAL SECURITIES INCOME TRUST

     Information about the Trust and the Portfolio is contained in the Portfolio's current Prospectus. A copy of the prospectus is included herewith and incorporated by reference herein. Additional information about the Trust and the Portfolio is included in the Portfolio's Statement of Additional Information dated October 31, 1996, which is incorporated herein by reference. Copies of the Statement of Additional Information, as well as the Statement of Additional Information relating to this Prospectus/Proxy Statement dated May 23, 1997, both of which have been filed with the Securities and Exchange Commission, may be obtained without charge by contacting the Trust at 1-800-341-7400 or by writing to the Trust at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. The Trust, on behalf of the Portfolio, is subject to the informational requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy and information statements, and other information filed by the Trust, on behalf of the Portfolio, can be obtained by calling or writing the Trust and can also be inspected and copied by the public at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549 and at certain of its regional offices located at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604 and 14th Floor, 75 Park Place, New York, NY 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington D.C. 20549, or obtained electronically from the Securities and Exchange Commission's Internet Web site (http://www.sec.gov).

     This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Trust, on behalf of the Portfolio, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Trust, the Portfolio and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Securities and Exchange Commission.


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST, A PORTFOLIO OF INTERMEDIATE MUNICIPAL TRUST

     Information about the Fund may be found in the Fund's current Prospectuses dated July 31, 1996, and its Statement of Additional Information dated July 31, 1996, which are incorporated herein by reference. Financial Statements for the Fund for the year ended May 31, 1996, may be found in the Fund's prospectus. Copies of the Fund's Prospectus and Statement of Additional Information may be obtained without charge from the Fund by calling 1-800-341-7400 or by writing to the Fund at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. A copy of the Statement of Additional Information relating to this Prospectus/Proxy Statement may be obtained without charge from Intermediate Municipal Trust by calling 1-800-341-7400 or by writing to Intermediate Municipal Trust at
Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.   The Fund
is subject to the information requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy and information statements, and other information filed by the Fund can be obtained by calling or writing the Fund and can also be inspected at the public reference facilities maintained by the Securities and Exchange Commission at the addresses listed in the previous section.

                            VOTING INFORMATION

     This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of the Fund of proxies for use at the Special Meeting of Shareholders (the "Meeting") to be held on July 7, 1997 and at any adjournment thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned, and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the Fund an instrument revoking the proxy, or by submitting a proxy bearing a later date, or by attending and voting at the Meeting. Proxies, instruments revoking a proxy, or proxies bearing a later date may be communicated by telephone, by electronic means including facsimile, or by mail.

     The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Advisers. In addition to solicitations through the mails, proxies may be solicited by officers, employees, and agents, including third party solicitors, of the Fund at no additional costs to the Fund. Such solicitations may be by telephone, telegraph, or otherwise. Any telephonic solicitations will follow procedures designed to insure accuracy and prevent fraud including requiring identifying shareholder information, recording the shareholder's instructions, and delivering a written confirmation of the shareholder's instructions. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as currently exists for instructions communicated in written form. Federated Advisers will reimburse custodians, nominees, and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.


OUTSTANDING SHARES AND VOTING REQUIREMENTS

     The Board of Trustees of the Fund has fixed the close of business on May 9, 1997, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting of Shareholders and any adjournment thereof. As of the record, date, there were shares of the Fund outstanding.  Each Fund share is
-----------------
entitled to one vote and fractional shares have proportionate voting rights. On the record date, [INSERT 5% SHAREHOLDERS AND PERCENTAGE HOLDINGS] On such date, no other person owned of record, or to the knowledge of the Fund, beneficially owned, 5% or more of the Fund's outstanding shares. On the record date, the Trustees and officers of the Fund as a group owned less than 1% of the outstanding shares of the Fund.

     On the record date the following persons of record owned 5% or more of the Portfolio's outstanding shares: [INSERT 5% SHAREHOLDERS AND PERCENTAGE HOLDINGS] On the record date, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of the Portfolio.
     The votes of shareholders of the Portfolio are not being solicited since their approval is not required in order to effect the Reorganization.

     Approval of the Reorganization requires the affirmative vote of a majority of the Fund's outstanding shares. As used herein, the term "majority of the Fund's outstanding shares" means the lesser of: (a) 67% of the shares of the Fund present at the Special Meeting if the holders of more than 50% of the outstanding shares of the Fund, are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund.

     In tallying shareholder votes, abstentions and broker non-votes (i.e., proxies sent in by brokers and other nominees that cannot be voted on a proposal because instructions have been received from the beneficial owners) will be counted for purposes of determining whether or not a quorum is present for purposes of convening the meeting. On each proposal, broker non-votes will be considered to be abstentions on the vote regarding each proposal.


NO DISSENTER'S RIGHT OF APPRAISAL

     Shareholders of the Fund objecting to the Reorganization have no appraisal rights under the Fund's Declaration of Trust or under the laws of the Commonwealth of Massachusetts. Shareholders have the right, however, to redeem their Fund shares at net asset value until the Closing Date, and thereafter shareholders may redeem Class F Shares of the Portfolio acquired by them in the Reorganization at net asset value.
QUORUM

     In the event that a quorum is not present at the Special Meeting, or in the event that a quorum is present at the Special Meeting, but sufficient votes to approve the Plan are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of shares that are represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Plan in favor of such adjournments, and will vote those proxies required to be voted AGAINST such proposal against any adjournment. A quorum is constituted with respect to the Fund by the presence in person or by proxy of the holders of more than 50% of the outstanding shares of the Fund entitled to vote at the Meeting. Proxies properly executed and marked with a negative vote or an abstention will be considered to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business.


OTHER MATTERS

     Management of the Fund knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting the persons named in the proxy intend to vote thereon in accordance with their best judgment.

     So far as management is presently informed, there is no litigation pending or threatened against the Trust.

     Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.



                                                      EXHIBIT A

     AGREEMENT AND PLAN OF REORGANIZATION dated February 27, 1997 (the `Agreement''), by and between MUNICIPAL SECURITIES INCOME TRUST, a Massachusetts business trust, on behalf of its portfolio, Federated Ohio Municipal Income Fund (hereinafter called the `Acquiring Fund''), FEDERATED ADVISERS, a Delaware business trust (`Federated Advisers''), INTERMEDIATE MUNICIPAL TRUST, a Massachusetts business trust, on behalf of its portfolio, Federated Ohio Intermediate Municipal Trust (hereinafter called the `Acquired Fund'') and FEDERATED MANAGEMENT, a Delaware business trust ("Federated Management").

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the `Code''). The reorganization (the ``Reorganization'') will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Class F Shares of beneficial interest of the Acquiring Fund (collectively, the `Acquiring Fund Shares'') and the distribution, after the Closing Date as hereinafter defined, of Class F Shares of the Acquiring Fund to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, the Acquired Fund and the Acquiring Fund are registered open-end, non-diversified, management investment companies and the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

     WHEREAS, the Acquiring Fund is authorized to issue the Acquiring Fund Shares and the Acquired Fund is authorized to issue its shares of beneficial interest;

     WHEREAS, Federated Advisers, an investment adviser registered as such under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Acquiring Fund;

     WHEREAS, Federated Management, an investment adviser registered as such under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Acquired Fund;

     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not `interested persons'' as defined under the Investment Company Act of 1940, as amended (the `1940 Act'') of the Acquiring Fund has determined that the transfer of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not `interested persons'' (as defined under the 1940 Act) of the Acquired Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders, that the interests of the shareholders of the Acquired Fund would not be diluted as a result of this transaction and determined that subsequent to the consummation of the transaction contemplated by this Agreement, the Acquired Fund will cease operations;

     NOW THEREFORE, for and in consideration of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

     1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.

          1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer, and convey to the Acquiring Fund all of the assets of the Acquired Fund at the time of the Closing (defined below), including without limitation all securities and cash, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, representing Class F Shares, determined as set forth in paragraph 2.3 of this Agreement. Such transactions shall take place at the closing (the `Closing'') on the closing date (the `Closing Date''), as provided in paragraph 3.1 of this Agreement. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the stock record books of the Acquiring Fund's transfer agent and shall deliver a confirmation thereof to the Acquired Fund.

          1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.

          1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter referred to as `State Street''), Boston, Massachusetts, the Acquiring Fund's custodian (the `Custodian''), for the account of the Acquiring Fund, together with proper instructions and all documents necessary to transfer such assets to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims, except as may be indicated in a schedule delivered by the Acquired Fund to the Acquiring Fund immediately prior to the Closing. All cash delivered shall be in the form of currency or immediately available funds payable to the order of Custodian for the Acquiring Fund.

          1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund hereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights, or other assets received by the Acquired Fund after the Closing Date as distributions on, or with respect to, the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
          1.5 As soon after the Closing Date as is practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer (by the Acquiring Fund or its transfer agent) of the Acquiring Fund Shares to an account for each shareholder on the books of the Acquiring Fund's transfer agent in the name of each Acquired Fund Shareholder and representing the pro rata number of the Acquiring Fund Shares due each Acquired Fund Shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund will issue certificates representing the Acquiring Fund Shares in connection with such exchange only for, and upon receipt of, certificated shares of the Acquired Fund.

          1.6 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of the Closing Date shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates with respect to discontinuation of the Acquired Fund as a series of Intermediate Municipal Trust with federal and state authorities.

2.   VALUATION.

          2.1 The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the net asset value of such assets computed as of the close of business on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

          2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of business on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

          2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the assets attributable to the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2. Class F Shares of the Acquiring Fund shall be issued for shares of the Acquired Fund.
          2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.

3.   CLOSING AND CLOSING DATE.

          3.1 The Closing Date shall be July 11, 1997, or such later date as the parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at the close of business at the offices of the Acquired Fund, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, or such other time and/or place as the parties may mutually agree.

          3.2 If on the Valuation Date: (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or
     (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3 The Acquired Fund shall instruct Federated Services Company, as transfer agent for the Acquired Fund, to deliver to the Acquiring Fund at the Closing, a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Class F Shares of the Acquiring Fund to be credited on the Closing Date to the Secretary of the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Class F Shares of the Acquiring Fund have been credited to the respective accounts of the Acquired Fund Shareholders on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES.

          4.1 Each of the Acquired Fund and Federated Management represents and warrants to the Acquiring Fund as follows:

               (a) Intermediate Municipal Trust is a business trust organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts and has power to carry on its business as it is now being conducted.

               (b) Intermediate Municipal Trust is registered under the 1940 Act, as an open-end, non-diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

               (c) Intermediate Municipal Trust is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquired Fund is a party or by which it is bound.

               (d) No material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of the Acquired Fund's properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. Neither Federated Management nor the Acquired Fund knows of any facts which might form the basis for the institution of such proceedings, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

               (e) The Statement of Assets and Liabilities of the Acquired Fund at May 31, 1996, has been audited by Arthur Andersen LLP, independent public accountants, and has been prepared in accordance with generally accepted accounting principles, consistently applied, and such statement (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such date, and there are no liabilities of the Acquired Fund, known to the Acquired Fund or to Federated Management, contingent or otherwise, as of such date not disclosed therein.
               (f) The unaudited Statement of Assets and Liabilities of the Acquired Fund at November 30, 1996, has been prepared in accordance with generally accepted accounting principles, consistently applied, and on a basis consistent with the Statement of Assets and Liabilities of the Acquired Fund at May 31, 1996, which has been audited by Arthur Andersen LLP, and such statement (copies of which have been furnished to the Acquiring
          Fund) fairly reflects the financial condition of the Acquired Fund as of such date, and there are no liabilities of the Acquired Fund known to the Acquired Fund or to Federated Management, contingent or otherwise, as of such date not disclosed therein.

               (g) Since May 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of any indebtedness for borrowed money.

               (h) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law (or permitted extensions thereto) to have been filed shall have been filed, and to the best of the Acquired Fund's knowledge all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
               (i) For each fiscal year (or part thereof) of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

               (j) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3 of this Agreement. The Acquired Fund does not have outstanding options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into Acquired Fund shares.

               (k) On the Closing Date, all issued and outstanding shares of the Acquired Fund will have been duly registered under the Securities Act of 1933, as amended (the "1933 Act"), and registered, or exempt from registration, to the extent required thereby under each state securities or "blue sky" law of every state in which the Acquired Fund has offered or sold its shares.

               (l) On the Closing Date, the Acquired Fund will have full right, power, and authority to sell, assign, transfer, and deliver the assets to be transferred by it hereunder.

               (m) The execution, delivery, and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquired Fund's Board of Trustees and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court before which a proceeding is brought (regardless of whether the enforceability is considered in a proceeding in equity or at law).

               (n) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date be true and correct in all material respects. Further, on the effective date of the Registration Statement and on the Closing Date, the Prospectus/Proxy Statement (only insofar as it relates to the Acquired Fund) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

               (o) The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement.
     4.2 Each of the Acquiring Fund and Federated Advisers represents and warrants to the Acquired Fund as follows:

               (a) Municipal Securities Income Trust is a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.

               (b) Municipal Securities Income Trust is registered under the 1940 Act as an open-end, non-diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

               (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulation of the SEC thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (d) At the Closing Date, the Acquiring Fund will have good and marketable title to its assets.

               (e) Municipal Securities Income Trust is not, and the execution, delivery, and performance of this Agreement will not result in a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

               (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of the Acquiring Fund's properties or assets which, if adversely determined, would affect the Acquiring Fund's financial condition or the conduct of its business. Neither Federated Advisers nor the Acquiring Fund knows of any facts which might form the basis for the institution of such proceedings, and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

               (g) The Statement of Assets and Liabilities of the Acquiring Fund at August 31, 1996, has been audited by Deloitte & Touche LLP, independent auditors, and has been prepared in accordance with generally accepted accounting principles, consistently applied, and such statement (copies of which have been furnished to the Acquired Fund) fairly reflects the financial condition of the Acquiring Fund as of such date, and there are no liabilities of the Acquiring Fund, known to the Acquiring Fund or to Federated Advisers, contingent or otherwise, as of such date not disclosed therein.
               (h) Since August 31, 1996, there has not been any adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness for borrowed money.

               (i) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law (or permitted extensions thereto) to have been filed shall have been filed, and to the best of the Acquiring Fund's knowledge all federal and other taxes shall have been paid so far as due or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

               (j) For each fiscal year (or part thereof) of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

               (k) All issued and outstanding shares of the Acquiring Fund are, and including the Acquiring Fund Shares issued to the Acquired Fund Shareholders pursuant hereto, at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

               (l) All issued and outstanding shares of each class of the Acquiring Fund are, and at the Closing Date will be, duly registered under the 1933 Act and registered, or exempt from registration, to the extent required thereby under each state securities or "blue sky" law of every state in which the Acquiring Fund has offered or sold its shares.

               (m) The execution, delivery, and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquiring Fund's Board of Trustees, and this Agreement constitutes the valid and legally binding obligation of Municipal Securities Income Trust enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court before which a proceeding is brought (regardless of whether the enforceability is considered in a proceeding in equity or at law).

               (n) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date be true and correct in all material respects. Further, on the effective date of the Registration Statement and on the Closing Date, the Prospectus/Proxy Statement (only insofar as it relates to the Acquiring Fund) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

               (o) The Acquiring Fund has entered into an agreement under which Federated Advisers will assume the expenses of the Reorganization, including legal fees of the Acquiring Fund, registration fees, transfer tax (if any), the fees of banks and transfer agents, and the costs of preparing, printing, copying, and mailing proxy solicitation materials to the Acquired Fund's shareholders.

5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

          5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

          5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary and appropriate to obtain approval of the transactions contemplated herein.

          5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Acquired Fund's President or its Treasurer.

          5.5 Municipal Securities Income Trust shall have filed with the SEC a Registration Statement Form N-14 complying in all material respects with the requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended, the 1940 Act, and applicable rules and regulations thereunder, relating to a meeting of the shareholders of the Acquired Fund to be called to consider and act upon the transactions contemplated herein, and such Registration Statement shall have been declared effective by the SEC. The Acquired Fund agrees to provide the Acquiring Fund with information relating to the Acquired Fund required under such Acts, rules and regulations for inclusion in the Registration Statement Form N-14.


          5.6 The Acquiring Fund agrees to use all best efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          6.1 All representations and warranties of Federated Management and the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

          6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or the Assistant Treasurer of the Acquired Fund.

          6.3 The Acquired Fund and Federated Management shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in their names by their respective Presidents or Vice Presidents and their Treasurers or Assistant Treasurers, in form and substance reasonably satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund and Federated Management made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

     The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1 All representations and warranties of the Acquiring Fund and Federated Advisers contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

          7.2 The Acquiring Fund and Federated Advisers shall have delivered to the Acquired Fund on the Closing Date a certificate executed in their names by their respective Presidents or Vice Presidents and their Treasurers or Assistant Treasurers, in form and substance reasonably satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund and Federated Advisers made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.

8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

          8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of beneficial interest of the Acquired Fund in accordance with the laws of the Commonwealth of Massachusetts and the Acquired Fund's Declaration of Trust and By-Laws.

          8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

          8.3 All consents of parties hereto and all other consents, orders, permits, and exemptions of federal, state, and local regulatory authorities (including those of the Securities and Exchange Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

          8.4 The Form N-14 shall have become effective under the 1933 Act by the SEC and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act.

          8.5 The Acquiring Fund and the Acquired Fund shall have received an opinion of Howard & Howard Attorneys, P.C., substantially to the effect that, on the basis of the existing provisions of the Code, current administrative rules, and court decisions, for federal income tax purposes:

               (a) The transfer of all or substantially all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired fund will constitute a "reorganization" within the meaning of
          Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares: (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization;
          (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder (provided the Acquired Fund Shares were held as capital assets on the date of the Reorganization).

9.   TERMINATION OF AGREEMENT.

          9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of Intermediate Municipal Trust or the Board of Trustees of Municipal Securities Income Trust, at any time prior to the Closing Date without liability on the part of either party hereto, if circumstances should develop that, in the opinion of the Board of Trustees of either party hereto, determines that proceeding with the Agreement is not in the best interests of that party's shareholders.

          9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this
     Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto (other than the agreement of Federated Advisers to assume the expenses of the Reorganization) or the trustees, directors, officers or shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.

10.  WAIVER.

     At any time prior to the Closing Date, any of the foregoing conditions (other than that set forth in Section 8.5) may be waived by the Board of Trustees of Municipal Securities Income Trust or the Board of Trustees of Intermediate Municipal Trust if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.

11.  AMENDMENT.

     This Agreement and Plan of Reorganization may be amended at any time by the mutual agreement of the Acquired Fund and the Acquiring Fund, authorized by their respective Boards of Trustees and notwithstanding approval thereof by the Acquired Fund Shareholders; provided, that if so approved by the Acquired Fund Shareholders, no amendment shall be made which substantially changes the terms hereof.

12.  NO BROKER'S OR FINDER'S FEE.

     The Acquired Fund and the Acquiring Fund each represents that there is no person with whom it has dealt who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement and Plan of Reorganization.

13.  MISCELLANEOUS.

          13.1 The representations and warranties included or provided for herein shall not survive consummation of the transactions contemplated hereby.

          13.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty, or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
          13.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to such jurisdiction's conflicts of laws principles.

          13.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

          13.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          13.6 Intermediate Municipal Trust is hereby expressly put on notice of the limitation of liability as set forth in the Declaration of Trust of Municipal Securities Income Trust and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the Trustees, officers, employees, or agents of Municipal Securities Income Trust or any of them.
          13.7 Municipal Securities Income Trust is hereby expressly put on notice of the limitation of liability as set forth in the Declaration of Trust of Intermediate Municipal Trust and agrees that the obligations assumed by the Acquired Fund pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Acquiring Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquired Fund, the Trustees, officers, employees, or agents of Intermediate Municipal Trust or any of them. IN WITNESS WHEREOF, each of the Acquired Fund, Federated Management, the Acquiring Fund, and Federated Advisers have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

Attest:                            Acquired Fund:

                                   INTERMEDIATE MUNICIPAL TRUST, ON BEHALF
                                   OF ITS PORTFOLIO, FEDERATED OHIO
                                   INTERMEDIATE MUNICIPAL TRUST

/s/S. Elliott Cohan                By:  /s/J. Christopher Donahue
      Assistant Secretary
                                   Name:  J. Christopher Donahue
                                   Title:  Executive Vice President



                                   FEDERATED MANAGEMENT
Attest:

                                   By:  /s/ J. Christopher Donahue
/s/ Christine Ita McGonigle
      Assistant Secretary          Name:  J. Christopher Donahue
                                   Title:  President


                                   Acquiring Fund:
Attest: MUNICIPAL SECURITIES INCOME TRUST, ON BEHALF OF ITS PORTFOLIO, FEDERATED OHIO MUNICIPAL INCOME FUND

                                   By:  /s/ J. Christopher Donahue

/s/S. Elliott Cohan                Name:  J. Christopher Donahue
      Assistant Secretary          Title:  Executive Vice President

Attest:                            FEDERATED ADVISERS

                                   By:  /s/ J. Christopher Donahue
/s/ Christine Ita McGonigle
      Assistant Secretary          Name:  J. Christopher Donahue
                                   Title:  President

               STATEMENT OF ADDITIONAL INFORMATION
                          May 23, 1997


               Acquisition of the assets of FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST, a portfolio of Intermediate Municipal Trust Federated Investors Tower
               Pittsburgh, Pennsylvania 15222-3779
               Telephone No:  1-800-341-7400

               By and in exchange for shares of
               FEDERATED OHIO MUNICIPAL INCOME FUND, a portfolio of Municipal Securities Income Trust
               Federated Investors Tower
               Pittsburgh, Pennsylvania 15222-3779
               Telephone No. 1-800-341-7400

This Statement of Additional Information dated May 23, 1997 is not a prospectus. A Prospectus/Proxy Statement dated May 23, 1997, related to the above-referenced matter may be obtained from Municipal Securities Income Trust, on behalf of its portfolio, Federated Ohio Municipal Income Fund, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                        TABLE OF CONTENTS

Statement of Additional Information of Federated Ohio Municipal Income
     Fund, a portfolio of Municipal Securities Income Trust, dated August 31, 1996.

Statement of Additional Information of Federated Ohio Intermediate
     Municipal Trust, a portfolio of Intermediate Municipal Trust, dated May 31, 1996.

Financial Statements of Federated Ohio Municipal Income Fund, a portfolio of Municipal Securities Income Trust, dated August 31, 1996.

Financial Statements of Federated Ohio Intermediate Municipal Trust, a
     portfolio of Intermediate Municipal Trust, dated May 31, 1996. Unaudited Financial Statements of Federated Ohio Intermediate Municipal
     Trust, a portfolio of Municipal Securities Income Trust, dated November 30, 1996.
The Statement of Additional Information of Federated Ohio Municipal Income Fund (the "Portfolio"), a portfolio of Municipal Securities Income Trust (the "Trust"), is incorporated by reference to the Trust's Post-Effective Amendment No. 21 to its Registration Statement on Form N-1A (File No. 33-36729) which was filed with the Securities and Exchange Commission on or about October 24, 1996.

The Statement of Additional Information of Federated Ohio Municipal Income Fund (the "Fund"), a portfolio of Intermediate Municipal Trust, is incorporated by reference to Intermediate Municipal Trust's Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A (File No. 2-98237) which was filed with the Securities and Exchange Commission on or about July 25, 1996. A copy may be obtained from the Trust at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. Telephone Number:
1-800-341-7400.

The audited financial statements of the Portfolio dated August 31, 1996, are incorporated by reference to the Portfolio's Prospectus filed with Post-Effective Amendment No. 21 to the Trust's Registration Statement on Form N-1A (File No. 33-36729) which was filed with the Securities and Exchange Commission on or about October 24, 1996.

The audited financial statements of the Fund dated May 31, 1996, are incorporated by reference to the Fund's prospectus filed with Post-Effective Amendment No. 26 to Intermediate Municipal Trust's Registration Statement on Form N-1A (File No. 2-98237) which was filed with the Securities and Exchange Commission on or about July 25, 1996.
The unaudited financial statements of the Fund dated November 30, 1996, are incorporated by reference to the Semi-Annual Report to Shareholders of the Fund which was filed with the Securities and Exchange Commission pursuant to Section 30(b) of the Investment Company Act of 1940, as amended, on or about February 3, 1997.

Pro forma financial statements as of August 31, 1996, which give effect to the Reorganization of the Fund into the Portfolio, are attached.


                   FEDERATED OHIO MUNICIPAL INCOME FUND
                FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
                      INTRODUCTION TO PROPOSED MERGER



The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated Ohio Municipal Income Fund and Federated Ohio Intermediate Municipal Trust, collectively (`the Funds''), as of August 31, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at August 31, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated Ohio Municipal Income Fund's most recent fiscal year ended August 31, 1996, and the twelve month period ended August 31, 1996, for Federated Ohio Intermediate Municipal Trust.
The Pro Forma statements give effect to the proposed transfer of assets from Federated Ohio Intermediate Municipal Trust in exchange for shares of Federated Ohio Municipal Income Fund.



FEDERATED OHIO MUNICIPAL INCOME FUND
FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
PRO FORMA COMBINING PORTFOLIO OF INVESTMENTS
AUGUST 31, 1996 (UNAUDITED)


















              FEDERATED
FEDERATED     OHIO
OHIO          INTERMEDIATE                                                         FEDERATED OHIO   FEDERATED
MUNICIPAL     MUNICIPAL     PRO FORMA                                              MUNICIPAL INCOME OHIO          PRO FORMA
INCOME FUND   TRUST         COMBINED                                               FUND             INTERMEDIATE  COMBINED
                                                                                                    MUNICIPAL
                                                                                                    TRUST




PRINCIPAL     PRINCIPAL     PRINCIPAL                               CREDIT
 AMOUNT       AMOUNT         AMOUNT                                  RATING*       VALUE            VALUE         VALUE

LONG-TERM MUNICIPALS 99.6%

                                         OHIO--93.9%

$200,000      ---           $200,000     Akron, Bath & Copley, OH
                                         Joint Township, Revenue
                                         Bonds, 7.45% (Children's
                                         Hospital  Medical Center,
                                         Akron)/(United States      AAA            $224,580         ---           $224,580
                                         Treasury PRF)/(Original
                                         Issue Yield: 7.698%),
                                         11/15/2000 (@102)

400,000       ---           400,000      Akron, Bath & Copley, OH
                                         Joint Township, Revenue
                                         Bonds, 7.45% (Children's
                                         Hospital  Medical Center,
                                         Akron)/(United States      A+             449,160          ---           449,160
                                         Treasury PRF)/(Original
                                         Issue Yield: 7.698%),
                                         11/15/2000 (@102)

---           200,000       200,000      Akron, OH, Various Purpose
                                         LT GO, 5.50% (MBIA INS),   AAA            ---              206,346       206,346
                                         12/1/2005

750,000       ---           750,000      Ashland County, OH, LT GO
                                         Bonds, 7.00%, 12/1/2011    A              809,415          ---           809,415
300,000       ---           300,000      Bellefontaine, OH, Storm
                                         Water Utility LT GO Bonds, A              322,215          ---           322,215
                                         7.05%, 6/1/2011

500,000       ---           500,000      Brunswick, OH, UT GO
                                         Bonds, 7.35% (Original     A              553,480          ---           553,480
                                         Issue Yield: 7.446%),
                                         12/1/2010

---           200,000       200,000      Cleveland, OH Airport
                                         System, Revenue Bonds
                                         (Series A), 5.40% (FGIC    AAA            ---              204,540       204,540
                                         INS)/(Original Issue
                                         Yield: 5.55%), 1/1/2004

2,500,000     ---           2,500,000    Cleveland, OH Airport
                                         System, Revenue Bonds
                                         (Series A), 6.00% (FGIC    AAA            2,481,500        ---           2,481,500
                                         INS)/(Original Issue
                                         Yield: 6.378%), 1/1/2024

---           250,000       250,000      Cleveland, OH, LT GO
                                         Bonds, 6.00% (MBIA         AAA            ---              267,598       267,598
                                         INS)/(Original Issue
                                         Yield: 6.10%), 11/15/2004

2,000,000     ---           2,000,000    Cleveland, OH Public Power
                                         System, Revenue Bonds,
                                         First Mortgage (Series A
                                         ), 7.00% (MBIA Insurance   AAA            2,246,200        ---           2,246,200
                                         Corporation INS)/(Original
                                         Issue Yield: 7.15%),
                                         11/15/2024

---           500,000       500,000      Columbus, OH Municipal
                                         Airport Authority, Revenue
                                         Bonds, 5.55% (Port
                                         Columbus Intl Airport      AAA            ---              514,515       514,515
                                         )/(MBIA INS)/(Original
                                         Issue Yield: 5.65%),
                                         1/1/2004

2,600,000     ---           2,600,000    Columbus, OH Municipal
                                         Airport Authority,
                                         Improvement Revenue Bonds,
                                         6.25% (Port Columbus Intl  AAA            2,663,414        ---           2,663,414
                                         Airport )/(MBIA
                                         INS)/(Original Issue
                                         Yield: 6.35%), 1/1/2024

----          100,000       100,000      Columbus, OH Water System,
                                         Revenue Refunding Bonds,   AA-            ---              104,365       104,365
                                         6.375%, 11/1/2010

----          150,000       150,000      Columbus, OH, LT GO Bonds,
                                         5.50% (Original Issue      AA+            ---              156,344       156,344
                                         Yield: 5.55%), 5/15/2004

$2,000,000    ---           $2,000,000   Cuyahoga County, OH
                                         Hospital Authority,
                                         Improvement & Refunding
                                         Revenue Bonds (Series A),
                                         5.625% (University         AAA            $1,908,780       ---           $1,908,780
                                         Hospitals Health System,
                                         Inc.)/(MBIA INS)/(Original
                                         Issue Yield: 5.90%),
                                         1/15/2026

1,000,000     ---           1,000,000    Cuyahoga County, OH
                                         Hospital Authority,
                                         Revenue Bonds, 6.25%
                                         (Fairview General          A              1,010,090        ---           1,010,090
                                         Hospital)/(Original Issue
                                         Yield: 6.321%), 8/15/2010

1,500,000     ---           1,500,000    Cuyahoga County, OH
                                         Hospital Authority,
                                         Revenue Bonds, 6.25%       A              1,495,035        ---           1,495,035
                                         (Meridia Health
                                         System)/(Original Issue
                                         Yield: 6.80%), 8/15/2024

800,000       ---           800,000      Cuyahoga County, OH
                                         Hospital Authority,
                                         Revenue Bonds, 6.50%
                                         (University Hospitals      AA             818,944          ---           818,944
                                         Health System,
                                         Inc.)/(Original Issue
                                         Yield: 6.68%), 1/15/2019

780,000       ---           780,000      Cuyahoga County, OH
                                         Hospital Authority,
                                         Revenue Refunding Bonds,
                                         6.875% (University         AAA            837,556          ---           837,556
                                         Hospitals Health System,
                                         Inc.)/(AMBAC
                                         INS)/(Original Issue
                                         Yield: 6.954%), 1/15/2019

500,000       ---           500,000      Cuyahoga County, OH
                                         Hospital Authority,
                                         Revenue Refunding Bonds,   A+             522,400          ---           522,400
                                         8.00% (Cleveland
                                         Clinic)/(Original Issue
                                         Yield: 8.068%), 12/1/2015
800,000       ---           800,000      Cuyahoga County, OH, UT GO
                                         Jail Facilities Bonds,
                                         7.00% (Original Issue      Aa             893,624          ---           893,624
                                         Yield: 7.065%), 10/1/2013

500,000       ---           500,000      Franklin County, OH
                                         Hospital Facility
                                         Authority, Hospital
                                         Revenue Refunding &
                                         Improvement Bonds, 7.25%   AAA            543,705          ---           543,705
                                         (Riverside United
                                         Methodist Hospital)/(MBIA
                                         INS)/(Original Issue
                                         Yield: 7.29%), 5/15/2020

260,000       ---           260,000      Franklin County, OH
                                         Hospital Facility
                                         Authority, Revenue
                                         Refunding & Improvement
                                         Bonds (Series B), 7.50%
                                         (Riverside United          Aa             289,474          ---           289,474
                                         Methodist
                                         Hospital)/(United States
                                         Treasury PRF)/(Original
                                         Issue Yield: 7.60%),
                                         5/15/2000 (@102)

2,000,000     ---           2,000,000    Franklin County, OH
                                         Hospital Facility
                                         Authority, Revenue
                                         Refunding Bonds (Series    Aa             1,938,200        ---           1,938,200
                                         A), 5.75% (Riverside
                                         United Methodist
                                         Hospital)/(Original Issue
                                         Yield: 6.10%), 5/15/2020

---           300,000       300,000      Franklin County, OH,
                                         Hospital Refunding &
                                         Improvement Revenue Bonds
                                         (1996 Series A), 5.20%     Aa             ---              300,570       300,570
                                         (Children's
                                         Hospital)/(Original Issue
                                         Yield: 5.30%), 11/1/2004

---           400,000       400,000      (B) Franklin County, OH,
                                         Hospital Revenue Bonds
                                         (Series 1996), 5.50% (Holy AA             ---              410,880       410,880
                                         Cross Health System
                                         Corp.), 6/1/2004

---           250,000       250,000      Franklin County, OH
                                         Mortgage Revenue, Mortgage
                                         Revenue Bonds, 5.875%
                                         (Seton Square North,       Aa             ---              257,190       257,190
                                         OH)/(FHA GTD)/(Original
                                         Issue Yield: 6.00%),
                                         10/1/2004

1,300,000     ---           1,300,000    Hamilton County, OH Health
                                         System, Revenue Refunding
                                         Bonds, Providence
                                         Hospital, 6.875%
                                         (Franciscan Sisters of     BBB-           1,312,194        ---           1,312,194
                                         Christian Charity
                                         HealthCare Ministry,
                                         Inc.)/(Original Issue
                                         Yield: 7.05%), 7/1/2015

700,000       ---           700,000      Hamilton County, OH
                                         Hospital Facilities
                                         Authority, Revenue
                                         Refunding & Improvement    A-             736,267          ---           736,267
                                         Bonds, 7.00% (Deaconess
                                         Hospital)/(Original Issue
                                         Yield: 7.046%), 1/1/2012

---           490,000       490,000      Hamilton County, OH
                                         Hospital Facilities
                                         Authority, Revenue
                                         Refunding Bonds (Series    A              ---              500,270       500,270
                                         A), 5.50% (Bethesda
                                         Hospital, OH)/(Original
                                         Issue Yield: 5.65%),
                                         1/1/2000

2,000,000     ---           2,000,000    Hamilton County, OH
                                         Hospital Facilities
                                         Authority, Revenue
                                         Refunding Bonds (Series    A              2,019,820        ---           2,019,820
                                         A), 6.25% (Bethesda
                                         Hospital, OH)/(Original
                                         Issue Yield: 6.55%),
                                         1/1/2012

---           500,000       500,000      Hamilton County, OH
                                         Hospital Facilities
                                         Authority, Refunding
                                         Revenue Bonds (Series
                                         1992), 6.80% (Episcopal    Aa2            ---              $527,090      $527,090
                                         Retirement Homes,
                                         Inc.)/(Fifth Third Bank,
                                         Cincinnati LOC), 1/1/2008

---           $200,000      $200,000     Hamilton County, OH Sewer
                                         System, Improvement &
                                         Revenue Refunding Bonds    AAA            ---              200,102       200,102
                                         (Series A), 4.55% (FGIC
                                         INS), 12/1/2000

---           100,000       100,000      Kings Local School
                                         District, OH, UT GO Bonds, NR             ---              106,701       106,701
                                         6.25%, 12/1/2001

---           100,000       100,000      Kings Local School
                                         District, OH, UT GO Bonds, NR             ---              109,085       109,085
                                         6.50%, 12/1/2003

440,000       ---           440,000      Lakewood, OH Hospital
                                         Improvement Authority,
                                         Revenue Refunding Bonds
                                         (Series One), 6.00%        AAA            444,730          ---           444,730
                                         (Lakewood Hospital,
                                         OH)/(MBIA INS)/(Original
                                         Issue Yield: 6.90%),
                                         2/15/2010

500,000       ---           500,000      Lebanon, OH Waterworks
                                         System, Revenue
                                         Improvement and Refunding  A              544,925          ---           544,925
                                         Bonds, 7.10%, 3/1/2008

----          300,000       300,000      Lucas County, OH, Hospital
                                         Revenue Refunding Bonds
                                         (Series 1996), 5.00%       AAA            ---              304,236       304,236
                                         (ProMedica Healthcare
                                         Obligated Group)/(MBIA
                                         INS), 11/15/2000

1,000,000     ---           1,000,000    Marion County, OH Hospital
                                         Authority, Hospital
                                         Refunding & Improvement
                                         Revenue Bonds (Series
                                         1996), 6.375% (Community   BBB+           991,880          ---           991,880
                                         Hospital of
                                         Springfield)/(Original
                                         Issue Yield: 6.52%),
                                         5/15/2011

420,000       ---           420,000      Marysville, OH, LT Sewer
                                         System GO Bonds, 7.15%,    A              453,319          ---           453,319
                                         12/1/2011

---           300,000       300,000      Miami County, OH, Hospital
                                         Facilities Revenue
                                         Refunding & Improvement
                                         Bonds (Series 1996B),
                                         5.20% (Upper Valley        AAA            ---              303,297       303,297
                                         Medical Center, OH)/(MBIA
                                         INS)/(Original Issue
                                         Yield: 5.30%), 5/15/2004

1,000,000     ---           1,000,000    Miami County, OH, Hospital
                                         Facilities Revenue
                                         Refunding & Improvement
                                         Bonds (Series 1996A),      BBB            971,120          ---           971,120
                                         6.375% (Upper Valley
                                         Medical Center,
                                         OH)/(Original Issue Yield:
                                         6.62%), 5/15/2026

---           150,000       150,000      Miami Valley Regional
                                         Transit Authority, OH, LT  A              ---              153,750       153,750
                                         GO Bonds, 5.40%, 12/1/2004

650,000       ---           650,000      Middleburg Heights, OH, LT
                                         GO Bonds, 7.20%, 12/1/2011 Aa             716,580          ---           716,580

1,000,000     ---           1,000,000    Montgomery County, OH
                                         Health Facilities
                                         Authority, Revenue Bonds
                                         (Series A), 6.625%         AAA            1,063,420        ---           1,063,420
                                         (Sisters of Charity Health
                                         Care System)/(MBIA
                                         INS)/(Original Issue
                                         Yield: 6.80%), 5/15/2021

3,000,000     ---           3,000,000    Moraine, OH Solid Waste
                                         Disposal Authority,
                                         Revenue Bonds, 6.75%       A-             3,260,250        ---           3,260,250
                                         (General Motors
                                         Corp.)/(Original Issue
                                         Yield: 6.80%), 7/1/2014

---           300,000       300,000      Muskingum County, OH,
                                         (Series 1995) Hospital
                                         Facilities Refunding
                                         Revenue Bonds, 5.10%
                                         (Franciscan Sisters of     AAA            ---              295,836       295,836
                                         Christian Charity
                                         HealthCare Ministry,
                                         Inc.)/(Connie Lee
                                         INS)/(Original Issue
                                         Yield: 5.30%), 2/15/2006

---           150,000       150,000      North Canton OH City
                                         School District, LT GO     A              ---              154,227       154,227
                                         Energy Conservation Bonds,
                                         5.50%, 12/1/2003

---           300,000       300,000      Ohio Enterprise Bond Fund,
                                         (Series 1995-3) State
                                         Economic Development       A-             ---              298,209       298,209
                                         Revenue Bonds, 5.60%
                                         (Smith Steelite),
                                         12/1/2003

---           150,000       150,000      Ohio HFA, Residential
                                         Mortgage Revenue Bonds     AAA            ---              151,269       151,269
                                         (Series A-1), 5.40% (GNMA
                                         COL), 3/1/2004

---           600,000       600,000      Ohio HFA, Residential
                                         MortgageRevenue Bonds      AAA            ---              607,884       607,884
                                         (Series B-1), 5.80% (GNMA
                                         COL), 9/1/2005

10,515,000    ---           10,515,000   Ohio HFA, Residential
                                         Mortgage Revenue Bonds     AAA            10,800,062       ---           10,800,062
                                         (Series B-2), 6.70% (GNMA
                                         COL), 3/1/2025

2,400,000     ---           2,400,000    Ohio HFA, SFM Revenue
                                         Bonds (Series A), 7.65%
                                         (GNMA COL)/(Original Issue AAA            2,516,496        ---           2,516,496
                                         Yield: 7.669%), 3/1/2029

275,000       ---           275,000      Ohio HFA, SFM Revenue
                                         Bonds (Series A), 7.80%    AAA            288,761          ---           288,761
                                         (GNMA COL), 3/1/2030

$2,500,000    ---           $2,500,000   Ohio State Air Quality
                                         Development Authority, PCR
                                         Refunding Bonds (Series    BBB-           $2,296,950       ---           $2,296,950
                                         A), 5.95% (Ohio Edison
                                         Co.), 5/15/2029
500,000       ---           500,000      Ohio State Air Quality
                                         Development Authority, PCR
                                         Refunding Bonds (Series    AAA            547,920          ---           547,920
                                         A), 7.45% (Ohio Edison
                                         Co.)/(FGIC INS), 3/1/2016

4,800,000     ---           4,800,000    Ohio State Air Quality
                                         Development Authority,
                                         Revenue Refunding Bonds,
                                         6.375% (JMG Funding        AAA            4,980,384        ---           4,980,384
                                         Limited
                                         Partnership)/(AMBAC
                                         INS)/(Original Issue
                                         Yield: 6.493%), 1/1/2029

---           400,000       400,000      Ohio State Building
                                         Authority, State
                                         Correctional Facilities    A+             ---              418,792       418,792
                                         Revenue Refunding Bonds,
                                         Series A, 5.80% (Original
                                         Issue Yield: 5.95%),
                                         10/1/2006

2,000,000     ---           2,000,000    Ohio State Department of
                                         Transportation,
                                         Certificates of            A+             1,915,540        ---           1,915,540
                                         Participation, 6.125%
                                         (Rickenbacker, OH Port
                                         Authority), 4/15/2015

2,000,000     ---           2,000,000    Ohio State Turnpike
                                         Commission, Revenue Bonds, AA-            1,947,460        ---           1,947,460
                                         Series A, 5.75%, 2/15/2024

---           350,000       350,000      Ohio State Turnpike
                                         Commission, Revenue Bonds  AAA            ---              372,775       372,775
                                         (Series A), 6.00% (FSA
                                         INS), 2/15/2005

---           250,000       250,000      Ohio State, UT GO Bonds,
                                         5.60% (Original Issue      AA             ---              262,223       262,223
                                         Yield: 5.65%), 8/1/2002

1,700,000     ---           1,700,000    Ohio State Water
                                         Development Authority, PCR
                                         Refunding Bonds, 5.95%     BBB-           1,545,045        ---           1,545,045
                                         (Ohio Edison Co.),
                                         5/15/2029

650,000       ---           650,000      Ohio State Water
                                         Development Authority,
                                         Pure Water Revenue Bonds,
                                         7.00% (United States       A              680,290          ---           680,290
                                         Treasury PRF)/(Original
                                         Issue Yield: 7.65%),
                                         6/1/1998 (@100)

---           250,000       250,000      Olentangy, OH Local School
                                         District, UT GO Bonds
                                         (Series A), 5.60%          AA-            ---              260,105       260,105
                                         (Original Issue Yield:
                                         5.70%), 12/1/2004

350,000       ---           350,000      Rocky River, OH City
                                         School District, UT GO
                                         Bonds (Series A), 6.90%    Aa             378,102          ---           378,102
                                         (Original Issue Yield:
                                         6.98%), 12/1/2011

---           195,000       195,000      Stow, OH, LT GO Safety
                                         Center Construction Bonds, A1             ---              228,105       228,105
                                         7.75%, 12/1/2003

500,000       ---           500,000      South Euclid, OH, UT GO
                                         Refunding Bonds, 7.00%,    A1             542,350          ---           542,350
                                         12/1/2011

---           260,000       260,000      Summit County, OH, LT
                                         Various Purpose GO Bonds,  AAA            ---              273,593       273,593
                                         5.75% (AMBAC INS),
                                         12/1/2005

500,000       ---           500,000      Tiffin, OH, LT GO Bonds,   A              539,865          ---           539,865
                                         7.10%, 12/1/2011

3,500,000     ---           3,500,000    Toledo-Lucas County, OH
                                         Port Authority, Port
                                         Facilities Revenue
                                         Refunding Bonds, 5.90%     Aa3            3,536,540        ---           3,536,540
                                         (Cargill, Inc.)/(Original
                                         Issue Yield: 5.981%),
                                         12/1/2015

---           200,000       200,000      Toledo, OH Sewer System,
                                         Revenue Bonds, 5.75%
                                         (AMBAC INS)/(Original      AAA            ---              211,474       211,474
                                         Issue Yield: 5.85%),
                                         11/15/2005

500,000       ---           500,000      University of Cincinnati,
                                         OH, General Receipts
                                         Revenue Bonds (Series B),  AA-            545,360          ---           545,360
                                         7.00% (Original Issue
                                         Yield: 7.05%), 6/1/2011

500,000       ---           500,000      University of Cincinnati,
                                         OH, Revenue Bonds (Series
                                         12), 6.50% (Original Issue AA-            529,130          ---           529,130
                                         Yield: 6.613%), 6/1/2011

                                             Total                                 66,112,532       8,161,371     74,273,903

                                         PUERTO RICO--3.2%                                          ---

2,400,000     ---           2,400,000    Puerto Rico Electric Power
                                         Authority, Revenue Bonds
                                         (Series T), 6.375%         A-             2,501,182        ---           2,501,182
                                         (Original Issue Yield:
                                         6.58%), 7/1/2024




                                                  Virgin Islands--2.5%

---              $200,000        $200,000         Virgin Islands HFA,
                                                  SFM Revenue Refunding    AAA           ---            $201,624            $201,624
                                                  Bonds (Series A),
                                                  5.70% (GNMA COL),
                                                  3/1/2004

1,750,000        ---             1,750,000        Virgin Islands HFA,
                                                  SFM Revenue Refunding
                                            Bonds (Series A),        AAA           1,767,220      ---                 1,767,220
                                                  6.50% (GNMA
                                                  COL)/(Original Issue
                                                  Yield: 6.522%),
                                                  3/1/2025

                                       Total                               1,767,220      201,624             1,968,844













                                   TOTAL INVESTMENTS
                                   (IDENTIFIED COST                       $70,380,934    $8,362,995          $78,743,929
                                   $75,967,522)(A)









Securities that are subject to alternative minimum tax represents
43.6% of the portfolio as calculated based upon total portfolio market value.

(a) The cost of investments for federal tax purposes amounts to $75,967,522. The net unrealized appreciation of investments on a federal tax basis amounts to $2,776,407 which is comprised of $23,777,967 appreciation and $21,001,560 depreciation at August 31, 1996.

(b)   Denotes a when-issued security.

* Please refer to the Appendix of the Statement of Additional Information for an explanation of the credit ratings.

Note: The categories of investments are shown as a percentage of net assets ($79,060,787) at August 31, 1996.


The following acronyms are used throughout this portfolio:

AMBAC    --American Municipal Bond Assurance Corporation
COL      --Collateralized
FGIC     --Financial Guaranty Insurance Company
FHA      --Federal Housing Administration
FSA      --Financial Security Assurance
GNMA     --Government National Mortgage Association
GO       --General Obligation
GTD      --Guaranty
HFA      --Housing Finance Authority
INS      --Insured
LOC      --Letter of Credit
LT       --Limited Tax
MBIA     --Municipal Bond Investors Assurance
PCR      --Pollution Control Revenue
PRF      --Prerefunded
SFM      --Single Family Mortgage
UT       --Unlimited Tax

(See Notes to Pro Forma Financial




FEDERATED OHIO MUNICIPAL INCOME FUND

FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST

PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES

AUGUST 31, 1996 (UNAUDITED)

                                       FEDERATED
                          FEDERATED    OHIO
                          OHIO         INTERMEDIATE
                          MUNICIPAL    MUNICIPAL      PRO FORMA         PRO FORMA
                          INCOME       TRUST          ADJUSTMENT        COMBINED
                          FUND

ASSETS:
Investments in        $   70,380,934 $ 8,362,995     $----         $    78,743,929
securities, at value
Cash                      51,488       34,889         ----              86,377
Deferred                  ----         7,223          (7,223)      (a)  ----
Expenses
Receivables
for/from:
  Investment Adviser      ----         ----           7,223        (a)  7,223
  Shares of beneficial    22,095       ----           ----              22,095
interest sold
  Income                  1,268,739    122,916        ----              1,391,655

     Total                71,723,256   8,528,023      ----              80,251,279
assets

LIABILITIES:
Payables for/to:
  Shares of beneficial
interest
  redeemed                101          ----           ----              101
  Income distributions    119,082      34,193         ----              153,275
  Investments             990,737      ----           ----              990,737
purchased
Accrued expenses and other
liabilities               45,621       758            ----              46,379

     Total                1,155,541    34,951         ----              1,190,492
liabilities

TOTAL NET ASSETS      $   70,567,715 $ 8,493,072                   $    79,060,787

NET ASSETS CONSIST OF:
Paid in capital       $   68,463,362 $ 8,559,104      ----         $    77,022,466
Net unrealized
appreciation of
   investments            2,611,079    165,328        ----              2,776,407
Accumulated net realized gain (loss)
   on                     (562,495)    (231,360)      ----              (793,855)
investments
Undistributed
net investment income     55,769       ----           ----              55,769

TOTAL NET ASSETS      $   70,567,715 $ 8,493,072     $----         $    79,060,787

SHARES OUTSTANDING        6,295,420    868,161        (110,485)    (b)  7,053,096

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PROCEEDS PER
SHARE:
Net asset value per   $ 11.21        $9.78                     $ 11.21
share

Offering price per    $ 11.32        *N/A                       $  11.32      *
share

Redemption proceeds   $ 11.10        *N/A                       $  11.10
per share                            *

TOTAL INVESTMENTS, AT
IDENTIFIED COST       $ 67,769,855   $8,197,667                 $  75,967,522






(a) Adjustment to reflect the elimination of deferred expenses.

(b) Adjustment to reflect share balance as a result of the combination, based on the exchange ratio of 0.8727367389.


* See "What Shares Cost" in the Federated Ohio Municipal Income Fund Prospectus, as of October 31, 1996.

** See `Contingent Deferred Sales Charge'' in the Federated Ohio Municipal Income Fund Prospectus, as of October 31, 1996.



Federated Ohio Municipal Income Fund

Federated Ohio Intermediate Municipal Trust

Pro Forma Combining Statement of Operations

For The Twelve Months Ended August 31, 1996 (unaudited)




                                       Federated     Federated
                                       Ohio          Ohio
                                       Municipal     Intermediate
                                       Income        Municipal     Pro Forma        Pro Forma
                                       Fund          Trust         Adjustments      Combined


Investment Income:
Interest                               $4,411,115    $398,891      $-----           $4,810,006



Expenses:
Investment advisory fee                285,381       38,235        (7,651)    (a)   315,965
Administrative personnel and           125,000                     (125,087)  (b)   125,000
services fee                                         125,087
Custodian fees                         18,266        18,511        (17,911)   (c)   18,866
Transfer and dividend disbursing
agent fees and expenses                51,504        16,452        (10,432)   (d)   57,524
Directors'/Trustees'                   3,565         3,130         (3,130)    (e)   3,565
fees
Auditing fees                          13,711        16,687        (16,687)   (f)   13,711
Legal fees                             3,276         2,312         (1,812)    (f)   3,776
Portfolio accounting                   49,252        50,047        (45,084)   (g)   54,215
fees
Distribution services fee              285,377       ----          ----             285,377
Shareholder services fee               178,361       19,117        ----             197,478
Share registration                     16,062        20,541        (12,129)   (h)   24,474
costs
Printing and postage                   20,895        9,637         (7,500)    (i)   23,032
Insurance premiums                     4,236         3,376         (2,876)    (j)   4,736
Taxes                                  215           171           ----             386
Miscellaneous                          2,160         11,165        (10,665)   (k)   2,660

     Total                             1,057,261     334,468       (260,964)        1,130,765
     expenses

Deduct-
   Waiver of investment advisory       (233,662)     (38,235)      47,893     (a)   (224,004)
fee
   Waiver of distribution              (171,226)     ----          ----             (171,226)
services fee
   Waiver of shareholder               (7,134)       (13,959)      ----             (21,093)
services fee
   Reimbursement of other
operating                              ----          (247,525)     247,525    (l)   ----
   expenses

     Net                               645,239       34,749        34,454           714,442
expenses

          Net                          3,765,876     364,142       (34,454)         4,095,564
          investment income

Realized and Unrealized Gain (Loss) on
Investments:
Net realized gain (loss) on           415,434       (4,386)       ----              411,048
investments
Net change in unrealized
appreciation (depreciation) of        (528,504)     (73,666)      ----              (602,170)
investments

     Net realized and
unrealized gain (loss) on             (113,070)     (78,052)      ----              (191,122)
     investments

Change in net assets
resulting from                        $3,652,806    $286,090      $(34,454)         $3,904,442
operations






(See Notes to Pro Forma Combining Statement of Operations)

(See Notes to Pro Forma Financial Statements)







                   Federated Ohio Municipal Income Fund
                Federated Ohio Intermediate Municipal Trust
           Notes to Pro Forma Combining Statement of Operations
          For the Twelve Months Ended August 31, 1996 (unaudited)


(a) Federated Advisers receives for its services an annual investment advisory fee equal to 0.40% of the Federated Ohio Municipal Income Fund's (the `Municipal Income Fund'') average daily net assets. Federated Management receives for its services an annual investment advisory fee equal to 0.50% of the Federated Ohio Intermediate Municipal Trust's (the `Intermediate Municipal Trust'') average daily net assets. Either adviser may voluntarily choose to waive any portion of its fee.

(b) Federated Services Company (`FServ'') provides the funds with certain administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

(c) State Street Bank and Trust Company is custodian for the securities and cash of the funds. The custodian fee is based upon the level of each funds average daily net assets for the period plus out-of-pocket expenses.

(d) Fserv, through its subsidiary, Federated Shareholder Services Company (`FSSC'') serves as transfer and dividend disbursing agent for the funds. The fee paid to FSSC is based on the size, type and number of accounts and transactions made by shareholders.
(e) Adjustment to reflect the elimination of the Trustees' fees paid for Intermediate Municipal Trust .

(f) Adjustment to reflect the audit and legal fee reductions due to the combining of two portfolios into a single portfolio.

(g) FServ maintains the funds accounting records. The fee paid to FServ is based on the level of the fund's average daily net assets for the period, plus out-of-pocket expenses.

(h) Adjustment to reflect the registration costs for the Municipal Income Fund only and the write-off of the deferred expense balance for the Intermediate Municipal Trust.

(i) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(j) Adjustment to reflect the decrease in insurance fees due to the reduction in the coverage requirement of a single portfolio.

(k) Adjustment to reflect the miscellaneous expense for the Municipal Income Fund only.

(l) Adjustment to reflect the elimination of the expense reimbursement due to the expense reduction realized by combining two portfolios into a single portfolio.

(See Notes to Pro Forma Financial Statements)

                   FEDERATED OHIO MUNICIPAL INCOME FUND
                FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
                  NOTES TO PRO FORMA FINANCIAL STATEMENTS
                        AUGUST 31, 1996 (UNAUDITED)


1.   BASIS OF COMBINATION

     The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated Ohio Municipal Income Fund and Federated Ohio Intermediate Municipal Trust, collectively (the `Funds''), as of August 31, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at August 31, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated Ohio Municipal Income Fund's most recent fiscal year ended August 31, 1996, and the twelve month period ended August 31, 1996, for Federated Ohio Intermediate Municipal Trust.

     The Pro Forma Financial Statements should be read in conjunction with historical financial statements of the Funds which are incorporated by reference in the Statement of Additional Information. The Funds follow generally accepted accounting principles applicable to management investment companies which are disclosed in the historical financial statements of each fund.

     The Pro Forma Financial Statements give effect to the proposed transfer of assets of Federated Ohio Intermediate Municipal Trust in exchange for shares of Federated Ohio Municipal Income Fund. Under generally accepted accounting principles, Federated Ohio Municipal Income Fund will be the surviving entity for accounting purposes with its historical cost of investment securities and results of operations being carried forward.

     The Pro Forma Financial Statements have been adjusted to reflect the anticipated advisory and administrative fee arrangements for the surviving entity. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently undeterminable.

     For the twelve months ended August 31, 1996, Federated Ohio Municipal Income Fund and Federated Ohio Intermediate Municipal Trust, paid investment advisory fees computed at the annual rate of each Fund's average net assets as follows:

     FUND                                     PERCENT OF EACH    FUND'S
     AVERAGE                                  NET ASSETS
     Federated Ohio Municipal Income Fund     0.40%
     Federated Ohio Intermediate Municipal Trust           0.50%

     Each adviser may voluntarily choose to waive a portion of their fees and reimburse certain operating expenses.

2.   SHARES OF BENEFICIAL INTEREST

     The Pro Forma net asset value per share assumes the issuance of 757,676 shares of Federated Ohio Municipal Income Fund shares in exchange for 868,161 shares of Federated Ohio Intermediate Municipal Trust at August 31, 1996, in conjunction with the proposed reorganization.



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
 (A PORTFOLIO OF INTERMEDIATE MUNICIPAL TRUST)

PROSPECTUS
The shares of Federated Ohio Intermediate Municipal Trust (the "Fund") offered by this prospectus represent interests in a non-diversified portfolio of securities of Intermediate Municipal Trust (the "Trust"), an open-end management investment company (a mutual fund).

The investment objective of the Fund is to provide current income which is exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio. The Fund invests primarily in a portfolio of Ohio municipal securities, including securities of states, territories, and possessions of the United States which are not issued by or on behalf of the State of Ohio or its political subdivisions, but which are exempt from federal regular income tax and Ohio state personal income taxes.

THE SHARES OFFERED BY THIS PROSPECTUS ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL

This prospectus contains the information you should read and know before you invest in the Fund. Keep this prospectus for future reference.

The Fund has also filed a Statement of Additional Information, dated July 31, 1996, with the Securities and Exchange Commission. The information contained in the Statement of Additional Information is incorporated by reference into this prospectus. You may request a copy of the Statement of Additional Information or a paper copy of this prospectus, if you have received your prospectus electronically, free of charge by calling 1-800-341-7400. To obtain other information or to make inquiries about the Fund, contact the Fund at the address listed in the back of this prospectus. The Statement of Additional Information, material incorporated by reference into this document, and other information regarding the Fund is maintained electronically with the SEC at Internet Web site (http://www.sec.gov).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated July 31, 1996

Table of Contents

 SUMMARY OF FUND EXPENSES                                1
 FINANCIAL HIGHLIGHTS                                    2
 GENERAL INFORMATION                                     3
 INVESTMENT INFORMATION                                  3
    Investment Objective                                 3
    Investment Policies                                  3
    Ohio Municipal Securities                            6
    Investment Risks                                     6
    Non-Diversification                                  6
    Investment Limitations                               7
 INTERMEDIATE MUNICIPAL TRUST INFORMATION                7
    Management of the Trust                              7
    Distribution of Fund Shares                          8
    Administration of the Fund                           9
 NET ASSET VALUE                                        10
 INVESTING IN THE FUND                                  10
    Share Purchases                                     10
    Minimum Investment Required                         10
    What Shares Cost                                    10
    Exchanging Securities for Fund
    Shares                                              11
    Certificates and Confirmations                      11
    Dividends                                           11
    Capital Gains                                       11
 REDEEMING SHARES                                       11
    Accounts with Low Balances                          12
 SHAREHOLDER INFORMATION                                12
    Voting Rights                                       12
 TAX INFORMATION                                        13
    Federal Income Tax                                  13
    State and Local Taxes                               14
 PERFORMANCE INFORMATION                                14
 FINANCIAL STATEMENTS                                   15
 REPORT OF INDEPENDENT PUBLIC
    ACCOUNTANTS                                         26
 ADDRESSES                                              27

 SUMMARY OF FUND EXPENSES
             SHAREHOLDER TRANSACTION EXPENSES

 Maximum Sales Charge Imposed on Purchases (as a
 percentage of offering price)                                                           None
 Maximum Sales Charge Imposed on Reinvested Dividends
   (as a percentage of offering price)                                                   None
 Contingent Deferred Sales Charge (as a percentage
   of original purchase price or redemption proceeds,
   as applicable)                                                                        None
 Redemption Fee (as a percentage of amount redeemed, if applicable)                      None
 Exchange Fee                                                                            None
ANNUAL OPERATING EXPENSES
                           (As a percentage of average net assets)
 Management Fee (after waiver)(1)                                                       0.00%
 12b-1 Fee                                                                               None
 Total Other Expenses (after expense reimbursement)                                     0.45%
   Shareholder Services Fee (after waiver)(2)                               0.10%
     Total Operating Expenses(3)                                                        0.45%


(1) The management fee has been reduced to reflect the voluntary waiver of the management fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 0.50%.

(2) The maximum shareholder services fee is 0.25%.

(3) The total operating expenses in the table above are based on expenses expected during the fiscal year ending May 31, 1997. The total operating expenses were 0.45% for the fiscal year ended May 31, 1996 and would have been 4.53% absent the voluntary waiver of the management fee, a portion of the shareholder services fee and the voluntary reimbursement of certain other operating expenses.

The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of the Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Investing in the Fund" and "Intermediate Municipal Trust Information." Wire-transferred redemptions of less than $5,000 may be subject to additional fees.

EXAMPLE                                                  1 year      3 years      5 years      10 years
You would pay the following expenses on a $1,000
investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.             $5          $14          $25          $57



THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

 FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
 FINANCIAL HIGHLIGHTS
  (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

Reference is made to the Report of Independent Public Accountants on page 26.

                                                                              YEAR ENDED MAY 31,
                                                                      1996           1995         1994(A)
 NET ASSET VALUE, BEGINNING OF PERIOD                                $ 9.79         $ 9.53        $10.00
 INCOME FROM INVESTMENT OPERATIONS
  Net investment income                                                0.47           0.47          0.22
  Net realized and unrealized gain (loss) on investments              (0.04)          0.26         (0.47)
  Total from investment operations                                     0.43           0.73         (0.25)
 LESS DISTRIBUTIONS
  Distributions from net investment income                            (0.47)         (0.47)        (0.22)
 NET ASSET VALUE, END OF PERIOD                                      $ 9.75         $ 9.79        $ 9.53
 TOTAL RETURN(B)                                                       4.41%          7.98%        (2.52%)
 RATIOS TO AVERAGE NET ASSETS
  Expenses                                                             0.45%          0.45%         0.24%*
  Net investment income                                                4.78%          5.05%         4.69%*
  Expense waiver/reimbursement(c)                                      4.08%(d)       4.80%(d)      3.07%*
 SUPPLEMENTAL DATA
  Net assets, end of period (000 omitted)                            $8,375         $6,607        $3,379
  Portfolio turnover                                                     46%            56%           48%


* Computed on an annualized basis.

(a) Reflects operations for the period from December 2, 1993 (date of initial public investment) to May 31, 1994.

(b) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable.

(c) This voluntary expense decrease is reflected in both the expense and net investment income ratios shown above.

(d) For the years ended May 31, 1996, and May 31, 1995, the adviser waived $35,966 and $26,346, respectively, of the investment advisory fee, which represents 0.50% and 0.50% of average net assets, and the adviser reimbursed other operating expenses of $128,177 and $115,674, respectively, which represents 1.78% and 2.20% of average net assets, to comply with certain state expense limitations. The remainder of the waiver reimbursement is voluntary. The expense decrease is reflected in both the expense and net investment income ratios shown above.

(See Notes which are an integral part of the Financial Statements)

Further information about the Fund's performance is contained in the Fund's annual report for the fiscal year ended May 31, 1996, which can be obtained free of charge.


GENERAL INFORMATION

The Trust was established as a Massachusetts business trust under a Declaration of Trust dated May 31, 1985. The Declaration of Trust permits the Trust to offer separate series of shares of beneficial interest representing interests in separate portfolios of securities. The shares in any one portfolio may be offered in separate classes.

Shares of the Fund are designed for the investment of monies generally held by financial institutions in a fiduciary capacity. A minimum initial investment of $25,000 over a 90-day period is required. The Fund may not be a suitable investment for non-Ohio taxpayers or retirement plans since it intends to invest primarily in Ohio municipal securities which are not likely to produce competitive after-tax yields for such persons and entities compared to other investments.

Shares are sold and redeemed at net asset value without a sales charge imposed by the Fund.

INVESTMENT INFORMATION

INVESTMENT OBJECTIVE

The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio. Interest income of the Fund that is exempt from federal regular income tax and Ohio state personal income tax retains its tax-free status when distributed to the Fund's shareholders. The Fund pursues its investment objective by investing at least 80% of its net assets in a non-diversified portfolio of Ohio municipal securities. The portfolio has a dollar-weighted average maturity of not less than three or more than ten years. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the investment policies described in this prospectus. The investment objective and the policy stated above cannot be changed without approval of shareholders.

INVESTMENT POLICIES

The investment policies described below may be changed by the Board of Trustees (the "Trustees") without shareholder approval. Shareholders will be notified before any material change in these policies becomes effective.

ACCEPTABLE INVESTMENTS. The Ohio municipal securities in which the Fund invests are:

* obligations issued by or on behalf of the state of Ohio, its political subdivisions, or agencies;

* debt obligations of any state, territory, or possession of the United States, including the District of Columbia, or any political subdivision of any of these; and

* participation interests, as described below, in any of the above obligations,

the interest from which is, in the opinion of bond counsel for the issuers or in the opinion of officers of the Fund and/or the investment adviser to the Fund, exempt from both federal regular income tax and the personal income taxes imposed by the State of Ohio.

The prices of fixed income securities fluctuate inversely to the direction of interest rates.

AVERAGE MATURITY. The dollar-weighted average maturity of the Fund's portfolio of Ohio municipal securities will not be less than three years or more than ten years. For purposes of determining the dollar-weighted average portfolio maturity of the Fund's portfolio, the maturity of a municipal security will be its ultimate maturity, unless it is probable that the issuer of the security will take advantage of maturity-shortening devices such as a call, refunding, or redemption provision, in which case the maturity date will be the date on which it is probable that the security will be called, refunded, or redeemed. If the municipal security includes the right to demand payment, the maturity of the security for purposes of determining the Fund's dollar-weighted average portfolio maturity will be the period remaining until the principal amount of the security can be recovered by exercising the right to demand payment.

CHARACTERISTICS. The municipal securities in which the Fund invests are:

* rated within the three highest ratings for municipal securities by Moody's Investors Service, Inc. ("Moody's") (Aaa, Aa, or A), Standard & Poor's Rating Group ("S&P") (AAA, AA, or A), or Fitch Investors Service, Inc. ("Fitch") (AAA, AA, or A);

* guaranteed at the time of purchase by the U.S. government as to the payment of principal and interest;

* fully collateralized by an escrow of U.S. government securities or other securities acceptable to the Fund's adviser;

* rated at the time of purchase within Moody's highest short-term municipal obligation rating (MIG1/VMIG1) or Moody's highest municipal commercial paper rating (PRIME-1) or S&P's highest municipal commercial paper rating (SP-1);

* unrated if, at the time of purchase, other municipal securities of that issuer are rated A or better by Moody's, S&P or Fitch; or

* unrated if determined to be of equivalent quality to one of the foregoing rating categories by the Fund's investment adviser.

If a security is subsequently downgraded, the adviser will determine whether it continues to be an acceptable investment; if not, the security will be sold. A description of the rating categories is contained in the Appendix to the Statement of Additional Information.

PARTICIPATION INTERESTS. The Fund may purchase participation interests from financial institutions such as commercial banks, savings associations, and insurance companies. These participation interests give the Fund an undivided interest in Ohio municipal securities. The financial institutions from which the Fund purchases participation interests frequently provide or secure irrevocable letters of credit or guarantees to assure that the participation interests are of high quality. The Trustees will determine whether participation interests meet the prescribed quality standards for the Fund.

VARIABLE RATE MUNICIPAL SECURITIES. Some of the Ohio municipal securities which the Fund purchases may have variable interest rates. Variable interest rates are ordinarily stated as a percentage of a published interest rate, interest rate index, or a similar standard, such as the 91-day U.S. Treasury bill rate. Many variable rate municipal securities are subject to payment of principal on demand by the Fund in not more than seven days. All variable rate municipal securities will meet the quality standards for the Fund. The Fund's investment adviser has been instructed by the Trustees to monitor the pricing, quality, and liquidity of the variable rate municipal securities, including participation interests held by the Fund on the basis of published financial information and reports of the rating agencies and other analytical services.

MUNICIPAL LEASES. Also included within the general category of municipal securities are certain lease obligations or installment purchase contract obligations and participations therein (hereinafter collectively referred to as "lease obligations") of municipal authorities or entities. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate, and make the payments due under the lease obligation. Interest on lease obligations is tax-exempt to the same extent as if the municipality had issued debt obligations to finance the underlying project or purchase. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds and some lease obligations may be illiquid. Although "non-appropriation" lease obligations are generally secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. In addition, the tax treatment of such obligations in the event of "non-appropriation" is unclear. The Fund does not invest more than 10% of its total assets in lease obligations that contain "non-appropriation" clauses.

If the Fund purchases unrated municipal leases, the Trustees will be responsible for determining, on an ongoing basis, the credit quality of such leases and the likelihood that such leases will not be cancelled.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS. The Fund may purchase Ohio municipal securities on a when-issued or delayed delivery basis. These transactions are arrangements in which the Fund purchases securities with payment and delivery scheduled for a future time. The seller's failure to complete these transactions may cause the Fund to miss a price or yield considered to be advantageous. Settlement dates may be a month or more after entering into these transactions, and the market values of the securities purchased may vary from the purchase prices. Accordingly, the Fund may pay more or less than the market value of the securities on the settlement date.

The Fund may dispose of a commitment prior to settlement if the adviser deems it appropriate to do so. In addition, the Fund may enter into transactions to sell its purchase commitments to third parties at current market values and simultaneously acquire other commitments to purchase similar securities at later dates. The Fund may realize short-term profits or losses upon the sale of such commitments.

TEMPORARY INVESTMENTS. The Fund normally invests in Ohio municipal securities, as described above. However, from time to time, when the investment adviser determines that market conditions call for a temporary defensive posture, the Fund may invest in short-term non-Ohio municipal tax-exempt obligations or taxable temporary investments. These temporary investments include: notes issued by or on behalf of municipal or corporate issuers; obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities; other debt securities; commercial paper; certificates of deposit of banks; and repurchase agreements (arrangements in which the organization selling the Fund a bond or temporary investment agrees at the time of sale to repurchase it at a mutually agreed upon time and price).

There are no rating requirements applicable to temporary investments with the exception of temporary municipal securities, which are subject to the same rating requirements as all other municipal securities in which the Fund invests. However, the investment adviser will limit temporary investments to those it considers to be of comparable quality to the acceptable investments of the Fund.

Although the Fund is permitted to make taxable, temporary investments, there is no current intention of generating income subject to federal regular income tax or Ohio state personal income tax.

OHIO MUNICIPAL SECURITIES

Ohio municipal securities are generally issued to finance public works, such as airports, bridges, highways, housing, hospitals, mass transportation projects, schools, streets, and water and sewer works. They are also issued to repay outstanding obligations, to raise funds for general operating expenses, and to make loans to other public institutions and facilities.

Ohio municipal securities include industrial development bonds issued by or on behalf of public authorities to provide financing aid to acquire sites or construct and equip facilities for privately or publicly owned corporations. The availability of this financing encourages these corporations to locate within the sponsoring communities and thereby increases local employment.

The two principal classifications of municipal securities are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith and credit and taxing power for the payment of principal and interest. However, interest on and principal of revenue bonds are payable only from the revenue generated by the facility financed by the bond or other specified sources of revenue. Revenue bonds do not represent a pledge of credit or create any debt of or charge against the general revenues of a municipality or public authority. Industrial development bonds are typically classified as revenue bonds.

INVESTMENT RISKS

Yields on Ohio municipal securities depend on a variety of factors, including: the general conditions of the municipal bond market; the size of the particular offering; the maturity of the obligations; and the rating of the issue. Further, any adverse economic conditions or developments affecting the state of Ohio or its municipalities could impact the Fund's portfolio. The State of Ohio and certain underlying municipalities face potential economic problems over the longer term. The state economy has grown more slowly than that of the nation as a whole, resulting in a gradual erosion of its relative economic affluence. The causes of this relative decline are varied and complex, involving in many cases national and international demographic and economic trends beyond the influence of the state. The ability of the Fund to achieve its investment objective also depends on the continuing ability of the issuers of Ohio municipal securities and participation interests, or the guarantors of either, to meet their obligations for the payment of interest and principal when due. Investing in Ohio municipal securities which meet the Fund's quality standards may not be possible if the State of Ohio or its municipalities do not maintain their current credit ratings. In addition, certain Ohio constitutional amendments, legislative measures, executive orders, administrative regulations, or voter initiatives could result in adverse consequences affecting Ohio municipal securities.

NON-DIVERSIFICATION

The Fund is a non-diversified investment portfolio. As such, there is no limit on the percentage of assets which can be invested in any single issuer. An investment in the Fund, therefore, will entail greater risk than would exist in a diversified portfolio of securities because the higher percentage of investments among fewer issuers may result in greater fluctuation in the total market value of the Fund's portfolio. Any economic, political, or regulatory developments affecting the value of the securities in the Fund's portfolio will have a greater impact on the total value of the portfolio than would be the case if the portfolio was diversified among more issuers.

The Fund intends to comply with Subchapter M of the Internal Revenue Code, as amended. This undertaking requires that at the end of each quarter of the taxable year, with regard to at least 50% of the Fund's total assets, no more than 5% of its total assets are invested in the securities of a single issuer; beyond that no more than 25% of its total assets are invested in the securities of a single issuer.

INVESTMENT LIMITATIONS

The Fund will not borrow money directly or through reverse repurchase agreements (arrangements in which the Fund sells a portfolio instrument for a percentage of its cash value with an agreement to buy it back on a set date) or pledge securities except, under certain circumstances, the Fund may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of those assets to secure such borrowings. The Fund does not intend to engage in any borrowings during the coming fiscal year.

The above investment limitations cannot be changed without shareholder approval. The following limitation, however, can be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change in this limitation becomes effective.

The Fund will not invest more than 15% of its net assets in securities which are illiquid, including repurchase agreements providing for settlement in more than seven days after notice, and restricted securities determined by the Trustees not to be liquid.

INTERMEDIATE MUNICIPAL TRUST INFORMATION

MANAGEMENT OF THE TRUST

BOARD OF TRUSTEES. The Trust is managed by a Board of Trustees. The Trustees are responsible for managing the business affairs of the Trust and for exercising all of the powers of the Trust, except those reserved for the shareholders. An Executive Committee of the Board of Trustees handles the Board's responsibilities between meetings of the Board.

INVESTMENT ADVISER. Investment decisions for the Fund are made by Federated Management, the Fund's investment adviser, subject to direction by the Trustees. The adviser continually conducts investment research and supervision for the Fund and is responsible for the purchase or sale of portfolio instruments, for which it receives an annual fee from the Fund. ADVISORY FEES. The adviser receives an annual investment advisory fee equal to .50% of the Fund's average daily net assets. The adviser has undertaken to reimburse the Fund up to the amount of the advisory fee for operating expenses in excess of limitations established by certain states. Also, the adviser may voluntarily choose to waive a portion of its fee or reimburse other expenses of the Fund, but reserves the right to terminate such waiver or reimbursement at any time at its sole discretion.

ADVISER'S BACKGROUND. Federated Management, a Delaware business trust organized on April 11, 1989, is a registered investment adviser under the Investment Advisers Act of 1940, as amended. It is a subsidiary of Federated Investors. All of the Class A (voting) shares of Federated Investors are owned by a trust, the Trustees of which are John F. Donahue, Chairman and Trustee of Federated Investors, Mr. Donahue's wife, and Mr. Donahue's son,
J. Christopher Donahue, who is President and Trustee of Federated Investors.

Federated Management and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. Certain other subsidiaries also provide administrative services to a number of investment companies. With over $80 billion invested across more than 250 funds under management and/or administration by its subsidiaries, as of December 31, 1995, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 1,800 employees, Federated continues to be led by the management who founded the company in 1955. Federated funds are presently at work in and through 4,000 financial institutions nationwide. More than 100,000 investment professionals have selected Federated funds for their clients.

Both the Trust and the adviser have adopted strict codes of ethics governing the conduct of all employees who manage the Fund and its portfolio securities. These codes recognize that such persons owe a fiduciary duty to the Fund's shareholders and must place the interests of shareholders ahead of the employees' own interests. Among other things, the codes: require preclearance and periodic reporting of personal securities transactions; prohibit personal transactions in securities being purchased or sold, or being considered for purchase or sale, by the Fund; prohibit purchasing securities in initial public offerings; and prohibit taking profits on securities held for less than sixty days. Violations of the codes are subject to review by the Trustees and could result in severe penalties.

PORTFOLIO MANAGER'S BACKGROUND. J. Scott Albrecht has been the Fund's portfolio manager since the Fund's inception. Mr. Albrecht joined Federated Investors in 1989 and has been a Vice President of the Fund's investment adviser since 1994. From 1992 to 1994, Mr. Albrecht served as an Assistant Vice President of the Fund's investment adviser. In 1991, Mr. Albrecht acted as an investment analyst. Mr. Albrecht is a Chartered Financial Analyst and received his M.S. in Public Management from Carnegie Mellon University.

DISTRIBUTION OF FUND SHARES

Federated Securities Corp. is the principal distributor for shares of the Fund. It is a Pennsylvania corporation organized on November 14, 1969, and is the principal distributor for a number of investment companies. Federated Securities Corp. is a subsidiary of Federated Investors.

State securities laws may require certain financial institutions such as depository institutions to register as dealers.

ADMINISTRATION OF THE FUND

ADMINISTRATIVE SERVICES. Federated Services Company, a subsidiary of Federated Investors, provides administrative personnel and services (including certain legal and financial reporting services) necessary to operate the Fund. Federated Services Company provides these at an annual rate which relates to the average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors as specified below:

      MAXIMUM                    AVERAGE AGGREGATE DAILY
 ADMINISTRATIVE FEE                      NET ASSETS
       0.15%                     on the first $250 million
       0.125%                    on the next $250 million
       0.10%                     on the next $250 million
       0.075%               on assets in excess of $750 million


The administrative fee received during any fiscal year shall be at least $125,000 per portfolio and $30,000 per each additional class of shares. Federated Services Company may choose voluntarily to waive a portion of its fee.

SHAREHOLDER SERVICES. The Fund has entered into a Shareholder Services Agreement with Federated Shareholder Services, a subsidiary of Federated Investors, under which the Fund may make payments up to .25% of the average daily net asset value of the Fund shares, computed at an annual rate, to obtain certain personal services for shareholders and to maintain shareholder accounts. From time to time and for such periods as deemed appropriate, the amount stated above may be reduced voluntarily. Under the Shareholder Services Agreement, Federated Shareholder Services will either perform shareholder services directly or will select financial institutions to perform shareholder services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid will be determined from time to time by the Fund and Federated Shareholder Services.

SUPPLEMENTAL PAYMENTS TO FINANCIAL INSTITUTIONS. In addition to payments made pursuant to the Shareholder Services Agreement, Federated Securities Corp. and Federated Shareholder Services, from their own assets, may pay financial institutions supplemental fees for the performance of substantial sales services, distribution-related support services, or shareholder services. The support may include sponsoring sales, educational and training seminars for their employees, providing sales literature, and engineering computer software programs that emphasize the attributes of the Fund. Such assistance will be predicated upon the amount of shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by the distributor may be reimbursed by the Fund's investment adviser or its affiliates.

NET ASSET VALUE

The Fund's net asset value per share fluctuates. It is determined by dividing the sum of all securities and other assets, less liabilities, by the total number of shares outstanding.

INVESTING IN THE FUND

SHARE PURCHASES

Shares of the Fund are sold on days on which the New York Stock Exchange is open for business. Shares may be purchased either by wire or mail. The Fund reserves the right to reject any purchase request.

To purchase shares of the Fund, open an account by calling Federated Securities Corp. Information needed to establish the account will be taken over the telephone.

BY WIRE. To purchase shares of the Fund by Federal Reserve wire, call the Fund before 1:00 p.m. (Eastern time) to place an order. The order is considered received immediately. Payment by federal funds must be received before 3:00 p.m. (Eastern time) that day. Federal funds should be wired as follows: Federated Shareholder Services Company, c/o State Street Bank and Trust Company, Boston, Massachusetts; Attention: EDGEWIRE; For Credit to:
Federated Ohio Intermediate Municipal Trust; Fund Number (this number can be found on the account statement or by contacting the Fund); Group Number or Order Number; Nominee or Institution Name; and ABA Number 011000028. Shares cannot be purchased by wire on holidays when wire transfers are restricted. Questions on wire purchases should be directed to your shareholder services representative at the telephone number listed on your account statement.
BY MAIL. To purchase shares of the Fund by mail, send a check made payable to Federated Ohio Intermediate Municipal Trust to: Federated Shareholder Services Company, P.O. Box 8600, Boston, Massachusetts 02266-8600. Orders by mail are considered received when payment by check is converted by State Street Bank and Trust Company ("State Street Bank") into federal funds. This is normally the next business day after State Street Bank receives the check.

MINIMUM INVESTMENT REQUIRED

The minimum initial investment in the Fund is $25,000, plus any financial intermediary fee, if applicable. However, an account may be opened with a smaller amount as long as the $25,000 minimum is reached within 90 days. An institutional investor's minimum investment will be calculated by combining all accounts it maintains with the Fund.

Individual accounts established through a financial intermediary may be subject to a different minimum investment requirement.

WHAT SHARES COST

Shares are sold at their net asset value next determined after an order is received. There is no sales charge imposed by the Fund. Investors who purchase shares through a financial intermediary may be charged a service fee by that financial intermediary.

The net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Monday through Friday, except on: (i) days on which there are not sufficient changes in the value of the Fund's portfolio securities that its net asset value might be materially affected; (ii) days during which no Shares are tendered for redemption and no orders to purchase shares are received; or (iii) the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

EXCHANGING SECURITIES FOR FUND SHARES

Investors may exchange certain municipal securities or a combination of securities and cash for Fund shares. The securities and cash must have a market value of at least $25,000. The Fund reserves the right to determine the acceptability of the securities to be exchanged. Securities accepted by the Fund are valued in the same manner as the Fund values its assets. Shareholders wishing to exchange securities should first contact Federated Securities Corp.

CERTIFICATES AND CONFIRMATIONS

As transfer agent for the Fund, Federated Shareholder Services Company maintains a share account for each shareholder. Share certificates are not issued unless requested in writing.

Detailed confirmations of each purchase and redemption are sent to each shareholder. Monthly confirmations are sent to report dividends paid during that month.

DIVIDENDS

Dividends are declared daily and paid monthly to all shareholders invested in the Fund on the record date. Dividends are declared just prior to determining net asset value. Shares purchased by wire begin earning dividends on the business day after the order is received. Shares purchased by check begin earning dividends on the business day after the check is converted, upon instruction of the transfer agent, into federal funds. Dividends are automatically reinvested on payment dates at the ex-dividend date net asset value in additional shares of the Fund unless cash payments are requested by contacting the Fund.

CAPITAL GAINS

Distributions of net realized long-term capital gains realized by the Fund, if any, will be made at least once every twelve months.

REDEEMING SHARES

The Fund redeems shares at their net asset value next determined after the Fund receives the redemption request. Redemptions will be made on days on which the Fund computes its net asset value. Investors who redeem shares through a financial intermediary may be charged a service fee by that financial intermediary. Redemption requests must be received in proper form and can be made by telephone request or by written request.

BY TELEPHONE. Shareholders may redeem their shares by telephoning the Fund before 4:00 p.m. (Eastern time). All proceeds will normally be wire transferred the following business day, but in no event more than seven days, to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System. Proceeds from redemption requests received on holidays when wire transfers are restricted will be wired the following business day. Questions about telephone redemptions on days when wire transfers are restricted should be directed to your shareholder services representative at the telephone number listed on your account statement. If at any time, the Fund shall determine it necessary to terminate or modify this method of redemption, shareholders would be promptly notified. Telephone redemption instructions may be recorded.

An authorization form permitting the Fund to accept telephone redemption requests must first be completed. It is recommended that investors request this privilege at the time of their initial application. If not completed at the time of initial application, authorization forms and information on this service can be obtained through Federated Securities Corp. If reasonable procedures are not followed by the Fund, it may be liable for losses due to unauthorized or fraudulent telephone instructions.

In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming by telephone. If such a case should occur, another method of redemption, such as "By Mail," should be considered.

BY MAIL. Shares may be redeemed in any amount by mailing a written request to: Federated Shareholder Services Company, P.O. Box 8600, Boston, Massachusetts 02266-8600. If share certificates have been issued, they should be sent unendorsed with the written request by registered or certified mail to the address noted above.

The written request should state: Federated Ohio Intermediate Municipal Trust; the account name as registered with the Fund; the account number; and the number of shares to be redeemed or the dollar amount requested. All owners of the account must sign the request exactly as the shares are registered. Normally, a check for the proceeds is mailed within one business day, but in no event more than seven days, after the receipt of a proper written redemption request. Dividends are paid up to and including the day that a redemption request is processed.

Shareholders requesting a redemption of any amount to be sent to an address other than that on record with the Fund, or a redemption payable other than to the shareholder of record must have their signatures guaranteed by a commercial or savings bank, trust company or savings association whose deposits are insured by an organization which is administered by the Federal Deposit Insurance Corporation; a member firm of a domestic stock exchange; or any other "eligible guarantor institution," as defined in the Securities Exchange Act of 1934. The Fund does not accept signatures guaranteed by a notary public.
ACCOUNTS WITH LOW BALANCES

Due to the high cost of maintaining accounts with low balances, the Fund may redeem shares in any account and pay the proceeds to the shareholder of record if the account balance falls below the required minimum value of $25,000 due to shareholder redemptions. This requirement does not apply, however, if the balance falls below $25,000 because of changes in the Fund's net asset value. Before shares are redeemed to close an account, the shareholder is notified in writing and allowed 30 days to purchase additional shares to meet the minimum requirement.

SHAREHOLDER INFORMATION

VOTING RIGHTS

Each share of the Fund gives the shareholder one vote in Trustee elections and other matters submitted to shareholders for vote. All shares of each portfolio in the Trust have equal voting rights except that in matters affecting only a particular fund, only shareholders of that fund are entitled to vote.

As a Massachusetts business trust, the Trust is not required to hold annual shareholder meetings. Shareholder approval will be sought only for certain changes in the Trust's or the Fund's operation and for the election of Trustees under certain circumstances. Trustees may be removed by the Trustees or by shareholders at a special meeting.

A special meeting of the shareholders for this purpose shall be called by the Trustees upon the written request of shareholders owning at least 10% of the outstanding shares of all series in the Trust entitled to vote.

TAX INFORMATION
FEDERAL INCOME TAX

The Fund will pay no federal income tax because it expects to meet requirements of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to regulated investment companies and to receive the special tax treatment afforded to such companies. The Fund will be treated as a single, separate entity for federal income tax purposes so that income (including capital gains) and losses realized by the Trust's other portfolios will not be combined for tax purposes with those realized by the Fund.

Shareholders are not required to pay federal regular income tax on any dividends received from the Fund that represent net interest on tax-exempt municipal bonds. However, dividends representing net interest income earned on some municipal bonds may be included in calculating the federal individual alternative minimum tax or the federal alternative minimum tax for corporations.

The alternative minimum tax, up to 28% of alternative minimum taxable income for individuals and 20% for corporations, applies when it exceeds the regular tax for the taxable year. Alternative minimum taxable income is equal to the regular taxable income of the taxpayer increased by certain "tax preference" items not included in regular taxable income and reduced by only a portion of the deductions allowed in the calculation of the regular tax.

Interest on certain "private activity" bonds issued after August 7, 1986, is treated as a tax preference item for both individuals and corporations. Unlike traditional governmental purpose municipal bonds, which finance roads, schools, libraries, prisons, and other public facilities, private activity bonds provide benefits to private parties. The Fund may purchase all types of municipal bonds, including private activity bonds. Thus, should it purchase any such bonds, a portion of the Fund's dividends may be treated as a tax preference item.

In addition, in the case of a corporate shareholder, dividends of the Fund which represent interest on municipal bonds will become subject to the 20% corporate alternative minimum tax because the dividends are included in a corporation's "adjusted current earnings." The corporate alternative minimum tax treats 75% of the excess of a taxpayer's pre-tax "adjusted current earnings" over the taxpayer's alternative minimum taxable income as a tax preference item. "Adjusted current earnings" is based upon the concept of a corporation's "earnings and profits." Since "earnings and profits" generally includes the full amount of any Fund dividend, and alternative minimum taxable income does not include the portion of the Fund's dividend attributable to municipal bonds which are not private activity bonds, the difference will be included in the calculation of the corporation's alternative minimum tax.

Dividends of the Fund representing net interest income earned on some temporary investments and any realized net short-term gains are taxed as ordinary income.

These tax consequences apply whether dividends are received in cash or as additional shares. Information on the tax status of dividends and distributions is provided annually.

STATE AND LOCAL TAXES

Income from the Fund is not necessarily free from taxes in states other than Ohio or from personal property taxes. Shareholders are urged to consult their own tax advisers regarding the status of their accounts under state and local tax laws.

OHIO TAXES. Under existing Ohio laws, distributions made by the Fund will not be subject to Ohio individual income tax if such distributions qualify as "exempt-interest dividends" under the Code, and represent (i) interest from obligations of Ohio or its subdivisions which is exempt from federal income tax; or (ii) interest or dividends from obligations issued by the United States and its territories or possessions or by any authority, commission or instrumentality of the United States which are exempt from state income tax under federal laws. Conversely, to the extent that distributions made by the Fund are derived from other types of obligations, such dividends will be subject to Ohio individual income tax.

Distributions made by the Fund will not be subject to Ohio corporation franchise tax if such distributions qualify as "exempt-interest dividends" under the Code, and represent (i) interest from obligations of Ohio or its subdivisions which is exempt from federal income tax; or (ii) net interest income from obligations issued by the United States and its territories or possessions or by any authority, commission or instrumentality of the United States, which is included in federal taxable income and which the exempt from state income tax under federal laws.

Exempt-interest dividends that represent interest from obligations held by the Fund which are issued by the State of Ohio or its political subdivisions will be exempt from any Ohio municipal income tax (even if the municipality is permitted under Ohio law to levy a tax on intangible income).

PERFORMANCE INFORMATION

From time to time, the Fund advertises its total return, yield, and tax-equivalent yield.

Total return represents the change, over a specific period of time, in the value of an investment in the Fund after reinvesting all income and capital gains distributions. It is calculated by dividing that change by the initial investment and is expressed as a percentage.

The yield of the Fund is calculated by dividing the net investment income per share (as defined by the Securities and Exchange Commission) earned by the shares of the Fund over a thirty-day period by the offering price per share of the shares of the Fund on the last day of the period. This number is then annualized using semi-annual compounding. The tax-equivalent yield of the Fund is calculated similarly to the yield, but is adjusted to reflect the taxable yield that the Fund would have had to earn to equal its actual yield, assuming a specific tax rate. The yield and the tax-equivalent yield do not necessarily reflect income actually earned by the Fund and, therefore, may not correlate to the dividends or other distributions paid to shareholders.

From time to time, advertisements for the Fund may refer to ratings, rankings, and other information in certain financial publications and/or compare the Fund's performance to certain indices.

 FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
 PORTFOLIO OF INVESTMENTS

 MAY 31, 1996

    PRINCIPAL                                                                                    CREDIT
     AMOUNT                                                                                      RATING*      VALUE
 INTERMEDIATE-TERM MUNICIPAL SECURITIES--102.8%
 OHIO--100.4%
 $     200,000   Akron, OH, Various Purpose LT GO, 5.50% (MBIA
                 INS), 12/1/2005                                                                   Aaa    $  205,434
       200,000   Butler County, OH, Sewer System Revenue Bonds, 4.85%
                 (AMBAC INS), 12/1/2004                                                            Aaa       198,558
       350,000   Butler County, OH, Waterworks System Revenue Bonds
                 (Series 1996), 4.45% (AMBAC INS)/(Original Issue
                 Yield: 4.55%), 12/1/2004                                                          Aaa       334,026
       200,000   Cleveland, OH Airport System, Revenue Bonds
                 (Series A), 5.40% (FGIC INS)/(Original Issue
                 Yield: 5.55%), 1/1/2004                                                           Aaa       203,536
       250,000   Cleveland, OH, LT GO Bonds, 6.00% (MBIA INS)/
                 (Original Issue Yield: 6.10%), 11/15/2004                                         Aaa       266,973
       500,000   Columbus, OH Municipal Airport Authority, Revenue
                 Bonds, 5.55% (Port Columbus Intl Airport )/(MBIA
                 INS)/(Original Issue Yield: 5.65%), 1/1/2004                                      Aaa       512,400
       100,000   Columbus, OH Water System, Revenue Refunding
                 Bonds, 6.375%, 11/1/2010                                                          AA-       104,184
       150,000   Columbus, OH, LT GO Bonds, 5.50% (Original Issue
                 Yield: 5.55%), 5/15/2004                                                          AA+       155,616
       350,000   Cuyahoga County, OH Hospital Authority, Improvement
                 & Refunding Revenue Bonds (Series A), 6.00%
                 (University Hospitals Health System, Inc.), 1/15/2004                             AA        370,457
       150,000   Findlay, OH Waterworks System, Refunding Revenue
                 Bonds (Series 1995), 4.55% (MBIA INS), 11/1/2000                                  Aaa       149,668
       250,000   Franklin County, OH Mortgage Revenue, Mortgage
                 Revenue Bonds, 5.875% (Seton Square North, OH)/
                 (FHA GTD)/(Original Issue Yield: 6.00%), 10/1/2004                                Aa        256,345



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST

    PRINCIPAL                                                                                    CREDIT
     AMOUNT                                                                                      RATING*      VALUE
INTERMEDIATE-TERM MUNICIPAL SECURITIES--CONTINUED
 OHIO--CONTINUED
 $     300,000   Franklin County, OH, Hospital Refunding &
                 Improvement Revenue Bonds (1996 Series A), 5.20%
                 (Children's Hospital)/(Original Issue Yield: 5.30%),
                 11/1/2004                                                                         Aa     $  296,688
       400,000 (b)Franklin County, OH, Hospital Revenue Bonds
                 (Series 1996), 5.50% (Holy Cross Health System
                 Corp.), 6/1/2004                                                                  AA        406,988
       500,000   Hamilton County, OH Hospital Facilities Authority,
                 Refunding Revenue Bonds (Series 1992), 6.80%
                 (Episcopal Retirement Homes, Inc.)/(Fifth Third
                 Bank, Cincinnati LOC), 1/1/2008                                                   Aa2       535,420
       490,000   Hamilton County, OH Hospital Facilities Authority,
                 Revenue Refunding Bonds (Series A), 5.50%
                 (Bethesda Hospital, OH)/(Original Issue Yield:
                 5.65%), 1/1/2000                                                                  A1        498,408
       200,000   Hamilton County, OH Sewer System, Improvement
                 & Revenue Refunding Bonds (Series A), 4.55%
                 (FGIC INS), 12/1/2000                                                             Aaa       199,558
       100,000   Kings Local School District, OH, UT GO Bonds,
                 6.25%, 12/1/2001                                                                  NR        106,738
       100,000   Kings Local School District, OH, UT GO Bonds,
                 6.50%, 12/1/2003                                                                  NR        108,960
       150,000   Miami Valley Regional Transit Authority, OH, LT
                 GO Bonds, 5.40%, 12/1/2004                                                        A         152,917
       300,000   Muskingum County, OH, (Series 1995) Hospital
                 Facilities Refunding Revenue Bonds, 5.10%
                 (Franciscan Sisters of Christian Charity HealthCare
                 Ministry, Inc.)/(Connie Lee INS)/(Original Issue
                 Yield: 5.30%), 2/15/2006                                                          AAA       293,202
       200,000   Muskingum County, OH, Hospital Facilities
                 Refunding & Improvement Bonds (Series 1996), 4.90%
                 (Bethesda Care System)/(Connie Lee INS), 12/1/2003                                AAA       197,410
       150,000   North Canton OH City School District, LT GO
                 Energy Conservation Bonds, 5.50%, 12/1/2003                                       A         153,608



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST

    PRINCIPAL                                                                                    CREDIT
     AMOUNT                                                                                      RATING*      VALUE
 INTERMEDIATE-TERM MUNICIPAL SECURITIES--CONTINUED
 OHIO--CONTINUED
 $     300,000   Ohio Enterprise Bond Fund, (Series 1995-3) State
                 Economic Development Revenue Bonds, 5.60%
                 (Smith Steelite), 12/1/2003                                                       A-     $  297,255
       150,000   Ohio HFA, Residential Mortgage Revenue Bonds
                 (Series A-1), 5.40% (GNMA COL), 3/1/2004                                          AAA       149,949
       600,000   Ohio HFA, Residential Mortgage Revenue Bonds
                 (Series B-1), 5.80% (GNMA COL), 9/1/2005                                          AAA       607,734
       400,000   Ohio State Building Authority, State Correctional
                 Facilities Revenue Refunding Bonds, Series A, 5.80%
                 (Original Issue Yield: 5.95%), 10/1/2006                                          A+        416,208
       250,000   Ohio State, UT GO Bonds, 5.60% (Original Issue
                 Yield: 5.65%), 8/1/2002                                                           AA        261,430
       250,000   Olentangy, OH Local School District, UT GO Bonds
                 (Series A), 5.60% (Original Issue Yield: 5.70%),
                 12/1/2004                                                                         AA-       258,798
       195,000   Stow, OH, LT GO Safety Center Construction Bonds,
                 7.75%, 12/1/2003                                                                  A1        227,998
       260,000   Summit County, OH, LT Various Purpose GO Bonds,
                 5.75% (AMBAC INS), 12/1/2005                                                      Aaa       272,501
       200,000   Toledo, OH Sewer System, Revenue Bonds, 5.75%
                 (AMBAC INS)/(Original Issue Yield: 5.85%),
                 11/15/2005                                                                        Aaa       209,116
                  Total                                                                                    8,408,083
                 VIRGIN ISLANDS--2.4%
       200,000   Virgin Islands HFA, SFM Revenue Refunding Bonds
                 (Series A), 5.70% (GNMA COL), 3/1/2004                                            AAA       200,874
                  TOTAL INTERMEDIATE-TERM MUNICIPAL SECURITIES
                  (IDENTIFIED COST $8,501,498)                                                             8,608,957



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST

    PRINCIPAL                                                                                    CREDIT
     AMOUNT                                                                                      RATING*      VALUE
 SHORT-TERM MUNICIPAL SECURITIES--1.2%
 PUERTO RICO--1.2%
 $     100,000   Puerto Rico Government Development Bank Weekly
                 VRDNs (Credit Suisse, Zurich LOC)                                                 AA+    $  100,000
                  TOTAL SHORT-TERM MUNICIPAL SECURITIES
                  (AT AMORTIZED COST)                                                                        100,000
                  TOTAL INVESTMENTS (IDENTIFIED COST $8,601,498)(A)                                       $8,708,957



* Please refer to the Appendix of the Statement of Additional Information for an explanation of the credit ratings. Current credit ratings are unaudited.

(a) The cost of investments for federal tax purposes amounts to $8,601,498.
    The net unrealized appreciation of investments on a federal tax basis amounts to $107,459 which is comprised of $142,280 appreciation and $34,821 depreciation at May 31, 1996.

(b) Denotes when-issued security.

Note: The categories of investments are shown as a percentage of net assets
      ($8,375,277) at May 31, 1996.

The following acronyms are used throughout this portfolio:

AMBAC -- American Municipal Bond Assurance Corporation

COL -- Collateralized

FGIC -- Financial Guaranty Insurance Company

FHA -- Federal Housing Administration

GNMA -- Government National Mortgage Association

GO -- General Obligation

GTD -- Guaranty
HFA -- Housing Finance Authority

INS -- Insured

LOC -- Letter of Credit

LT -- Limited Tax

MBIA -- Municipal Bond Investors Assurance

SFM -- Single Family Mortgage

UT -- Unlimited Tax

VRDNs -- Variable Rate Demand Notes

(See Notes which are an integral part of the Financial Statements)

 FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
 STATEMENT OF ASSETS AND LIABILITIES

 MAY 31, 1996

 ASSETS:
 Total investments in securities, at value (identified and tax cost
 $8,601,498)                                                                                      $  8,708,957
 Cash                                                                                                   44,271
 Income receivable                                                                                     147,165
 Deferred expenses                                                                                       7,223
   Total assets                                                                                      8,907,616
 LIABILITIES:
 Payable for investments purchased                                               $   408,880
 Payable for shares redeemed                                                          89,748
 Income distribution payable                                                          24,015
 Accrued expenses                                                                      9,696
   Total liabilities                                                                                   532,339
 NET ASSETS for 859,178 shares outstanding                                                        $  8,375,277
 NET ASSETS CONSIST OF:
 Paid in capital                                                                                  $  8,473,458
 Net unrealized appreciation of investments                                                            107,459
 Accumulated net realized loss on investments                                                        (205,640)
   Total Net Assets                                                                               $  8,375,277
 NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PROCEEDS PER SHARE:
 $8,375,277 O 859,178 shares outstanding                                                                 $9.75
(See Notes which are an integral part of the Financial Statements)



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
 STATEMENT OF OPERATIONS

 YEAR ENDED MAY 31, 1996

 INVESTMENT INCOME:
 Interest                                                                                           $  376,238
 EXPENSES:
 Investment advisory fee                                                             $   35,966
 Administrative personnel and services fee                                              125,000
 Custodian fees                                                                          18,033
 Transfer and dividend disbursing agent fees and expenses                                15,641
 Directors'/Trustees' fees                                                                3,130
 Auditing fees                                                                           15,583
 Legal fees                                                                               2,312
 Portfolio accounting fees                                                               48,077
 Shareholder services fee                                                                17,983
 Share registration costs                                                                20,541
 Printing and postage                                                                    10,097
 Insurance premiums                                                                       3,468
 Taxes                                                                                      171
 Miscellaneous                                                                           10,153
   Total expenses                                                                       326,155
 Waivers and reimbursements --
   Waiver of investment advisory fee                                 $  (35,966)
   Waiver of shareholder services fee                                   (14,123)
   Reimbursement of other operating expenses                           (243,379)
       Total waivers and reimbursements                                               (293,468)
         Net expenses                                                                                   32,687
           Net investment income                                                                       343,551
 REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
 Net realized gain on investments                                                                       47,388
 Net change in unrealized appreciation of investments                                                (101,917)
   Net realized and unrealized loss on investments                                                    (54,529)
       Change in net assets resulting from operations                                               $  289,022


 (See Notes which are an integral part of the Financial Statements)

 FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
 STATEMENT OF CHANGES IN NET ASSETS

                                                                                           YEAR ENDED MAY 31,
                                                                                        1996                1995
 INCREASE (DECREASE) IN NET ASSETS:
 OPERATIONS--
 Net investment income                                                              $  343,551         $    266,114
 Net realized gain (loss) on investments ($14,757 and $179,063
 net losses, respectively, as computed for federal tax purposes)                        47,388             (196,543)
 Net change in unrealized appreciation (depreciation)                                 (101,917)             376,266
   Change in net assets resulting from operations                                      289,022              445,837
 DISTRIBUTIONS TO SHAREHOLDERS--
 Distributions from net investment income                                             (343,551)           (266,114)
 SHARE TRANSACTIONS--
 Proceeds from sale of shares                                                       10,235,445            8,891,447
 Net asset value of shares issued to shareholders in payment of
 distributions declared                                                                 75,252               39,693
 Cost of shares redeemed                                                            (8,487,981)         (5,882,314)
   Change in net assets resulting from share transactions                            1,822,716            3,048,826
       Change in net assets                                                          1,768,187            3,228,549
 NET ASSETS:
 Beginning of period                                                                 6,607,090            3,378,541
 End of period                                                                     $ 8,375,277        $   6,607,090


(See Notes which are an integral part of the Financial Statements)

FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 1996

(1) ORGANIZATION

Intermediate Municipal Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end, management investment company. The Trust consists of three portfolios. The financial statements included herein are only those of Federated Ohio Intermediate Municipal Trust (the "Fund"), a non-diversified portfolio. The financial statements of the other portfolios are presented separately. The assets of each portfolio are segregated and a shareholder's interest is limited to the portfolio in which shares are held. The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the state of Ohio.

(2) SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. These policies are in conformity with generally accepted accounting principles.

   INVESTMENT VALUATIONS -- Municipal bonds are valued by an independent pricing service, taking into consideration yield, liquidity, risk, credit quality, coupon, maturity, type of issue, and any other factors or market data the pricing service deems relevant. Short-term securities are valued at the prices provided by an independent pricing service. However, short-term securities with remaining maturities of sixty days or less at the time of purchase may be valued at amortized cost, which approximates fair market value.

   INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS -- Interest income and expenses are accrued daily. Bond premium and discount, if applicable, are amortized as required by the Internal Revenue Code, as amended (the "Code"). Distributions to shareholders are recorded on the ex-dividend date.

   FEDERAL TAXES -- It is the Fund's policy to comply with the provisions of the Code applicable to regulated investment companies and to distribute to shareholders each year substantially all of its income. Accordingly, no provisions for federal tax are necessary.

   At May 31, 1996, the Fund, for federal tax purposes, had a capital loss carryforward of $193,820, which will reduce the Fund's taxable income arising from future net realized gain on investments, if any, to the extent permitted by the Code, and thus will reduce the amount of the distributions to shareholders which would otherwise be necessary to relieve the Fund of any liability for federal tax. Pursuant to the Code, such capital loss carryforward will expire as follows:

    EXPIRATION YEAR              EXPIRATION AMOUNT
        2003                         $179,063
        2004                         $ 14,757

   Additionally, net capital losses of $11,820 attributable to security transactions incurred after October 31, 1995 are treated as arising on the first day of the Fund's next taxable year.

   WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS -- The Fund may engage in when-issued or delayed delivery transactions. The Fund records when-issued securities on the trade date and maintains security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked to market daily and begin earning interest on the settlement date.

   DEFERRED EXPENSES -- The costs incurred by the Fund with respect to registration of its shares in its first fiscal year, excluding the initial expense of registering its shares, have been deferred and are being amortized using the straight-line method over a period of five years from the Fund's commencement date.

   CONCENTRATION OF CREDIT RISK -- Since the Fund invests a substantial portion of its assets in issuers located in one state, it will be more susceptible to factors adversely affecting issuers of that state than would be a comparable tax-exempt mutual fund that invests nationally. In order to reduce the credit risk associated with such factors, at May 31, 1996, 53% of the securities in the portfolio of investments are backed by letters of credit or bond insurance of various financial institutions and financial guaranty assurance agencies. The value of investments insured by or supported (backed) by a letter of credit from any one institution or agency did not exceed 13% of total investments.

   USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, expenses and revenues reported in the financial statements. Actual results could differ from those estimated.

   OTHER -- Investment transactions are accounted for on the trade date.

(3) SHARES OF BENEFICIAL INTEREST

The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest (without par value).
Transactions in shares were as follows:


                                                                                  YEAR ENDED MAY 31,
                                                                                  1996         1995
 Shares sold                                                                   1,037,604      941,647
 Shares issued to shareholders in payment of distributions declared                7,616        4,237
 Shares redeemed                                                                (861,086)   (625,521)
  Net change resulting from Fund share transactions                              184,134      320,363


(4) INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

   INVESTMENT ADVISORY FEE -- Federated Management, the Fund's investment adviser, (the "Adviser"), receives for its services an annual investment advisory fee equal to 0.50% of the Fund's average daily net assets.

   The Adviser may voluntarily choose to waive any portion of its fee and/or reimburse certain operating expenses of the Fund. The Adviser can modify or terminate this voluntary waiver and/or reimbursement at any time at its sole discretion.

   ADMINISTRATIVE FEE -- Federated Services Company ("FServ"), under the Administrative Services Agreement, provides the Fund with administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

   SHAREHOLDER SERVICES FEE -- Under the terms of a Shareholder Services Agreement with Federated Shareholder Services ("FSS"), the Fund will pay FSS up to 0.25% of average daily net assets of the Fund shares for the period. The fee paid to FSS is used to finance certain services for shareholders and to maintain shareholder accounts. FSS may voluntarily choose to waive any portion of its fee. FSS can modify or terminate this voluntary waiver at any time at its sole discretion.

   TRANSFER AND DIVIDEND DISBURSING AGENT FEES AND EXPENSES -- FServ, through its subsidiary, Federated Shareholder Services Company ("FSSC") serves as transfer and dividend disbursing agent for the Fund. The fee paid to FSSC is based on the size, type, and number of accounts and transactions made by shareholders.

   PORTFOLIO ACCOUNTING FEES -- FServ maintains the Fund's accounting records for which it receives a fee. The fee is based on the level of the Fund's average daily net assets for the period, plus out-of-pocket expenses.

   ORGANIZATIONAL EXPENSES -- Organizational and start-up administrative service expenses of $23,676 and $31,506, respectively, were borne initially by Adviser. The Fund has agreed to reimburse Adviser for the organizational and start-up administrative expenses during the five-year period following effective date. For the period ended May 31, 1996, the Fund paid $5,656 and $7,526, respectively, pursuant to this agreement.

   INTERFUND TRANSACTIONS -- During the period ended May 31, 1996, the Fund engaged in purchase and sale transactions with funds that have a common investment adviser (or affiliated investment advisers), common
   Directors/Trustees, and/or common Officers. These purchase and sale transactions were made at current market value pursuant to Rule 17a-7 under the Act amounting to $9,150,000 and $8,300,000, respectively.

   GENERAL -- Certain of the Officers and Trustees of the Fund are Officers and Directors or Trustees of the above companies.

(5) INVESTMENT TRANSACTIONS

Purchases and sales of investments, excluding short-term securities, for the period ended May 31, 1996, were as follows:

 PURCHASES              $ 5,508,085
 SALES                  $ 3,309,627




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Trustees of

INTERMEDIATE MUNICIPAL TRUST
(Federated Ohio Intermediate Municipal Trust):

We have audited the accompanying statement of assets and liabilities of Federated Ohio Intermediate Municipal Trust (an investment portfolio of Intermediate Municipal Trust, a Massachusetts business trust), including the schedule of portfolio investments, as of May 31, 1996, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights (see page 2 of the prospectus) for the periods presented. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1996, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Federated Ohio Intermediate Municipal Trust, an investment portfolio of Intermediate Municipal Trust, as of May 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and financial highlights for the periods presented, in conformity with generally accepted accounting principles.

                                                        ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania

July 12, 1996

ADDRESSES

Fund
                                     Federated Ohio Intermediate          Federated Investors Tower
                                     Municipal Trust                      Pittsburgh, Pennsylvania 15222-3779

Distributor
                                     Federated Securities Corp.           Federated Investors Tower
                                                                          Pittsburgh, Pennsylvania 15222-3779
Investment Adviser
                                     Federated Management                 Federated Investors Tower
                                                                          Pittsburgh, Pennsylvania 15222-3779
Custodian
                                     State Street Bank and                P.O. Box 8600
                                     Trust Company                        Boston, Massachusetts 02266-8600

Transfer Agent and Dividend
Disbursing Agent
                                     Federated Shareholder                P.O. Box 8600
                                     Services Company                     Boston, Massachusetts 02266-8600

Independent Public Accountants
                                     Arthur Andersen LLP                  2100 One PPG Place
                                                                          Pittsburgh, Pennsylvania 15222


[This Page Intentionally Left Blank]

Federated Ohio Intermediate
Municipal Trust

Prospectus

A Non-Diversified Portfolio of
Intermediate Municipal Trust,
An Open-End, Management
Investment Company

July 31, 1996

[Graphic]
Federated Investors Tower
Pittsburgh, PA 15222-3779

Federated Securities Corp. is the distributor of the fund and is a subsidiary of Federated Investors.


[Graphic]

Cusip 458810405
3081602A (7/96)



                 FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
                (A PORTFOLIO OF INTERMEDIATE MUNICIPAL TRUST)
                     STATEMENT OF ADDITIONAL INFORMATION
    This Statement of Additional Information should be read with the prospectus of Federated Ohio Intermediate Municipal Trust (the `Fund''), a portfolio of Intermediate Municipal Trust (the ``Trust'') dated July 31, 1996. This Statement is not a prospectus. You may request a copy of a prospectus or a paper copy of this Statement, if you have received it electronically, free of charge by calling 1-800-341-7400.
    FEDERATED INVESTORS TOWER
    PITTSBURGH, PENNSYLVANIA 15222-3779
                        Statement dated July 31, 1996

    Federated Securities Corp. is the distributor of the Fund and is a subsidiary of Federated Investors.
    Cusip 458810405
    3081602B (7/96)



GENERAL INFORMATION ABOUT THE FUND             1

INVESTMENT OBJECTIVE AND POLICIES              1

 Acceptable Investments                        1
 When-Issued and Delayed Delivery Transactions 2
 Temporary Investments                         2
 Portfolio Turnover                            3
 Investment Limitations                        3
 Investment Risks                              4
MANAGEMENT OF INTERMEDIATE MUNICIPAL TRUST     5

 Officers and Trustees                         5
 Fund Ownership                                9
 Trustees' Compensation                        9
 Trustee Liability                            10
INVESTMENT ADVISORY SERVICES                  10

 Adviser to the Fund                          10
 Advisory Fees                                10
OTHER SERVICES                                11

 Fund Administration                          11
 Custodian and Portfolio Accountants          11
 Transfer Agent                               11
 Independent Public Accountant                11
SHAREHOLDER SERVICES                          11

BROKERAGE TRANSACTIONS                        11

PURCHASING SHARES                             12

 Conversion to Federal Funds                  12
DETERMINING NET ASSET VALUE                   12

 Valuing Municipal Bonds                      12
 Use of Amortized Cost                        12
REDEEMING SHARES                              12

 Redemption in Kind                           12
EXCHANGING SECURITIES FOR FUND SHARES         13

 Tax Consequences                             13
MASSACHUSETTS PARTNERSHIP LAW                 13

TAX STATUS                                    13

 The Fund's Tax Status                        13
 Shareholders' Tax Status                     13
TOTAL RETURN                                  14

YIELD                                         14
TAX-EQUIVALENT YIELD                          14

 Tax-Equivalency Table                        14
PERFORMANCE COMPARISONS                       16

 Economic and Market Information              16
ABOUT FEDERATED INVESTORS                     17

 Mutual Fund Market                           17
APPENDIX                                      18



GENERAL INFORMATION ABOUT THE FUND

The Fund is a portfolio of Intermediate Municipal Trust (the "Trust"). The Trust was established as a Massachusetts business trust under a Declaration of Trust dated May 31, 1985. On September 1, 1993, the name of the Trust was changed from `Federated Intermediate Municipal Trust'' to `Intermediate Municipal Trust.'' On December 19, 1994, the name of the Fund was changed from `Ohio Intermediate Municipal Trust'' to ``Federated Ohio Intermediate Municipal Trust.''
INVESTMENT OBJECTIVE AND POLICIES

The Fund's investment objective is to provide current income which is exempt from federal regular income tax and personal income taxes imposed by the State of Ohio. The investment objective cannot be changed without approval of shareholders.
ACCEPTABLE INVESTMENTS
The Fund invests primarily in a portfolio of municipal securities which are exempt from federal regular income tax and Ohio state personal income taxes. These securities include those issued by or on behalf of the State of Ohio and Ohio municipalities, and those issued by states, territories, and possessions of the United States which are exempt from both federal regular income tax and Ohio state personal income taxes.
   CHARACTERISTICS
     The Ohio municipal securities in which the Fund invests have the characteristics set forth in the prospectus.
     An Ohio municipal security will be determined by the Fund's adviser to meet the quality standards established by the Trust's Board of Trustees (the "Trustees") if it is of comparable quality to municipal securities within the Fund's rating requirements. The Trustees consider the creditworthiness of the issuer of a municipal security, the issuer of a participation interest if the Fund has the right to demand payment from the issuer of the interest, or the guarantor of payment by either of those issuers. The Fund is not required to sell a municipal security if the security's rating is reduced below the required minimum subsequent to its purchase by the Fund. The investment adviser considers this event, however, in its determination of whether the Fund should continue to hold the security in its portfolio. If Moody's Investors Service, Inc., Standard & Poor's Ratings Group or Fitch Investor Services, Inc. ratings change because of changes in those organizations or in their rating systems, the Fund will try to use comparable ratings as standards in accordance with the investment policies described in the Fund's prospectus.
   TYPES OF ACCEPTABLE INVESTMENTS
     Examples of Ohio municipal securities are:
     omunicipal notes and municipal commercial paper;
     oserial bonds sold with differing maturity dates;
     otax anticipation notes sold to finance working capital needs of municipalities;
     obond anticipation notes sold prior to the issuance of long-term bonds;
     opre-refunded municipal bonds; and
     ogeneral obligation bonds secured by a municipality pledge of taxation.
   PARTICIPATION INTERESTS
     The financial institutions from which the Fund purchases participation interests frequently provide or secure from another financial institution irrevocable letters of credit or guarantees and give the Fund the right to demand payment of the principal amounts of the participation interests plus accrued interest on short notice (usually within seven days).
   VARIABLE RATE MUNICIPAL SECURITIES
     Variable interest rates generally reduce changes in the market value of municipal securities from their original purchase prices. Accordingly, as interest rates decrease or increase, the potential for capital appreciation or depreciation is less for variable rate municipal securities than for fixed income obligations. Many municipal securities with variable interest rates purchased by the Fund are subject to repayment of principal (usually within seven days) on the Fund's demand. The terms of these variable rate demand instruments require payment of principal and accrued interest from the issuer of the municipal obligations, the issuer of the participation interests, or a guarantor of either issuer.
   MUNICIPAL LEASES
     The Fund may purchase municipal securities in the form of participation interests which represent undivided proportional interests in lease payments by a governmental or non-profit entity. The lease payments and other rights under the lease provide for and secure the payments on the certificates. Lease obligations may be limited by municipal charter or the nature of the appropriation for the lease. In particular, lease obligations may be subject to periodic appropriation. If the entity does not appropriate funds for future lease payments, the entity cannot be compelled to make such payments. Furthermore, a lease may provide that the certificate trustee cannot accelerate lease obligations upon default. The trustee would only be able to enforce lease payments as they became due. In the event of a default or failure of appropriation, it is unlikely that the trustee would be able to obtain an acceptable substitute source of payment.
     In determining the liquidity of municipal lease securities, the Fund's investment adviser, under the authority delegated by the Trustees, will base its determination on the following factors;
     owhether the lease can be terminated by the lessee;
     othe potential recovery, if any, from a sale of the leased property upon termination of the lease;
     othe lessee's general credit strength (e.g., its debt, administrative, economic and financial characteristics and prospects);
     othe likelihood that the lessee will discontinue appropriating funding for the leased property because the property is no longer deemed essential to its operations (e.g., the potential for an "event of non-appropriation"); and
     oany credit enhancement or legal recourse provided upon an event of non-appropriation or other termination of the lease.
WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS
These transactions are made to secure what is considered to be an advantageous price or yield for the Fund. No fees or other expenses, other than normal transaction costs, are incurred. However, liquid assets of the Fund sufficient to make payment for the securities to be purchased are segregated on the Fund's records at the trade date. These assets are marked to market daily and are maintained until the transaction has been settled. The Fund may engage in when-issued and delayed delivery transactions to an extent that would cause the segregation of an amount up to 20% of the total value of its assets.
TEMPORARY INVESTMENTS
The Fund may also invest in temporary investments during times of unusual market conditions for defensive purposes.
   REPURCHASE AGREEMENTS
     Repurchase agreements are arrangements in which banks, broker/dealers, and other recognized financial institutions sell U.S. government securities or certificates of deposit to the Fund and agree at the time of sale to repurchase them at a mutually agreed upon time and price within one year from the date of acquisition. The Fund or its custodian will take possession of the securities subject to repurchase agreements. To the extent that the original seller does not repurchase the securities from the Fund, the Fund could receive less than the repurchase price on any sale of such securities. In the event that such a defaulting seller filed for bankruptcy or became insolvent, disposition of such securities by the Fund might be delayed pending court action. The Fund believes that under the regular procedures normally in effect for custody of the Fund's portfolio securities subject to repurchase agreements, a court of competent jurisdiction would rule in favor of the Fund and allow retention or disposition of such securities. The Fund may only enter into repurchase agreements with banks and other recognized financial institutions such as broker/dealers which are found by the Fund's adviser to be creditworthy pursuant to guidelines established by the Trustees.
   REVERSE REPURCHASE AGREEMENTS
     The Fund may also enter into reverse repurchase agreements. These transactions are similar to borrowing cash. In a reverse repurchase agreement, the Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker, or dealer, in return for a percentage of the instrument's market value in cash, and agrees that on a stipulated date in the future, the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate. The use of reverse repurchase agreements may enable the Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous, but the ability to enter into reverse repurchase agreements does not ensure that the Fund will be able to avoid selling portfolio instruments at a disadvantageous time.
     When effecting reverse repurchase agreements, liquid assets of the Fund, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated on the Fund's records at the trade date. These assets are marked to market daily and are maintained until the transaction is settled.
PORTFOLIO TURNOVER
The Fund may trade or dispose of portfolio securities as considered necessary to meet its investment objective. For the year ended May 31, 1996 and 1995, the portfolio turnover rates for the Fund were 46% and 56%, respectively.
INVESTMENT LIMITATIONS
   SELLING SHORT AND BUYING ON MARGIN
     The Fund will not sell any securities short or purchase any securities on margin, but may obtain such short-term credits as may be necessary for clearance of purchases and sales of securities.
   ISSUING SENIOR SECURITIES AND BORROWING MONEY
     The Fund will not issue senior securities except that the Fund may borrow money and engage in reverse repurchase agreements in amounts up to one-third of the value of its total assets, including the amounts borrowed.
     The Fund will not borrow money or engage in reverse repurchase agreements for investment leverage, but rather as a temporary, extraordinary, or emergency measure or to facilitate management of the portfolio by enabling the Fund to meet redemption requests when the liquidation of portfolio securities is deemed to be inconvenient or disadvantageous. The Fund will not purchase any securities while borrowings in excess of 5% of its total assets are outstanding.
   PLEDGING ASSETS
     The Fund will not mortgage, pledge, or hypothecate its assets except to secure permitted borrowings. In those cases, it may mortgage, pledge, or hypothecate assets having a market value not exceeding 10% of the value of its total assets at the time of the pledge.
   UNDERWRITING
     The Fund will not underwrite any issue of securities except as it may be deemed to be an underwriter under the Securities Act of 1933 in connection with the sale of securities in accordance with its investment objective, policies, and limitations.
   INVESTING IN REAL ESTATE
     The Fund will not purchase or sell real estate or invest in real estate limited partnerships, although it may invest in municipal bonds secured by real estate or interests in real estate.
   INVESTING IN COMMODITIES
     The Fund will not buy or sell commodities, commodity contracts, or commodities futures contracts.
   LENDING CASH OR SECURITIES
     The Fund will not lend any of its assets except that it may acquire publicly or non-publicly issued municipal bonds or temporary investments or enter into repurchase agreements in accordance with its investment objective, policies, and limitations or its Declaration of Trust.
   CONCENTRATION OF INVESTMENTS
     The Fund will not purchase securities if, as a result of such purchase, 25% or more of the value of its total assets would be invested in any one industry or in industrial development bonds or other securities, the interest upon which is paid from revenues of similar types of projects. However, the Fund may invest as temporary investments more than 25% of the value of its assets in cash or cash items, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or instruments secured by these money market instruments, i.e., repurchase agreements.
The above investment limitations cannot be changed without shareholder approval. The following limitations, however, may be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.
   INVESTING IN SECURITIES OF OTHER INVESTMENT COMPANIES
     The Fund will not purchase securities of other investment companies except as part of a merger, consolidation, or other acquisition.
   INVESTING IN ISSUERS WHOSE SECURITIES ARE OWNED BY OFFICERS AND
   TRUSTEES OF THE TRUST
     The Fund will not purchase or retain the securities of any issuer if the officers and Trustees of the Trust or its investment adviser, owning individually more than 1/2 of 1% of the issuer's securities, together own more than 5% of the issuer's securities.
   INVESTING IN ILLIQUID SECURITIES
     The Fund will not invest more than 15% of its net assets in securities which are illiquid, including repurchase agreements providing for settlement in more than seven days after notice, and certain restricted securities not determined by the Trustees to be liquid.
   INVESTING IN NEW ISSUERS
     The Fund will not invest more than 5% of the value of its total assets in industrial development bonds where the principal and interest are the responsibility of companies (or guarantors, where applicable) with less than three years of continuous operations, including the operation of any predecessor.
   INVESTING IN MINERALS
     The Fund will not purchase interests in oil, gas, or other mineral exploration or development programs or leases, although it may invest in securities of issuers which invest in or sponsor such programs.
In addition, to comply with investment restrictions of a certain state, the Fund will not invest in real estate limited partnerships.
Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction.
For purposes of its policies and limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings and loan having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be "cash items."
INVESTMENT RISKS
The economy of the State of Ohio is reliant in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. During the past decade, competition in various industries in the State of Ohio has changed from being domestic to international in nature. In addition, these industries may be characterized as having excess capacity in particular product segments. The steel industry, in particular, and the automobile industry, to a lesser extent, share these characteristics. Because the State of Ohio and certain underlying municipalities have large exposure to these industries and their respective aftermarkets, trends in these industries may, over the long term, impact the demographic and financial position of the State of Ohio and its municipalities. To the degree that domestic manufacturers in industries to which Ohio municipalities have exposure fail to make competitive adjustments, employment statistics and disposable income of residents in Ohio may deteriorate, possibly leading to population declines and erosion of municipality tax bases.
Both the economic trends above and the political climate in various municipalities may have contributed to the decisions of various businesses and individuals to relocate outside the State. A municipality's political climate in particular may affect its own credit standing. For both the State of Ohio and underlying Ohio municipalities, adjustment of credit ratings by the rating agencies may affect the ability to issue securities and thereby affect the supply of obligations meeting the quality standards for investment by the Fund.
The State ended fiscal year 1993 with a positive budgetary fund balance of over $100 million. The 1994-1995 biennial budget was formulated with reasonable revenue assumptions. The State implemented a revenue enhancement package in January of 1993 that increased the cigarette tax and the income tax bracket for incomes over $200,000, broadened the sales tax base and capped tax distributions to local governments. These and other minor revenue enhancements are budgeted to add $912 million of additional revenue to the 1994-1995 biennial budget. The State's fund balance reserve levels continue to be minimal but the State has demonstrated its ability to manage with limited financial flexibility.
The State has established procedures for municipal fiscal emergencies under which joint state/local commissions are established to monitor the fiscal affairs of a financially troubled municipality. When these procedures are invoked, the municipality must develop a financial plan to eliminate deficits and cure any defaults. Since their adoption in 1979, these procedures have been applied to approximately twenty-one cities and villages, including the City of Cleveland; in sixteen of these communities, the fiscal situation has been resolved and the procedures terminated.
The foregoing discussion only highlights some of the significant financial trends and problems affecting the State of Ohio and underlying municipalities.
MANAGEMENT OF INTERMEDIATE MUNICIPAL TRUST

OFFICERS AND TRUSTEES
Officers and Trustees are listed with their addresses, birthdates, present positions with Intermediate Municipal Trust and principal occupations.


John F. Donahue@*
Federated Investors Tower
Pittsburgh, PA
Birthdate:  July 28, 1924
Chairman and Trustee
Chairman and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; Chairman and Director, Federated Research Corp.; Chairman, Passport Research, Ltd.; Chief Executive Officer and Director, Trustee, or Managing General Partner of the Funds.
Mr. Donahue is the father of J. Christopher Donahue, Executive Vice President of the Trust.


Glen R. Johnson *
Federated Investors Tower
Pittsburgh, PA
Birthdate:  May 2, 1929
President and Trustee
Trustee, Federated Investors; President and/or Trustee of some of the Funds; staff member, Federated Securities Corp.


Thomas G. Bigley
28th Floor, One Oxford Centre
Pittsburgh, PA
Birthdate:  February 3, 1934
Trustee
Director, Oberg Manufacturing Co.; Chairman of the Board, Children's Hospital of Pittsburgh; Director or Trustee of the Funds; formerly, Senior Partner, Ernst & Young LLP.





John T. Conroy, Jr.
Wood/IPC Commercial Department
John R. Wood and Associates, Inc., Realtors
3255 Tamiami Trail North
Naples, FL
Birthdate:  June 23, 1937
Trustee
President, Investment Properties Corporation; Senior Vice-President, John
R. Wood and Associates, Inc., Realtors; President, Northgate Village Development Corporation; Partner or Trustee in private real estate ventures in Southwest Florida; Director or Trustee of the Funds; formerly, President, Naples Property Management, Inc.


William J. Copeland
One PNC Plaza - 23rd Floor
Pittsburgh, PA
Birthdate:  July 4, 1918
Trustee
Director and Member of the Executive Committee, Michael Baker, Inc.; Director or Trustee of the Funds; formerly, Vice Chairman and Director, PNC Bank, N.A., and PNC Bank Corp. and Director, Ryan Homes, Inc.


James E. Dowd
571 Hayward Mill Road
Concord, MA
Birthdate:  May 18, 1922
Trustee
Attorney-at-law; Director, The Emerging Germany Fund, Inc.; Director or Trustee of the Funds.


Lawrence D. Ellis, M.D.*
3471 Fifth Avenue, Suite 1111
Pittsburgh, PA
Birthdate:  October 11, 1932
Trustee
Professor of Medicine and Member, Board of Trustees, University of Pittsburgh; Medical Director, University of Pittsburgh Medical Center - Downtown; Member, Board of Directors, University of Pittsburgh Medical Center; formerly, Hematologist, Oncologist, and Internist, Presbyterian and Montefiore Hospitals; Director or Trustee of the Funds.

Edward L. Flaherty, Jr.@
Henny, Kochuba, Meyer and Flaherty
Two Gateway Center - Suite 674
Pittsburgh, PA
Birthdate:  June 18, 1924
Trustee
Attorney-at-law; Shareholder, Henny, Kochuba, Meyer and Flaherty; Director, Eat'N Park Restaurants, Inc., and Statewide Settlement Agency, Inc.; Director or Trustee of the Funds; formerly, Counsel, Horizon Financial, F.A., Western Region.





Peter E. Madden
Seacliff
562 Bellevue Avenue
Newport, RI
Birthdate:  March 16, 1942
Trustee
Consultant; State Representative, Commonwealth of Massachusetts; Director or Trustee of the Funds; formerly, President, State Street Bank and Trust Company and State Street Boston Corporation.


Gregor F. Meyer
Henny, Kochuba, Meyer and Flaherty
Two Gateway Center - Suite 674
Pittsburgh, PA
Birthdate:  October 6, 1926
Trustee
Attorney-at-law; Shareholder, Henny, Kochuba, Meyer and Flaherty; Chairman, Meritcare, Inc.; Director, Eat'N Park Restaurants, Inc.; Director or Trustee of the Funds.


John E. Murray, Jr., J.D., S.J.D.
President, Duquesne University
Pittsburgh, PA
Birthdate:  December 20, 1932
Trustee
President, Law Professor, Duquesne University; Consulting Partner, Mollica, Murray and Hogue; Director or Trustee of the Funds.


Wesley W. Posvar
1202 Cathedral of Learning
University of Pittsburgh
Pittsburgh, PA
Birthdate:  September 14, 1925
Trustee
Professor, International Politics and Management Consultant; Trustee, Carnegie Endowment for International Peace, RAND Corporation, Online Computer Library Center, Inc., and U.S. Space Foundation; Chairman, Czecho Management Center; Director or Trustee of the Funds; President Emeritus, University of Pittsburgh; founding Chairman, National Advisory Council for Environmental Policy and Technology and Federal Emergency Management Advisory Board.


Marjorie P. Smuts
4905 Bayard Street
Pittsburgh, PA
Birthdate:  June 21, 1935
Trustee
Public relations/marketing consultant; Conference Coordinator, Non-profit entities; Director or Trustee of the Funds.





J. Christopher Donahue
Federated Investors Tower
Pittsburgh, PA
Birthdate:  April 11, 1949
Executive Vice President
President and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; President and Director, Federated Research Corp. and Federated Global Research Corp.; President, Passport Research, Ltd.; Trustee, Federated Shareholder Services Company, and Federated Shareholder Services; Director, Federated Services Company; President or Executive Vice President of the Funds; Director or Trustee of some of the Funds. Mr. Donahue is the son of John F. Donahue, Chairman and Trustee of the Trust.


Edward C. Gonzales
Federated Investors Tower
Pittsburgh, PA
Birthdate:  October 22, 1930
Executive Vice President
Vice Chairman, Treasurer, and Trustee, Federated Investors; Vice President, Federated Advisers, Federated Management, Federated Research, Federated Research Corp., Federated Global Research Corp. and Passport Research, Ltd.; Executive Vice President and Director, Federated Securities Corp.; Trustee, Federated Shareholder Services Company; Trustee or Director of some of the Funds; President, Executive Vice President and Treasurer of some of the Funds.


John W. McGonigle
Federated Investors Tower
Pittsburgh, PA
Birthdate:  October 26, 1938
Executive Vice President, Secretary and Treasurer
Executive Vice President, Secretary, and Trustee, Federated Investors; Trustee, Federated Advisers, Federated Management, and Federated Research; Director, Federated Research Corp. and Federated Global Research Corp.; Trustee, Federated Shareholder Services Company; Director, Federated Services Company; President and Trustee, Federated Shareholder Services; Director, Federated Securities Corp.; Executive Vice President, Secretary and Treasurer of the Funds.


Richard B. Fisher
Federated Investors Tower
Pittsburgh, PA
Birthdate:  May 17, 1923
Vice President
Executive Vice President and Trustee, Federated Investors; Chairman and Director, Federated Securities Corp.; President or Vice President of some of the Funds; Director or Trustee of some of the Funds.


* This Trustee is deemed to be an "interested person" as defined in the Investment Company Act of 1940.
@ Member of the Executive Committee. The Executive Committee of the Board of Trustees handles the responsibilities of the Board between meetings of the Board.
As used in the table above, "The Funds" and "Funds" mean the following investment companies: American Leaders Fund, Inc.; Annuity Management Series; Arrow Funds; Automated Government Money Trust; Blanchard Group of Funds; Blanchard Precious Metals Fund, Inc.; Cash Trust Series II; Cash Trust Series, Inc.; DG Investor Series; Edward D. Jones & Co. Daily Passport Cash Trust; Federated ARMS Fund; Federated Equity Funds; Federated Exchange Fund, Ltd.; Federated GNMA Trust; Federated Government Trust; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Master Trust; Federated Municipal Trust; Federated Short-Term Municipal Trust; Federated Short-Term U.S. Government Trust; Federated Stock Trust; Federated Tax-Free Trust;, Federated Total Return Series, Inc; Federated U.S. Government Bond Fund; Federated U. S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 5-10 Years; First Priority Funds; Fixed Income Securities, Inc.; Fortress Adjustable Rate U.S. Government Fund, Inc.; Fortress Municipal Income Fund, Inc.; Fortress Utility Fund, Inc.; Fund for U.S. Government Securities, Inc.; Government Income Securities, Inc,; High Yield Cash Trust; Federated Insurance Series; International Series, Inc.; Investment Series Funds, Inc.; Investment Series Trust; Liberty Equity Income Fund, Inc.; Liberty High Income Bond Fund, Inc.; Liberty Municipal Securities Fund, Inc.; Liberty U.S. Government Money Market Trust; Liberty Term Trust, Inc.-1999; Liberty Utility Fund, Inc.; Liquid Cash Trust; Managed Series Trust; Money Market Management, Inc.; Money Market Obligations Trust; Money Market Trust; Municipal Securities Income Trust; Newpoint Funds; 111 Corcoran Funds; Peachtree Funds; The Planters Funds; RIMCO Monument Funds; Star Funds; The Starburst Funds; The Starburst Funds II; Stock and Bond Fund, Inc.; Targeted Duration Trust; Tax-Free Instruments Trust; Trust for Financial Institutions; Trust For Government Cash Reserves; Trust for Short-Term U.S. Government Securities; Trust for U.S. Treasury Obligation; The Virtus Funds; and World Investment Series, Inc.
FUND OWNERSHIP
Officers and Trustees own less than 1% of the Fund's outstanding shares.
As of July 5, 1996, the following shareholders of record owned 5% or more of the outstanding Shares of the Fund: Mahco, Youngstown, Ohio, owned approximately 48,340 Shares (5.47%); Parcol & Co., Akron, Ohio, owned approximately 60,630 Shares (6.86%); Grand Old Co., Zainesville, Ohio, owned approximately 54,573 Shares (6.18%); Defco, Defiance, Ohio, owned approximately 219,456 Shares (24.84%); Lorban & Company, Elyria, Ohio, owned approximately 49,002 Shares (5.55%); National Financial Services, New York, New York, owned approximately 99,278 Shares (11.24%); Federated Management Co., Pittsburgh, Pennsylvania, owned approximately 54,593 Shares (6.18%); Federated Securities Corp., Pittsburgh, Pennsylvania, owned approximately 44,353 Shares (5.02%); and Holdon, Findlay, Ohio, owned approximately 104,561 Shares (11.83%).
TRUSTEES' COMPENSATION

                      AGGREGATE
NAME ,                COMPENSATION
POSITION WITH         FROM              TOTAL COMPENSATION PAID
TRUST                    TRUST *#       FROM FUND COMPLEX +


John F. Donahue       $0                $ 0 for the Trust and
Chairman and Trustee                    54 other investment companies in
the Fund Complex
Thomas G. Bigley,++   $552.58           $86,331 for the Trust and
Trustee                                 54 other investment companies in
the Fund Complex
John T. Conroy, Jr.,  $600.35           $115,760 for the Trust and
Trustee                                 54 other investment companies in
the Fund Complex
William J. Copeland,  $600.35           $115,760 for the Trust and
Trustee                                 54 other investment companies in
the Fund Complex
James E. Dowd,        $600.35           $115,760 for the Trust  and
Trustee                                 54 other investment companies in
the Fund Complex


++
   Mr. Bigley served on 39 investment companies in the Federated Funds Complex from January 1 through September 30, 1995. On October 1,
 1995, he was appointed a Trustee on 15 additional Federated Funds.
Lawrence D. Ellis, M.D.,                $552.58   $104,898 for the Trust
and
Trustee                                 54 other investment companies in
the Fund Complex
Edward L. Flaherty, Jr.,                $600.35   $115,760 for the Trust
and
Trustee                                 54 other investment companies in
the Fund Complex
Glen R. Johnson       $ 0               $ 0 for the Trust and
President and Trustee                   9 other investment companies in the
Fund Complex


Peter E. Madden,      $552.58           $104,898 for the Trust  and
Trustee                                 54 other investment companies in
the Fund Complex
Gregor F. Meyer,      $552.58           $104,898 for the Trust  and
Trustee                                 54 other investment companies in
the Fund Complex
John E. Murray, Jr.,  $552.58           $104,898 for the Trust and
Trustee                                 54 other investment companies in
the Fund Complex
Wesley W. Posvar,     $552.58           $104,898 for the Trust and
Trustee                                 54 other investment companies in
the Fund Complex
Marjorie P. Smuts,    $552.58           $104,898 for the Trust  and
Trustee                                 54 other investment companies in
the Fund Complex


*Information is furnished for the fiscal year ended May 31, 1996.
#The aggregate compensation is provided for the Trust which is comprised of three portfolios.
+The information is provided for the last calendar year.
TRUSTEE LIABILITY
The Trust's Declaration of Trust provides that the Trustees will not be liable for errors of judgement or mistakes of fact or law. However, they are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office. INVESTMENT ADVISORY SERVICES

ADVISER TO THE FUND
The Fund's investment adviser is Federated Management (the "Adviser"). It is a subsidiary of Federated Investors. All of the voting securities of Federated Investors are owned by a trust, the Trustees of which are John F. Donahue, his wife, and his son, J. Christopher Donahue.
The Adviser shall not be liable to the Trust, the Fund, or any shareholder of the Fund for any losses that may be sustained in the purchase, holding, or sale of any security, or for anything done or omitted by it, except acts or omissions involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by its contract with the Fund.
ADVISORY FEES
For its advisory services, Federated Management receives an annual investment advisory fee as described in the prospectus.
For the years ended May 31, 1996, 1995, and the period from December 2, 1993 (date of initial public investment) to May 31, 1994, the Adviser earned advisory fees of $35,966, $26,346 and $6,929, respectively, all of which was voluntarily waived. In addition, the Adviser reimbursed other operating expenses of $243,379, $226,561 and $35,630, respectively.
   STATE EXPENSE LIMITATIONS
     The Adviser has undertaken to comply with the expense limitations established by certain states for investment companies whose shares are registered for sale in those states. If the Fund's normal operating expenses (including the investment advisory fee, but not including brokerage commissions, interest, taxes, and extraordinary expenses) exceed 2.5% per year of the first $30 million of average net assets, 2% per year of the next $70 million of average net assets, and 1.5% per year of the remaining average net assets, the Adviser will reimburse the Trust for its expenses over the limitation.
     If the Fund's monthly projected operating expenses exceed this expense limitation, the investment advisory fee paid will be reduced by the amount of the excess, subject to an annual adjustment. If the expense limitation is exceeded, the amount to be reimbursed by the Adviser will be limited, in any single fiscal year, by the amount of the investment advisory fee.
     This arrangement is not part of the advisory contract and may be amended or rescinded in the future.
OTHER SERVICES

FUND ADMINISTRATION
Federated Services Company, a subsidiary of Federated Investors, provides administrative personnel and services to the Fund for a fee as described in the prospectus. From March 1, 1994 to March 1, 1996, Federated Administrative Services served as the Fund's administrator. Prior to March 1, 1994 Federated Administrative Sevices, Inc. served as the Fund's Administrator. Both former Administrators are subsidiaries of Federated Investors. For purposes of this Statement of Additional Information, Federated Services Company, Federated Administrative Services and Federated Administrative Services, Inc. may hereinafter collectively be referred to as the "Administrators." For the fiscal years ended May 31, 1996, 1995, and the period from December 2, 1993 (date of initial public investment) to May 31, 1994, the Administrators earned $125,000, $125,000, and $1,225, respectively, none of which was waived. Dr. Henry Gailliot, an officer of Federated Management, the Adviser to the Fund, holds approximately 20% of the outstanding common stock and serves as a director of Commercial Data Services, Inc., a company which provides computer processing services to Federated Services Company.
CUSTODIAN AND PORTFOLIO ACCOUNTANT
State Street Bank and Trust Company, Boston, Massachusetts, is custodian for the securities and cash of the Fund. Federated Services Company, Pittsburgh, Pennsylvania, provides certain accounting and recordkeeping services with respect to the Fund's portfolio investments. The fee paid for this service is based upon the level of the Fund's average net assets for the period plus out-of-pocket expenses.
TRANSFER AGENT
Federated Services Company, through its registered transfer agent, Federated Shareholder Services Company, maintains all necessary shareholder records. For its services, the transfer agent receives a fee based upon the size, type and number of accounts and transactions made by shareholders. INDEPENDENT PUBLIC ACCOUNTANTS
The independent public accountants for the Fund are Arthur Andersen LLP, Pittsburgh, Pennsylvania.
 SHAREHOLDER SERVICES

This arrangement permits the payment of fees to Federated Shareholder Services and financial institutions to cause services to be provided which are necessary for the maintenance of shareholder accounts and to encourage personal services to shareholders by a representative who has knowledge of the shareholder's particular circumstances and goals. These activities and services may include, but are not limited to: providing office space, equipment, telephone facilities, and various clerical, supervisory, computer, and other personnel as necessary or beneficial to establish and to maintain shareholder accounts and records; processing purchase and redemption transactions and automatic investments of client account cash balances; answering routine client inquiries; and assisting clients in changing dividend options, account designations, and addresses.
By adopting the Shareholder Services Agreement, the Trustees expect that the Fund will benefit by: (1) providing personal services to shareholders;
(2) investing shareholder assets with a minimum of delay and administrative detail; (3) enhancing shareholder recordkeeping systems; and (4) responding promptly to shareholders' requests and inquiries concerning their accounts. For the fiscal year ending May 31, 1996, the Fund paid $17,983 pursuant to the Shareholder Services Agreement of which $14,123 was waived.
BROKERAGE TRANSACTIONS

When selecting brokers and dealers to handle the purchase and sale of portfolio instruments, the Adviser looks for prompt execution of the order at a favorable price. In working with dealers, the Adviser will generally use those who are recognized dealers in specific portfolio instruments, except when a better price and execution of the order can be obtained elsewhere. The Adviser makes decisions on portfolio transactions and selects brokers and dealers subject to guidelines established by the Trustees. The Adviser may select brokers and dealers who offer brokerage and research services. These services may be furnished directly to the Fund or to the Adviser and may include: advice as to the advisability of investing in securities; security analysis and reports; economic studies; industry studies; receipt of quotations for portfolio evaluations; and similar services. Research services provided by brokers and dealers may be used by the Adviser or its affiliates in advising the Fund and other accounts. To the extent that receipt of these services may supplant services for which the Adviser or its affiliates might otherwise have paid, it would tend to reduce their expenses. The Adviser and its affiliates exercise reasonable business judgment in selecting brokers who offer brokerage and research services to execute securities transactions. They determine in good faith that commissions charged by such persons are reasonable in relationship to the value of the brokerage and research services provided. During the fiscal year(s) ended May 31, 1996, 1995, and the period from December 2, 1993 (date of initial public investment) to May 31, 1994, the Fund paid no brokerage commissions.
Although investment decisions for the Fund are made independently from those of the other accounts managed by the Adviser, investments of the type the Fund may make may also be made by those other accounts. When the Fund and one or more other accounts managed by the Adviser are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the Adviser to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or disposed of by the Fund. In other cases, however, it is believed that coordination and the ability to participate in volume transactions will be to the benefit of the Fund. PURCHASING SHARES

Except under certain circumstances described in the prospectus, shares are sold at their net asset value on days the New York Stock Exchange is open for business. The procedure for purchasing shares is explained in the prospectus under "Investing in the Fund."
CONVERSION TO FEDERAL FUNDS
It is the Fund's policy to be as fully invested as possible so that maximum interest may be earned. Federated Services Company acts as the shareholder's agent in depositing checks and converting them to federal funds.
DETERMINING NET ASSET VALUE

Net asset value generally changes each day. The days on which net asset value is calculated by the Fund are described in the prospectus.
VALUING MUNICIPAL BONDS
The Trustees use an independent pricing service to value municipal bonds. The independent pricing service takes into consideration yield, stability, risk, quality, coupon rate, maturity, type of issue, trading characteristics, special circumstances of a security or trading market, and any other factors or market data it considers relevant in determining valuations for normal institutional size trading units of debt securities, and does not rely exclusively on quoted prices.
USE OF AMORTIZED COST
The Trustees have decided that the fair value of debt securities authorized to be purchased by the Fund with remaining maturities of 60 days or less at the time of purchase, shall be their amortized cost value, unless the particular circumstances of the security indicate otherwise. Under this method, portfolio instruments and assets are valued at the acquisition cost as adjusted for amortization of premium or accumulation of discount rather than at current market value. The Executive Committee continually assesses this method of valuation and recommends changes where necessary to assure that the Fund's portfolio instruments are valued at their fair value as determined in good faith by the Trustees.
REDEEMING SHARES

The Fund redeems shares at the next computed net asset value after the Fund receives the redemption request. Redemption procedures are explained in the prospectus under "Redeeming Shares." Although State Street Bank does not charge for telephone redemptions, it reserves the right to charge a fee for the cost of wire-transferred redemptions of less than $5,000.
REDEMPTION IN KIND
Although the Fund intends to redeem shares in cash, it reserves the right under certain circumstances to pay the redemption price in whole or in part by a distribution of securities from the Fund's portfolio.
Redemption in kind will be made in conformity with applicable Securities and Exchange Commission rules, taking such securities at the same value employed in determining net asset value and selecting the securities in a manner the Trustees determine to be fair and equitable.
The Fund has elected to be governed by Rule 18f-1 of the Investment Company Act of 1940, as amended, under which the Trust is obligated to redeem shares for any one shareholder in cash only up to the lesser of $250,000 or 1% of the Fund's net asset value during any 90-day period.
EXCHANGING SECURITIES FOR FUND SHARES

Investors may exchange municipal securities they already own for shares or they may exchange a combination of municipal securities and cash for shares. An investor should forward the securities in negotiable form with a letter of transmittal and authorization to Federated Securities Corp. The Fund will notify the investor of its acceptance and valuation of the securities within five business days of their receipt by State Street Bank. The Fund values securities in the same manner as the Fund values its assets. The basis of the exchange will depend upon the net asset value of Fund shares on the day the securities are valued. One share of the Fund will be issued for each equivalent amount of securities accepted.
Any interest earned on the securities prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription, or other rights attached to the securities become the property of the Trust, along with the securities.
TAX CONSEQUENCES
Exercise of this exchange privilege is treated as a sale for federal income tax purposes. Depending upon the cost basis of the securities exchanged for shares, a gain or loss may be realized by the investor.
MASSACHUSETTS PARTNERSHIP LAW

Under certain circumstances, shareholders may be held personally liable as partners under Massachusetts law for acts or obligations of the Trust on behalf of the Fund. To protect shareholders of the Fund, the Trust has filed legal documents with Massachusetts that expressly disclaim the liability of shareholders of the Fund for such acts or obligations of the Trust. These documents require notice of this disclaimer to be given in each agreement, obligation, or instrument that the Trust or its Trustees enter into or sign on behalf of the Fund.
In the unlikely event a shareholder of the Fund is held personally liable for the Trust's obligations on behalf of the Fund, the Trust is required to use the property of the Fund to protect or compensate the shareholder. On request, the Trust will defend any claim made and pay any judgment against a shareholder of the Fund for any act or obligation of the Trust on behalf of the Fund. Therefore, financial loss resulting from liability as a shareholder of the Fund will occur only if the Trust cannot meet its obligations to indemnify shareholders and pay judgments against them from the assets of the Fund.
TAX STATUS

THE FUND'S TAX STATUS
The Fund will pay no federal income tax because it expects to meet the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to receive the special tax treatment afforded to such companies. To qualify for this treatment, the Fund must, among other requirements:
     oderive at least 90% of its gross income from dividends, interest, and gains from the sale of securities;
     oderive less than 30% of its gross income from the sale of securities held less than three months;
     oinvest in securities within certain statutory limits; and odistribute to its shareholders at least 90% of its net income earned during the year.
SHAREHOLDERS' TAX STATUS
   CAPITAL GAINS
     Capital gains or losses may be realized by the Fund on the sale of portfolio securities and as a result of discounts from par value on securities held to maturity. Sales would generally be made because of: othe availability of higher relative yields;
     odifferentials in market values;
     onew investment opportunities;
     ochanges in creditworthiness of an issuer; or oan attempt to preserve gains or limit losses.
     Distributions of long-term capital gains are taxed as such, whether they are taken in cash or reinvested, and regardless of the length of time the shareholder has owned shares. Any loss by a shareholder on Fund shares held for less than six months and sold after a capital gains distribution will be treated as a long-term capital loss to the extent of the capital gains distribution.
TOTAL RETURN

The Fund's average annual total returns for the one-year ended May 31, 1996 and for the period from December 2, 1993 (date of initial public investment) to May 31, 1996 were 4.41% and 3.86%, respectively.
The average annual total return for the Fund is the average compounded rate of return for a given period that would equate a $1,000 initial investment to the ending redeemable value of that investment. The ending redeemable value is computed by multiplying the number of shares owned at the end of the period by the net asset value per share at the end of the period. The number of shares owned at the end of the period is based on the number of shares purchased at the beginning of the period with $1,000, adjusted over the period by any additional shares, assuming the monthly reinvestment of all dividends and distributions.
YIELD

The Fund's yield for the thirty-day period ended May 31, 1996 was 4.91%. The yield of the Fund is determined by dividing the net investment income per share (as defined by the Securities and Exchange Commission) earned by the Fund over a thirty-day period by the maximum offering price per share on the last day of the period. This value is then annualized using semi-annual compounding. This means that the amount of income generated during the thirty-day period is assumed to be generated each month over a twelve-month period and is reinvested every six months. The yield does not necessarily reflect income actually earned by the Fund because of certain adjustments required by the Securities and Exchange Commission and, therefore, may not correlate to the dividends or other distributions paid to shareholders.
To the extent that financial institutions and broker/dealers charge fees in connection with services provided in conjunction with an investment in the Fund, performance will be reduced for those shareholders paying those fees. TAX-EQUIVALENT YIELD

The Fund's tax-equivalent yield for the thirty-day period ended May 31, 1996, was 9.28%.
The tax-equivalent yield for the Fund is calculated similarly to the yield, but is adjusted to reflect the taxable yield that the Fund would have had to earn to equal its actual yield, assuming a 47.10% combined Federal and State tax rate and assuming that income is 100% tax-exempt.
TAX-EQUIVALENCY TABLE
The Fund may also use a tax-equivalency table in advertising and sales literature. The interest earned by the municipal obligations in the Fund's portfolio generally remains free from federal regular income tax* and is free from the income taxes imposed by the State of Ohio (some portion of the Fund's income may be subject to the federal alternative minimum tax and state and local taxes). As the table below indicates, a "tax-free" investment is an attractive choice for investors, particularly in times of narrow spreads between "tax-free" and taxable yields.



                       TAXABLE YIELD EQUIVALENT FOR 1996

                                                STATE OF OHIO

FEDERAL TAX BRACKET:
              15.00%  28.00%     31.00%      36.00%     39.60%

    COMBINED FEDERAL AND STATE TAX BRACKET:
              19.457% 33.201%   37.900%     43.500%    47.100%


    SINGLE       $1- $24,001-   $58,151-   $121,301-     OVER
    RETURN    24,000  58,150    121,300     263,750    $263,750


TAX-EXEMPT
YIELD                    TAXABLE YIELD EQUIVALENT


     1.50%     1.86%    2.25%     2.42%      2.65%       2.84%
     2.00%     2.48%    2.99%     3.22%      3.54%       3.78%
     2.50%     3.10%    3.74%     4.03%      4.42%       4.73%
     3.00%     3.72%    4.49%     4.83%      5.31%       5.67%
     3.50%     4.35%    5.24%     5.64%      6.19%       6.62%
     4.00%     4.97%    5.99%     6.44%      7.08%       7.56%
     4.50%     5.59%    6.74%     7.25%      7.96%       8.51%
     5.00%     6.21%    7.49%     8.05%      8.85%       9.45%
     5.50%     6.83%    8.23%     8.86%      9.73%      10.40%
     6.00%     7.45%    8.98%     9.66%     10.62%      11.34%

Note: The maximum marginal tax rate for each bracket was used in calculating the taxable yield equivalent. Furthermore, additional state and local taxes paid on comparable taxable investments were not used to increase federal deductions.
                       TAXABLE YIELD EQUIVALENT FOR 1996

                                                 STATE OF OHIO

FEDERAL TAX BRACKET:
              15.00%  28.00%     31.00%      36.00%     39.60%

    COMBINED FEDERAL AND STATE TAX BRACKET:
              20.201% 34.900%   37.900%     43.500%    47.100%


    JOINT        $1- $40,101-   $96,901-   $147,701-     OVER
    RETURN    40,100  96,900    147,700     263,750    $263,750


TAX-EXEMPT
YIELD                    TAXABLE YIELD EQUIVALENT


     1.50%     1.88%    2.30%     2.42%      2.65%       2.84%
     2.00%     2.51%    3.07%     3.22%      3.54%       3.78%
     2.50%     3.13%    3.84%     4.03%      4.42%       4.73%
     3.00%     3.76%    4.61%     4.83%      5.31%       5.67%
     3.50%     4.39%    5.38%     5.64%      6.19%       6.62%
     4.00%     5.01%    6.14%     6.44%      7.08%       7.56%
     4.50%     5.64%    6.91%     7.25%      7.96%       8.51%
     5.00%     6.27%    7.68%     8.05%      8.85%       9.45%
     5.50%     6.89%    8.45%     8.86%      9.73%      10.40%
     6.00%     7.52%    9.22%     9.66%     10.62%      11.34%

Note: The maximum marginal tax rate for each bracket was used in calculating the taxable yield equivalent. Furthermore, additional state and local taxes paid on comparable taxable investments were not used to increase federal deductions.
PERFORMANCE COMPARISONS

The performance of the Fund depends upon such variables as:
     oportfolio quality;
     oaverage portfolio maturity;
     otype of instruments in which the portfolio is invested;
     ochanges in interest rates and market value of portfolio securities; ochanges in the Fund's expenses; and ovarious other factors.
The Fund's performance fluctuates on a daily basis largely because net earnings and offering price per share fluctuate daily. Both net earnings and offering price per share are factors in the computation of yield and total return as described above.
Investors may use financial publications and/or indices to obtain a more complete view of the Fund's performance. When comparing performance, investors should consider all relevant factors such as the composition of any index used, prevailing market conditions, portfolio compositions of other funds, and methods used to value portfolio securities and compute offering price. The financial publications and/or indices which the Fund uses in advertising may include:
     oLIPPER ANALYTICAL SERVICES, INC. ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specific period of time. From time to time, the Fund will quote its Lipper ranking in the "other states intermediate municipal debt funds" category in advertising and sales literature.
     oMORNINGSTAR, INC., an independent rating service, is the publisher of the bi-weekly Mutual Fund Values. Mutual Fund Values rates more than 1,000 NASDAQ-listed mutual funds of all types, according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for two weeks.
     oLEHMAN BROTHERS FIVE-YEAR STATE GENERAL OBLIGATION BONDS is an index comprised of all state general obligation debt issues with maturities between four and six years. These bonds are rated A or better and represent a variety of coupon ranges. Index figures are total returns calculated for one, three and twelve month periods as well as year-to-date. Total returns are also calculated as of the index inception December 31, 1979.
     oLEHMAN BROTHERS TEN-YEAR STATE GENERAL OBLIGATION BONDS is an index comprised of the same issues noted above except that the maturities range between nine and eleven years. Index figures are total returns calculated for the same periods as listed above.
Advertisements and other sales literature for the Fund may quote total returns which are calculated on non-standardized base periods. The total returns represent the historic change in the value of an investment in the Fund based on monthly reinvestment of dividends over a specified period of time.
Advertising and other promotional literature may include charts, graphs and other illustrations using the Fund's returns in general, that demonstrate basic investment concepts such as tax-deferred compounding, dollar-cost averaging and systematic investment. In addition, the Fund can compare its performance, or performance for the types of securities in which it invests, to a variety of other investments, such as bank savings accounts, certificates of deposit, and Treasury bills.
ECONOMIC AND MARKET INFORMATION
Advertising and sales literature for the Fund may include discussions of economic, financial and political developments and their effect on the securities market. Such discussions may take the form of commentary on these developments by Fund portfolio managers and their views and analysis on how such developments could affect the Fund. In addition, advertising and sales literature may quote statistics and give general information about the mutual fund industry, including the growth of the industry, from sources such as the Investment Company Institute.
ABOUT FEDERATED INVESTORS

Federated Investors is dedicated to meeting investor needs which is reflected in its investment decision making-structured, straightforward, and consistent. This has resulted in a history of competitive performance with a range of competitive investment products that have gained the confidence of thousands of clients and their customers.
The company's disciplined security selection process is firmly rooted in sound methodologies backed by fundamental and technical research. Investment decisions are made and executed by teams of portfolio managers, analysts, and traders dedicated to specific market sectors. These traders handle trillions of dollars in annual trading volume.
In the municipal sector, as of December 31, 1995, Federated Investors managed 12 bond funds with approximately $2.0 billion in assets and 20 money market funds with approximately $7.8 billion in total assets. In 1976, Federated introduced one of the first municipal bond mutual funds in the industry and is now one of the largest institutional buyers of municipal securities. The Fund may quote statistics from organizations including The Tax Foundation and the National Taxpayers Union regarding the tax obligations of Americans.
J. Thomas Madden, Executive Vice President, oversees Federated's equity and high yield corporate bond management while William D. Dawson, Executive Vice President, oversees Federated's domestic fixed income management. Henry A. Frantzen, Executive Vice President, oversees the management of Federated's international portfolios.
MUTUAL FUND MARKET
Twenty-seven percent of American households are pursuing their financial goals through mutual funds. These investors, as well as businesses and institutions, have entrusted over $3 trillion to the more than 5,500 funds available.*
Federated Investors, through its subsidiaries, distributes mutual funds for a variety of investment applications. Specific markets include:
INSTITUTIONAL CLIENTS
Federated Investors meets the needs of more than 4,000 institutional clients nationwide by managing and servicing separate accounts and mutual funds for a variety of applications, including defined benefit and defined contribution programs, cash management, and asset/liability management. Institutional clients include corporations, pension funds, tax-exempt entities, foundations/endowments, insurance companies, and investment and financial advisors. The marketing effort to these institutional clients is headed by John B. Fisher, President, Institutional Sales Division.
TRUST ORGANIZATIONS
Other institutional clients include close relationships with more than 1,500 banks and trust organizations. Virtually all of the trust divisions of the top 100 bank holding companies use Federated funds in their clients' portfolios. The marketing effort to trust clients is headed by Mark R. Gensheimer, Executive Vice President, Bank Marketing & Sales. BROKER/DEALERS AND BANK BROKER/DEALER SUBSIDIARIES
Federated funds are available to consumers through major brokerage firms nationwide--including 200 New York Stock Exchange firms--supported by more wholesalers than any other mutual fund distributor. Federated's service to financial professionals and institutions has earned it high rankings in several DALBAR Surveys. The marketing effort to these firms is headed by James F. Getz, President, Broker/Dealer Division.
* SOURCE: Investment Company Institute


APPENDIX

STANDARD AND POOR'S RATINGS GROUP (`S&P'') MUNICIPAL BOND RATINGS
AAA--Debt rated "AAA" has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.
AA--Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree. A--Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
NR--Indicates that no public rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.
Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
MOODY'S INVESTORS SERVICE, INC. MUNICIPAL BOND RATINGS
AAA--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.
A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
NR--Not rated by Moody's.
Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate or municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
FITCH INVESTORS SERVICE, INC. INVESTMENT GRADE BOND RATINGS
AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA". Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+".
A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
NR--NR indicates that Fitch does not rate the specific issue.
Plus (+) or Minus (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the "AAA" category.
STANDARD AND POOR'S RATINGS GROUP MUNICIPAL NOTE RATINGS
SP-1--Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus sign (+) designation.
SP-2--Satisfactory capacity to pay principal and interest.
MOODY'S INVESTORS SERVICE, INC. SHORT-TERM LOAN RATINGS
MIG1/VMIG1--This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad based access to the market for refinancing. MIG2/VMIG2--This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.
STANDARD AND POOR'S RATINGS GROUP  COMMERCIAL PAPER RATINGS
A-1--This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation. A-2--Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high for issues designated A-1.
MOODY'S INVESTORS SERVICE, INC. COMMERCIAL PAPER RATINGS
PRIME-1--Issuers rated PRIME-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. PRIME-1 repayment capacity will normally be evidenced by the following characteristics:
     oleading market positions in well-established industries;
     ohigh rates of return on funds employed;
     oconservative capitalization structure with moderate reliance on debt and ample asset protection;
     obroad margins in earning coverage of fixed financial charges and high internal cash generation; and
     owell-established access to a range of financial markets and assured sources of alternative liquidity.
PRIME-2--Issuers rated PRIME-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.




FEDERATED OHIO MUNICIPAL INCOME FUND

(FORMERLY, OHIO MUNICIPAL INCOME FUND)

(A PORTFOLIO OF MUNICIPAL SECURITIES INCOME TRUST)

CLASS F SHARES

(FORMERLY, FORTRESS SHARES)

PROSPECTUS

The Class F Shares of Federated Ohio Municipal Income Fund (the "Fund") offered by this prospectus represent interests in a non-diversified portfolio of securities which is one of a series of investment portfolios in Municipal Securities Income Trust (the "Trust"), an open-end management investment company (a mutual fund). The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the state of Ohio and Ohio municipalities. The Fund invests primarily in a portfolio of Ohio municipal securities.

THE SHARES OFFERED BY THIS PROSPECTUS ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

This prospectus contains the information you should read and know before you invest in Class F Shares. Keep this prospectus for future reference.

The Fund has also filed a Statement of Additional Information for Class F Shares dated October 31, 1996, with the Securities and Exchange Commission ("SEC"). The information contained in the Statement of Additional Information is incorporated by reference in this prospectus. You may request a copy of the Statement of Additional Information or a paper copy of this prospectus, if you have received your prospectus electronically, free of charge by calling 1-800-341-7400. To obtain other information, or to make inquiries about the Fund, contact your financial institution. The Statement of Additional Information, material incorporated by reference into this document, and other information regarding the Fund is maintained electronically with the SEC at Internet Web site (http://www.sec.gov).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated October 31, 1996

 TABLE OF CONTENTS

 SUMMARY OF FUND EXPENSES                                                1
 FINANCIAL HIGHLIGHTS                                                    2
 GENERAL INFORMATION                                                     3
 INVESTMENT INFORMATION                                                  3
  Investment Objective                                                   3
  Investment Policies                                                    3
  Ohio Municipal Securities                                              6
  Investment Risks                                                       6
  Non-Diversification                                                    6
  Investment Limitations                                                 7
 NET ASSET VALUE                                                         7
 INVESTING IN CLASS F SHARES                                             7
  Share Purchases                                                        7
  Minimum Investment Required                                            8
  What Shares Cost                                                       8
  Eliminating/Reducing the Sales Charge                                  9
  Systematic Investment Program                                         10
  Exchange Privilege                                                    11
  Certificates and Confirmations                                        11
  Dividends and Distributions                                           11
 REDEEMING CLASS F SHARES                                               12
  Through a Financial Institution                                       12
  Directly by Mail                                                      12
  Contingent Deferred Sales Charge                                      13
  Systematic Withdrawal Program                                         14
  Accounts with Low Balances                                            14
 TRUST INFORMATION                                                      14
  Management of the Trust                                               14
  Distribution of Class F Shares                                        15
  Administration of the Fund                                            17
 SHAREHOLDER INFORMATION                                                17
  Voting Rights                                                         17
 TAX INFORMATION                                                        17
  Federal Income Tax                                                    17
  State of Ohio Income Taxes                                            18
  State and Local Taxes                                                 19
 PERFORMANCE INFORMATION                                                19
 FINANCIAL STATEMENTS                                                   20
 INDEPENDENT AUDITORS' REPORT                                           33
 ADDRESSES                                                              34



SUMMARY OF FUND EXPENSES

                                               CLASS F SHARES
                                        (FORMERLY, FORTRESS SHARES)
                                      SHAREHOLDER TRANSACTION EXPENSES

 Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)                                                           1.00%
 Maximum Sales Charge Imposed on Reinvested Dividends
  (as a percentage of offering price)                                                           None
 Contingent Deferred Sales Charge (as a percentage of original purchase
  price or redemption proceeds, as applicable)(1)                                               1.00%
 Redemption Fee (as a percentage of amount redeemed, if applicable)                             None
 Exchange Fee                                                                                   None


                                          ANNUAL OPERATING EXPENSES
                                 (As a percentage of average net assets)

 Management Fee (after waiver)(2)                                                               0.07%
 12b-1 Fee (after waiver)(3)                                                                    0.16%
 Total Other Expenses                                                                           0.67%
   Shareholder Services Fee(4)                                                      0.24%
     Total Operating Expenses(5)                                                                0.90%


(1) The contingent deferred sales charge is 1.00% of the lesser of the original purchase price or the net asset value of shares redeemed within four years of their purchase date. For a more complete description see "Contingent Deferred Sales Charge."

(2) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 0.40%.

(3) The 12b-1 fee has been reduced to reflect the voluntary waiver of a portion of the 12b-1 fee. The 12b-1 fee provider can terminate this voluntary waiver at its sole discretion. The maximum 12b-1 fee is 0.40%.

(4) The shareholder services fee has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder services provider can terminate this voluntary waiver at any time at its sole discretion. The maximum shareholder services fee is 0.25%.

(5) The total operating expenses would have been 1.48% absent a portion of the voluntary waivers of the management fee, the 12b-1 fee and the shareholder services fee.

The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of the Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Investing in Class F Shares" and "Trust Information." Wire-transferred redemptions of less than $5,000 may be subject to additional fees.

Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted under the rules of the National Association of Securities Dealers, Inc.

EXAMPLE                                                 1 YEAR   3 YEARS  5 YEARS  10 YEARS
You would pay the following expenses on a $1,000
investment assuming (1) 5% annual return;
(2) redemption at the end of each time period; and
(3) payment of maximum sales charge                       $29      $50      $59      $120

You would pay the following expenses on the same
investment, assuming no redemption                        $19      $38      $59      $120


THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)
FINANCIAL HIGHLIGHTS
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

Reference is made to the Independent Auditors' Report on page 33.

                                                            YEAR ENDED AUGUST 31,
                                        1996        1995      1994        1993        1992      1991(A)
 NET ASSET VALUE, BEGINNING OF PERIOD  $11.22     $11.01     $11.65      $10.89      $10.40     $10.00
 INCOME FROM INVESTMENT OPERATIONS
   Net investment income                 0.60       0.60       0.56        0.57        0.61       0.57
   Net realized and unrealized gain
   (loss) on investments                (0.01)      0.20      (0.64)       0.77        0.49       0.41
   Total from investment operations      0.59       0.80      (0.08)       1.34        1.10       0.98
 LESS DISTRIBUTIONS
   Distributions from net
   investment income                    (0.60)     (0.59)     (0.56)      (0.57)      (0.61)     (0.57)
   Distributions in excess of net
   investment income                       --       --         --         (0.01)(b)    --        (0.01)(b)
   Total distributions                  (0.60)     (0.59)     (0.56)      (0.58)      (0.61)     (0.58)
 NET ASSET VALUE, END OF PERIOD        $11.21     $11.22     $11.01      $11.65      $10.89     $10.40
 TOTAL RETURN(C)                         5.34%      7.65%     (0.72%)     12.69%      10.91%     10.01%
 RATIOS TO AVERAGE NET ASSETS
   Expenses                              0.90%      0.90%      0.90%       0.87%       0.73%      0.28%*
   Net investment income                 5.28%      5.53%      5.02%       5.13%       5.79%      6.35%*
   Expense waiver/reimbursement(d)       0.58%      0.60%      0.55%       0.83%       1.35%      1.66%*
 SUPPLEMENTAL DATA
   Net assets, end of period
   (000 omitted)                      $70,568    $70,532    $81,566     $73,973     $28,924    $19,840
   Portfolio turnover                      11%        33%        20%          0%          0%        11%


* Computed on an annualized basis.

(a) Reflects operations for the period from October 12, 1990 (date of initial public investment) to August 31, 1991.

(b) Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These distributions do not represent a return of capital for federal income tax purposes.

(c) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable.

(d) This voluntary expense decrease is reflected in both the expense and net investment income ratios shown above.

(See Notes which are an integral part of the Financial Statements)

Further information about the Fund's performance is contained in the Fund's Annual Report for the fiscal year ended August 31, 1996, which can be obtained free of charge.

GENERAL INFORMATION

The Trust was established as a Massachusetts business trust under a Declaration of Trust dated August 6, 1990. The Declaration of Trust permits the Trust to offer separate series of shares of beneficial interest representing interests in separate portfolios of securities. The shares in any one portfolio may be offered in separate classes. With respect to the Fund, as of the date of this prospectus, the Board of Trustees ("Trustees") has established one class of shares, known as Class F Shares ("Shares").

The Fund is designed for customers of financial institutions such as broker/dealers, banks, fiduciaries, and investment advisers as a convenient means of accumulating an interest in a professionally managed, non-diversified portfolio investing primarily in Ohio municipal securities. A minimum initial investment of $1,500 is required. Subsequent investments must be in amounts of at least $100. The Fund is not likely to be a suitable investment for non-Ohio taxpayers or retirement plans since Ohio municipal securities are not likely to produce competitive after-tax yields for such persons and entities when compared to other investments.

Except as otherwise noted in this prospectus, Shares are sold at net asset value plus an applicable sales charge and are redeemed at net asset value. However, a contingent deferred sales charge is imposed on certain Shares, other than Shares purchased through reinvestment of dividends, which are redeemed within four years of their purchase dates. Fund assets may be used in connection with the distribution of Shares.

The Fund's current net asset value and offering price may be found in the mutual funds section of local newspapers under "Federated" and the appropriate class designation listing.

INVESTMENT INFORMATION

INVESTMENT OBJECTIVE

The investment objective of the Fund is to provide current income exempt from federal regular income tax (federal regular income tax does not include the federal alternative minimum tax) and the personal income taxes imposed by the state of Ohio and Ohio municipalities. The investment objective cannot be changed without approval of shareholders. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the investment policies described in this prospectus.

The Fund invests its assets so that at least 80% of its annual interest income is exempt from federal regular income tax and the personal income taxes imposed by the state of Ohio and Ohio municipalities. Interest income of the Fund that is exempt from the income taxes described above retains its exempt status when distributed to the Fund's shareholders. Income distributed by the Fund may not necessarily be exempt from state or municipal taxes in states other than Ohio.

INVESTMENT POLICIES

The Fund pursues its investment objective by investing primarily in Ohio municipal securities. Unless indicated otherwise, the investment policies of the Fund may be changed by the Trustees without approval of shareholders. Shareholders will be notified before any material changes in these policies become effective.

ACCEPTABLE INVESTMENTS. The securities in which the Fund invests include:

* obligations issued by or on behalf of the state of Ohio, its political subdivisions, or agencies;

* debt obligations of any state, territory, or possession of the United States, including the District of Columbia, or any political subdivision of any of these; and

* participation interests, as described below, in any of the above obligations, the interest from which is, in the opinion of bond counsel for the issuers or in the opinion of officers of the Fund and/or the investment adviser to the Fund, exempt from both federal regular income tax and the personal income tax imposed by the state of Ohio and Ohio municipalities ("Ohio municipal securities"). At least 80% of the value of the Fund's total assets will be invested in Ohio municipal securities.

The prices of fixed income securities fluctuate inversely to the direction of interest rates.

CHARACTERISTICS. The municipal securities which the Fund buys are investment grade bonds rated Aaa, Aa, A, or Baa by Moody's Investors Service, Inc. ("Moody's"), or AAA, AA, A, or BBB by Standard & Poor's Ratings Group ("S&P"), or Fitch Investors Service, Inc. ("Fitch"). In certain cases the Fund's investment adviser may choose bonds which are unrated if it judges the bonds to have the same characteristics as the investment grade bonds described above. If a bond is rated below investment grade according to the characteristics set forth here after the Fund has purchased it, the Fund is not required to drop the bond from the portfolio, but will consider appropriate action. Bonds rated "BBB" by S&P or Fitch or "Baa" by Moody's have speculative characteristics. Changes in economic or other circumstances are more likely to lead to weakened capacity to make principal and interest payments than higher rated bonds. A description of the rating categories is contained in the Appendix to the Statement of Additional Information.

PARTICIPATION INTERESTS. The Fund may purchase participation interests from financial institutions such as commercial banks, savings associations, and insurance companies. These participation interests give the Fund an undivided interest in Ohio municipal securities. The financial institutions from which the Fund purchases participation interests frequently provide or secure irrevocable letters of credit or guarantees to assure that the participation interests are of high quality. The Trustees of the Trust will determine that participation interests meet the prescribed quality standards for the Fund.

VARIABLE RATE MUNICIPAL SECURITIES. Some of the Ohio municipal securities which the Fund purchases may have variable interest rates. Variable interest rates are ordinarily based on a published interest rate, interest rate index, or a similar standard, such as the 91-day U.S. Treasury bill rate. Many variable rate municipal securities are subject to payment of principal on demand by the Fund in not more than seven days. All variable rate municipal securities will meet the quality standards for the Fund. The Fund's investment adviser has been instructed by the Trustees to monitor the pricing, quality, and liquidity of the variable rate municipal securities, including participation interests held by the Fund on the basis of published financial information and reports of the rating agencies and other analytical services.

MUNICIPAL LEASES. Municipal leases are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities and may be considered to be illiquid. They may take the form of a lease, an installment purchase contract, a conditional sales contract or a participation certificate on any of the above. Lease obligations may be subject to periodic appropriation. If the entity does not appropriate funds for future lease payments, the entity cannot be compelled to make such payments. In the event of failure of appropriation, unless the participation interests are credit enhanced, it is unlikely that the participants would be able to obtain an acceptable substitute source of payment.

RESTRICTED SECURITIES. As a matter of fundamental policy, the Fund may invest up to 10% of its net assets in restricted securities. Restricted securities are any securities in which the Fund may otherwise invest pursuant to its investment objective and policies but which are subject to restriction upon resale under federal securities laws. The Fund will limit investments in illiquid securities, including certain restricted securities not determined by the Trustees to be liquid, to 15% of its net assets.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS. The Fund may purchase securities on a when-issued or delayed delivery basis. These transactions are arrangements in which the Fund purchases securities with payment and delivery scheduled for a future time. The seller's failure to complete these transactions may cause the Fund to miss a price or yield considered to be advantageous. Settlement dates may be a month or more after entering into these transactions, and the market values of the securities purchased may vary from the purchase prices. Accordingly, the Fund may pay more/less than the market value of the securities on the settlement date.

The Fund may dispose of a commitment prior to settlement if the investment adviser deems it appropriate to do so. In addition, the Fund may enter in transactions to sell its purchase commitments to third parties at current market values and simultaneously acquire other commitments to purchase similar securities at later dates. The Fund may realize short-term profits or losses upon the sale of such commitments.

TEMPORARY INVESTMENTS. The Fund invests its assets so that at least 80% of its annual interest income is exempt from federal regular income tax and the personal income taxes imposed by the state of Ohio and Ohio municipalities. However, from time to time, when the investment adviser determines that market conditions call for a temporary defensive posture, the Fund may invest in short-term non-Ohio municipal tax-exempt obligations or taxable temporary investments. These temporary investments include: notes issued by or on behalf of municipal or corporate issuers; obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities; other debt securities; commercial paper; certificates of deposit of banks; and repurchase agreements (arrangements in which the organization selling the Fund, a bond, or temporary investment agrees at the time of sale to repurchase it at a mutually agreed upon time and price).

There are no rating requirements applicable to temporary investments. However, the investment adviser will limit temporary investments to those rated within the investment grade categories described under "Acceptable Investments -- Characteristics" (if rated) or (if unrated) those which the investment adviser judges to have the same characteristics as such investment grade securities.
Although the Fund is permitted to make taxable, temporary investments, there is no current intention of generating income subject to federal regular income tax or personal income taxes imposed by the state of Ohio or Ohio municipalities.

OHIO MUNICIPAL SECURITIES

Ohio municipal securities are generally issued to finance public works, such as airports, bridges, highways, housing, hospitals, mass transportation projects, schools, streets, and water and sewer works. They are also issued to repay outstanding obligations, to raise funds for general operating expenses, and to make loans to other public institutions and facilities.

Ohio municipal securities include industrial development bonds issued by or on behalf of public authorities to provide financing aid to acquire sites or construct and equip facilities for privately or publicly owned corporations. The availability of this financing encourages these corporations to locate within the sponsoring communities and thereby increases local employment.

The two principal classifications of municipal securities are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith and credit and taxing power for the payment of principal and interest. However, interest on and principal of revenue bonds are payable only from the revenue generated by the facility financed by the bond or other specified sources of revenue. Revenue bonds do not represent a pledge of credit or create any debt of or charge against the general revenues of a municipality or public authority. Industrial development bonds are typically classified as revenue bonds.

INVESTMENT RISKS

Yields on Ohio municipal securities depend on a variety of factors, including: the general conditions of the municipal bond market; the size of the particular offering; the maturity of the obligations; and the rating of the issue. Further, any adverse economic conditions or developments affecting the state of Ohio or its municipalities could impact the Fund's portfolio. The state of Ohio and certain underlying municipalities face potential economic problems over the longer term. The state economy has grown more slowly than that of the nation as a whole, resulting in a gradual erosion of its relative economic affluence. The causes of this relative decline are varied and complex, involving in many cases national and international demographic and economic trends beyond the influence of the state. The ability of the Fund to achieve its investment objective also depends on the continuing ability of the issuers of Ohio municipal securities and participation interests, or the guarantors of either, to meet their obligations for the payment of interest and principal when due. Investing in Ohio municipal securities which meet the Fund's quality standards may not be possible if the state of Ohio or its municipalities do not maintain their current credit ratings. In addition, certain Ohio constitutional amendments, legislative measures, executive orders, administrative regulations, and voter initiatives could result in adverse consequences affecting Ohio municipal securities.

A further discussion of the risks of a portfolio which invests largely in Ohio municipal securities is contained in the Statement of Additional Information.

NON-DIVERSIFICATION

The Fund is a non-diversified investment portfolio. As such, there is no limit on the percentage of assets which can be invested in any single issuer. An investment in the Fund, therefore, will entail greater risk than would exist in a diversified portfolio of securities because the higher percentage of investments among fewer issuers may result in greater fluctuation in the total market value of the Fund's portfolio.
Any economic, political, or regulatory developments affecting the value of the securities in the Fund's portfolio will have a greater impact on the total value of the portfolio than would be the case if the portfolio were diversified among more issuers.

The Fund intends to comply with Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). This undertaking requires that at the end of each quarter of the taxable year: (a) with regard to at least 50% of the Fund's total assets, no more than 5% of its total assets are invested in the securities of a single issuer and (b) no more than 25% of its total assets are invested in the securities of a single issuer.

INVESTMENT LIMITATIONS

The Fund will not borrow money directly or through reverse repurchase agreements (arrangements in which the Fund sells a portfolio instrument for a percentage of its cash value with an agreement to buy it back on a set date) or pledge securities except, under certain circumstances, the Fund may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of those assets to secure such borrowings.

The above investment limitation cannot be changed without shareholder approval. The following limitation, however, can be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change in this limitation becomes effective.

The Fund will not invest more than 5% of its total assets in industrial development bonds when the payment of principal and interest is the responsibility of companies (or guarantors, where applicable) with less than three years of continuous operations, including the operation of any predecessor.

NET ASSET VALUE

The Fund's net asset value per share fluctuates. It is determined by dividing the sum of the market value of all securities and all other assets, less liabilities, by the number of shares outstanding.

INVESTING IN CLASS F SHARES

SHARE PURCHASES

Shares are sold on days on which the New York Stock Exchange is open. Shares may be purchased through an investment dealer who has a sales agreement with the distributor, Federated Securities Corp., or directly from the distributor, Federated Securities Corp. either by mail or by wire once an account has been established. The Fund reserves the right to reject any purchase request.

THROUGH A FINANCIAL INSTITUTION. An investor may call his financial institution (such as a bank or an investment dealer) to place an order to purchase Shares. Orders through a financial institution are considered received when the Fund is notified of the purchase order. Purchase orders through a registered broker/dealer must be received by the broker before 4:00 p.m. (Eastern time) and must be transmitted by the broker to the Fund before 5:00 p.m. (Eastern time) in order for Shares to be purchased at that day's price. Purchase orders through financial institutions other than broker/dealers must be received by the financial institution and transmitted to the Fund before 4:00 p.m. (Eastern time) in order for Shares to be purchased at that day's price. It is the financial institution's responsibility to transmit orders promptly.

The financial institution which maintains investor accounts with the Fund must do so on a fully disclosed basis unless it accounts for share ownership periods used in calculating the contingent deferred sales charge (see "Contingent Deferred Sales Charge"). In addition, advance payments made to financial institutions may be subject to reclaim by the distributor for accounts transferred to financial institutions which do not maintain investor accounts on a fully disclosed basis and do not account for share ownership periods (see "Supplemental Payments to Financial Institutions").

DIRECTLY BY MAIL. To purchase Shares by mail directly from Federated Securities Corp. once an account has been established:

* complete and sign the new account form available from the Fund;

* enclose a check made payable to Federated Ohio Municipal Income Fund -- Class F Shares; and

* send both to the Fund's transfer agent, Federated Shareholder Services Company, P.O. Box 8600, Boston, MA 02266-8600.

Purchases by mail are considered received after payment by check is converted by the transfer agent's bank, State Street Bank and Trust Company ("State Street Bank"), into federal funds. This is generally the next business day after State Street Bank receives the check.

DIRECTLY BY WIRE. To purchase Shares directly from Federated Securities Corp. by Federal Reserve Wire once an account has been established, call the Fund. All information needed will be taken over the telephone, and the order is considered received when State Street Bank receives payment by wire. Federal funds should be wired as follows: Federated Shareholder Services Company, c/o State Street Bank and Trust Company, Boston, MA; Attention:
EDGEWIRE; For Credit to: Federated Ohio Municipal Income Fund -- Class F Shares; (Fund Number -- this number can be found on the account statement or by contacting the Fund); Trade Date and Order Number; Group Number or Dealer Number; Nominee or Institution Name; and ABA Number 011000028. Shares cannot be purchased by wire on holidays when wire transfers are restricted. Questions on wire purchases should be directed to your shareholder services representative at the telephone number listed on your account statement.

MINIMUM INVESTMENT REQUIRED

The minimum initial investment in Shares is $1,500. Subsequent investments must be in amounts of at least $100.

WHAT SHARES COST

Shares are sold at their net asset value next determined after an order is received, plus a sales charge of 1% of the offering price (which is 1.01% of the net amount invested). Further, there is no sales charge for purchases of $1 million or more. In addition, no sales charge is imposed for Shares purchased through bank trust departments or investment advisers registered under the Investment Advisers Act of 1940 purchasing on behalf of their clients, or by sales representatives, Trustees, and employees of the Fund, Federated Advisers, and Federated Securities Corp., or their affiliates, or any investment dealer who has a sales agreement with Federated Securities Corp., their spouses and children under age 21, or any trusts or pension or profit-sharing plans for these persons. Unaffiliated institutions through whom Shares are purchased may charge fees for services provided which may be related to the ownership of Fund Shares. This prospectus should, therefore, be read together with any agreement between customer and institution with regard to services provided, the fees charged for these services, and any restrictions and limitations imposed.

The net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Monday through Friday, except on: (i) days on which there are not sufficient changes in the value of the Fund's portfolio securities that its net asset value might be materially affected; (ii) days during which no Shares are tendered for redemption and no orders to purchase Shares are received; and (iii) the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Under certain circumstances, described under "Redeeming Class F Shares," shareholders may be charged a contingent deferred sales charge by the distributor at the time Shares are redeemed.

DEALER CONCESSION. For sales of Shares, the distributor will normally offer to pay dealers up to 100% of the sales charge retained by it. Any portion of the sales charge which is not paid to a broker/dealer will be retained by the distributor. However, from time to time, and at the sole discretion of the distributor, all or part of that portion may be paid to a dealer.

The sales charge for Shares sold other than through registered broker/dealers will be retained by Federated Securities Corp. Federated Securities Corp. may pay fees to banks out of the sales charge in exchange for sales and/or administrative services performed on behalf of the bank's customers in connection with the initiation of customer accounts and purchases of Shares.

ELIMINATING/REDUCING THE SALES CHARGE

The sales charge can be eliminated on the purchase of Shares through:

* quantity discounts and accumulated purchases;

* signing a 13-month letter of intent;

* using the reinvestment privilege; or

* concurrent purchases.

QUANTITY DISCOUNTS AND ACCUMULATED PURCHASES. There is no sales charge for purchases of $1 million or more. The Fund will combine purchases made on the same day by the investor, his spouse, and his children under age 21 when it calculates the sales charge.

If an additional purchase of Shares is made, the Fund will consider the previous purchases still invested in the Fund. For example, if a shareholder already owns Shares having a current value at the public offering price of $900,000 and he purchases $100,000 more at the current public offering price, there will be no sales charge on the additional purchase. The Fund will also combine purchases for the purpose of reducing the contingent deferred sales charge imposed on some Share redemptions. For example, if a shareholder already owns Shares having a current value at public offering price of $1 million and purchases an additional $1 million at the current public offering price, the applicable contingent deferred sales charge would be reduced to .50% of those additional Shares. For more information on the levels of contingent deferred sales charges and holding periods, see the section entitled "Contingent Deferred Sales Charge."

To receive the sales charge elimination and/or the contingent deferred sales charge reduction, Federated Securities Corp. must be notified by the shareholder in writing or by their financial institution at the time the purchase is made that Shares are already owned or that purchases are being combined. The Fund will eliminate the sales charge and/or reduce the contingent deferred sales charge after it confirms the purchases.

LETTER OF INTENT. If a shareholder intends to purchase at least $1 million of Shares over the next 13 months, the sales charge may be eliminated by signing a letter of intent to that effect. This letter of intent includes a provision for a sales charge elimination depending on the amount actually purchased within the 13-month period and a provision for the Fund's custodian to hold 1.00% of the total amount intended to be purchased in escrow (in Shares) until such purchase is completed.

The 1.00% held in escrow will be applied to the shareholder's account at the end of the 13-month period unless the amount specified in the letter of intent, which must be $1 million or more of Shares, is not purchased. In this event, an appropriate number of escrowed Shares may be redeemed in order to realize the 1.00% sales charge.

This letter of intent also includes a provision for reductions in the contingent deferred sales charge and holding period depending on the amount actually purchased within the 13-month period. For more information on the various levels of contingent deferred sales charges and holding periods, see the section entitled "Contingent Deferred Sales Charge."

This letter of intent will not obligate the shareholder to purchase Shares. This letter may be dated as of a prior date to include any purchases made within the past 90 days towards the dollar fulfillment of the letter of intent. Prior trade prices will not be adjusted.

REINVESTMENT PRIVILEGE. If Shares have been redeemed, the shareholder has a one-time right, within 120 days, to reinvest the redemption proceeds at the next-determined net asset value without any sales charge. Federated Securities Corp. must be notified by the shareholder in writing or by his financial institution of the reinvestment in order to receive this elimination of the sales charge. If the shareholder redeems his Shares, there may be tax consequences.

CONCURRENT PURCHASES. For purposes of qualifying for a sales charge elimination, a shareholder has the privilege of combining concurrent purchases of Class F Shares of two or more funds for which affiliates of Federated Investors serve as investment advisers or principal underwriter (the "Federated Funds"), the purchase prices of which include a sales charge. For example, if a shareholder concurrently invested $400,000 in Class F Shares of one of the other Federated Funds and $600,000 in Shares, the sales charge would be eliminated. (Not all Federated Funds currently offer Class F Shares. Contact your financial institution regarding the availability of other Federated Class F Shares.)

To receive this sales charge elimination, Federated Securities Corp. must be notified by the shareholder in writing or by his financial institution at the time the concurrent purchases are made. The Fund will eliminate the sales charge after it confirms the purchases.

SYSTEMATIC INVESTMENT PROGRAM

Once a Fund account has been opened, shareholders may add to their investment on a regular basis in a minimum of $100. Under this program, funds may be automatically withdrawn periodically from the shareholder's checking account and invested in Shares at the net asset value next determined after an order is received by Federated Shareholder Services Company, plus the 1.00% sales charge for purchases under $1 million. A shareholder may apply for participation in this program through Federated Securities Corp. or his financial institution.

EXCHANGE PRIVILEGE

Class F shareholders may exchange all or some of their Shares for shares of Ohio Municipal Cash Trust or Class F Shares of other Federated Funds. Exchanges are made at net asset value without being assessed a contingent deferred sales charge. In determining the applicability of the contingent deferred sales charge, the required holding period for your new Class F Shares received through an exchange will include the period for which your original Class F Shares were held.

Shareholders using this privilege must exchange shares having a net asset value equal to the minimum investment requirements of the fund into which the exchange is being made. Shareholders who desire to automatically exchange Shares of a predetermined amount on a monthly, quarterly, or annual basis may take advantage of a systematic exchange privilege.

Before a financial institution may request exchange by telephone on behalf of a shareholder, an authorization form permitting the Fund to accept exchange by telephone must first be completed. Telephone exchange instructions may be recorded. If reasonable procedures are not followed by the Fund, it may be liable for losses due to unauthorized or fraudulent telephone instructions.

The exchange privilege is available to shareholders residing in any state in which the Shares being acquired may be legally sold.

Before making an exchange, a shareholder must receive a prospectus of the fund for which the exchange is being made.

An exercise of the exchange privilege is treated as sale for federal income tax purposes. Depending on the circumstances, a capital gain or loss may be realized.

Please contact your financial institution directly or Federated Securities Corp. at 1-800-341-7400 for more information on and prospectuses for the Federated Funds into which your Shares may be exchanged free of charge. Instructions for exchanging Shares must be given in writing by the shareholder. Written instructions may require a signature guarantee.

CERTIFICATES AND CONFIRMATIONS

As transfer agent for the Fund, Federated Shareholder Services Company maintains a share account for each shareholder. Share certificates are not issued unless requested on the application or by contacting the Fund.

Detailed confirmations of each purchase and redemption are sent to each shareholder. Monthly statements are sent to report dividends paid during the month.

DIVIDENDS AND DISTRIBUTIONS

Dividends are declared and paid monthly. Distributions of any net realized long-term capital gains will be made at least once every twelve months. Dividends and distributions are automatically reinvested in additional Shares at net asset value without a sales charge, unless shareholders request cash payments on the application or by writing to Federated Shareholder Services Company.

Shares purchased through a financial institution, for which payment by wire is received by State Street Bank on the business day following the order, begin to earn dividends on the day the wire payment is received. Otherwise, Shares purchased by wire begin to earn dividends on the business day after wire payment is received by State Street Bank. Shares purchased by mail, or through a financial institution, if the financial institution's payment is by check, begin to earn dividends on the second business day after the check is received by Federated Shareholder Services Company.

Shares earn dividends through the business day that proper written redemption instructions are received by Federated Shareholder Services Company.

REDEEMING CLASS F SHARES

The Fund redeems Shares at their net asset value, less any applicable contingent deferred sales charge, next determined after Federated Shareholder Services Company receives the redemption request. Redemptions will be made on days on which the Fund computes its net asset value. Redemption requests must be received in proper form and can be made through a financial institution or directly from the Fund by written request.

THROUGH A FINANCIAL INSTITUTION

A shareholder may redeem Shares by calling his financial institution (such as a bank or a broker/dealer) to request the redemption. Shares will be redeemed at the net asset value next determined after the Fund receives the redemption request from the financial institution. Redemption requests through a registered broker/dealer must be received by the broker before 4:00 p.m. (Eastern time) and must be transmitted by the broker to the Fund before 5:00 p.m. (Eastern time) in order for Shares to be redeemed at that day's net asset value. Redemption requests through other financial institutions must be received by the financial institution and transmitted to the Fund before 4:00 p.m. (Eastern time) in order for Shares to be redeemed at that day's net asset value. The financial institution is responsible for promptly submitting redemption requests and providing proper written redemption instructions to Federated Services Company. The financial institution may charge customary fees and commissions for this service. If, at any time, the Fund shall determine it necessary to terminate or modify this method of redemption, shareholders will be promptly notified.

Before a financial institution may request redemption by telephone on behalf of a shareholder, an authorization form permitting the Fund to accept redemption requests by telephone must first be completed. In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming by telephone. If such a case should occur, another method of redemption, such as "Directly by Mail," should be considered. Telephone redemption instructions may be recorded. If reasonable procedures are not followed by the Fund, it may be liable for losses due to unauthorized or fraudulent telephone instructions.

DIRECTLY BY MAIL

Shareholders may also redeem Shares by sending a written request to Federated Shareholder Services Company, P.O. Box 8600, Boston, MA 02266-8600. Shares will be redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the transfer agent receives the redemption request. If share certificates have been issued, they should be sent unendorsed with the written request by registered or certified mail to the address noted above.

The written request should state: Fund Name and the Class designation; the account name as registered with the Fund; the account number; and the number of Shares to be redeemed or the dollar amount requested. All owners of the account must sign the request exactly as the Shares are registered. Normally, a check for the proceeds is mailed within one business day, but in no event more than seven days, after receipt of a proper written redemption request. Dividends are paid up to and including the day that a redemption request is processed.

Shareholders requesting a redemption of any amount to be sent to an address other than that on record with the Fund, or a redemption payable other than to the shareholder of record must have their signatures guaranteed by a commercial or savings bank, Trust company or savings association whose deposits are insured by an organization which is administered by the Federal Deposit Insurance Corporation; a member firm of a domestic stock exchange; or any other "eligible guarantor institution," as defined in the Securities Exchange Act of 1934. The Fund does not accept signatures guaranteed by a notary public.

The Fund and its transfer agent have adopted standards for accepting signature guarantees from the above institutions. The Fund may elect in the future to limit eligible signature guarantors to institutions that are members of a signature guarantee program. The Fund and its transfer agent reserve the right to amend these standards at any time without notice.

CONTINGENT DEFERRED SALES CHARGE

Shareholders redeeming Shares from their Fund accounts within certain time periods of the purchase date of those Shares will be charged a contingent deferred sales charge by the Fund's distributor of the lesser of the original price or the net asset value of the Shares redeemed as follows:

                            CONTINGENT DEFERRED
 AMOUNT OF PURCHASE            SHARES HELD           SALES CHARGE
 Up to $1,999,999           4 years or less             1.00%
 $2,000,000 to $4,999,999   2 years or less             0.50%
 $5,000,000 or more         1 year or less              0.25%


In instances in which Shares have been acquired in exchange for Class F Shares in other Federated Funds, (i) the purchase price is the price of the shares when originally purchased and (ii) the time period during which the shares are held will run from the date of the original purchase. The contingent deferred sales charge will not be imposed on Shares acquired through the reinvestment of dividends or distributions of long-term capital gains. In computing the amount of contingent deferred sales charge for accounts with Shares subject to a single holding period, if any, redemptions are deemed to have occurred in the following order: (1) Shares acquired through the reinvestment of dividends and long-term capital gains, (2) purchases of Shares occurring prior to the number of years necessary to satisfy the applicable hold period, and (3) purchases of Shares occurring within the current hold period. For accounts with Shares subject to multiple share holding periods, the redemption sequence will be determined first, with reinvested dividends and long-term capital gains, and second, on a first-in, first-out basis.

The contingent deferred sales charge will not be imposed when a redemption results from a tax-free return under the following circumstances: (i) a total or partial distribution from a qualified plan, other than an IRA, Keogh Plan, or a custodial account, following retirement; (ii) a total or partial distribution from an IRA, Keogh Plan, or a custodial account, after the beneficial owner attains age 591U2; or (iii) from the death or permanent and total disability of the beneficial owner. The exemption from the contingent deferred sales charges for qualified Plans, an IRA, Keogh Plan or a custodial account does not extend to account transfers, rollovers, and other redemptions made for purposes of reinvestment. Contingent deferred sales charges are not charged in connection with exchanges of Shares for shares in Ohio Municipal Cash Trust or Shares in other Federated Funds, or in connection with redemptions by the Fund of accounts with low balances. Shares of the Fund originally purchased through a bank trust department or investment adviser registered under the Investment Advisers Act of 1940, as amended, are not subject to the contingent deferred sales charge to the extent that no payment was advanced for purchases made by or through such entities.

SYSTEMATIC WITHDRAWAL PROGRAM

Shareholders who desire to receive monthly or quarterly payments of predetermined amounts may take advantage of the Systematic Withdrawal Program. Under this program, Shares are redeemed to provide for periodic withdrawal payments in an amount directed by the shareholder; the minimum withdrawal amount is $100. Depending upon the amount of the withdrawal payments, the amount of dividends paid and capital gains distributions with respect to Shares, and the fluctuation of the net asset value of Shares redeemed under this program, redemptions may reduce, and eventually deplete, the shareholder's investment in the Fund. For this reason, payments under this program should not be considered as yield or income on the shareholder's investment in the Fund. To be eligible to participate in this program, a shareholder must have an account value of at least $10,000 in the Fund (at current offering price).

A shareholder may apply for participation in this program through Federated Securities Corp. Due to the fact that Shares are sold with a sales charge, it is not advisable for shareholders to be purchasing Shares while participating in this program.

Contingent deferred sales charges are charged for Shares redeemed through this program within four years of their purchase dates.

ACCOUNTS WITH LOW BALANCES

Due to the high cost of maintaining accounts with low balances, the Fund may redeem Shares in any account and pay the proceeds to the shareholder if the account balance falls below the required minimum value of $1,500. This requirement does not apply, however, if the balance falls below $1,500 because of changes in the Fund's net asset value. Before Shares are redeemed to close an account, the shareholder is notified in writing and allowed 30 days to purchase additional Shares to meet the minimum requirement.

TRUST INFORMATION

MANAGEMENT OF THE TRUST

BOARD OF TRUSTEES. The Trust is managed by a Board of Trustees. The Trustees are responsible for managing the business affairs of Municipal Securities Income Trust and for exercising all of the powers of the Trust except those reserved for the shareholders. An Executive Committee of the Board of Trustees handles the Trustees' responsibilities between meetings of the Board.

INVESTMENT ADVISER. Pursuant to an investment advisory contract with the Trust, investment decisions for the Fund are made by Federated Advisers, the Fund's investment adviser (the "Adviser"), subject to direction by the Trustees. The Adviser continually conducts investment research and supervision for the Fund and is responsible for the purchase and sale of portfolio instruments, for which it receives an annual fee from the Fund.

Both the Trust and the Adviser have adopted strict codes of ethics governing the conduct of all employees who manage the Fund and its portfolio securities. These codes recognize that such persons owe a fiduciary duty to the Fund's shareholders and must place the interests of shareholders ahead of the employees' own interest. Among other things, the codes: require preclearance and periodic reporting of personal securities transactions; prohibit personal transactions in securities being purchased or sold, or being considered for purchase or sale, by the Fund; prohibit purchasing securities in initial public offerings; and prohibit taking profits on securities held for less than sixty days. Violation of the codes are subject to review by the Trustees, and could result in severe penalties.

   ADVISORY FEES. The Fund's Adviser receives an annual investment advisory fee equal to .40% of the Fund's average daily net assets. The Adviser may voluntarily choose to waive a portion of its fee or reimburse the Fund for certain operating expenses. The Adviser can terminate this voluntary waiver or reimbursement of expenses at any time at its sole discretion. The Adviser has also undertaken to reimburse the Fund for operating expenses in excess of limitations established by certain states.
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   ADVISER'S BACKGROUND. Federated Advisers, a Delaware business trust organized on April 11, 1989, is a registered investment adviser under the Investment Advisers Act of 1940, as amended. It is a subsidiary of Federated Investors. All of the Class A (voting) shares of Federated Investors are owned by a trust, the Trustees of which are John F. Donahue, Chairman and Trustee of Federated Investors, Mr. Donahue's wife, and Mr. Donahue's son,
   J. Christopher Donahue, who is President and Trustee of Federated Investors.

   Federated Advisers and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. Certain other subsidiaries also provide administrative services to a number of investment companies. With over $80 billion invested across more than 250 funds under management and/or administration by its subsidiaries, as of December 31, 1995, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 1,800 employees, Federated continues to be led by the management who founded the company in 1955. Federated funds are presently at work in and through 4,000 financial institutions nationwide. More than 100,000 investment professionals have selected Federated funds for their clients.

   J. Scott Albrecht has been the Fund's portfolio manager since March, 1995. Mr. Albrecht joined Federated Investors in 1989 and has been a Vice President of the Fund's investment adviser since October, 1994. From 1992 to 1994, Mr. Albrecht served as an Assistant Vice President of the Fund's investment adviser. In 1991, Mr. Albrecht acted as an investment analyst. Mr. Albrecht is a Chartered Financial Analyst and received his M.S. in Public Management from Carnegie Mellon University.

   Jonathan C. Conley has been the Fund's portfolio manager since its inception. Mr. Conley joined Federated Investors in 1979 and has been a Senior Vice President of the Fund's investment adviser since 1995. Mr. Conley was a Vice President of the Fund's investment adviser from 1982 to 1995. Mr. Conley is a Chartered Financial Analyst and received his M.B.A. in Finance from the University of Virginia.

DISTRIBUTION OF CLASS F SHARES

Federated Securities Corp. is the principal distributor for Shares of the Fund. Federated Securities Corp. is located at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. It is a Pennsylvania corporation organized on November 14, 1969, and is the principal distributor for a number of investment companies. Federated Securities Corp. is a subsidiary of Federated Investors.

State securities laws may require certain financial institutions such as depository institutions to register as dealers.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES. Under a distribution plan adopted in accordance with Investment Company Act Rule 12b-1 (the "Distribution Plan"), the Fund may pay to the distributor an amount, computed at an annual rate of 0.40% of the average daily net asset value of the Shares to finance any activity which is principally intended to result in the sale of Shares subject to the Distribution Plan. The distributor may select financial institutions such as banks, fiduciaries, custodians for public funds, investment advisers, and broker/dealers to provide sales services or distribution related support services as agents for their clients or customers.

The Distribution Plan is a compensation-type plan. As such, the Fund makes no payments to the distributor except as described above. Therefore, the Fund does not pay for unreimbursed expenses of the distributor, including amounts expended by the distributor in excess of amounts received by it from the Fund, interest, carrying or other financing charges in connection with excess amounts expended, or the distributor's overhead expenses. However, the distributor may be able to recover such amount or may earn a profit from future payments made by the Fund under the Distribution Plan.

In addition, the Fund has entered into a Shareholder Services Agreement with Federated Shareholder Services, a subsidiary of Federated Investors, under which the Fund may make payments up to 0.25% of the average daily net asset value of Shares, computed at an annual rate, to obtain certain personal services for shareholders and for the maintenance of shareholder accounts. Under the Shareholder Services Agreement, Federated Shareholder Services will either perform shareholder services directly or will select financial institutions to perform shareholder services. Financial institutions will receive fees based upon Shares owned by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid will be determined from time to time by the Fund and Federated Shareholder Services.

SUPPLEMENTAL PAYMENTS TO FINANCIAL INSTITUTIONS. Federated Securities Corp. will pay financial institutions, for distribution and/or administrative services, an amount equal to 1.00% of the offering price of the Shares acquired by their clients or customers on purchases up to $1,999,999, .50% of the offering price on purchases of $2,000,000 to $4,999,999, and .25% of the offering price on purchases of $5,000,000 or more. (This fee is in addition to the 1.00% sales charge on purchases of less than $1 million.) Furthermore, in addition to payments made pursuant to the Distribution Plan and Shareholder Services Agreement, Federated Securities Corp. and Federated Shareholder Services, from their own assets, may pay financial institutions supplemental fees for the performance of substantial sales services, distribution related support services, or shareholder services. The support may include sponsoring sales, educational and training seminars for their employees at recreational-type facilities, providing sales literature, and engineering computer software programs that emphasize the attributes of the Fund. Such assistance will be predicated upon the amount of Shares the financial institution sells or may sell and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by the distributor may be reimbursed by the Fund's Adviser or its affiliates, and not the Fund.

ADMINISTRATION OF THE FUND

ADMINISTRATIVE SERVICES. Federated Services Company, a subsidiary of Federated Investors, provides administrative personnel and services (including certain legal and financial reporting services) necessary to operate the Fund. Federated Services Company provides these at an annual rate which relates to the average aggregate daily net assets of all funds advised by affiliates of Federated Investors as specified below:

    MAXIMUM                       AVERAGE AGGREGATE
 ADMINISTRATIVE FEE               DAILY NET ASSETS
   0.150%                     on the first $250 million
   0.125%                     on the next $250 million
   0.100%                     on the next $250 million
   0.075%                 on assets in excess of $750 million


The administrative fee received during any fiscal year shall be at least $125,000 per portfolio and $30,000 per each additional class of shares. Federated Services Company may choose voluntarily to waive a portion of its fee.

SHAREHOLDER INFORMATION

VOTING RIGHTS

Each Share of the Fund gives the shareholder one vote in Trustee elections and other matters submitted to shareholders for vote. All shares of each portfolio in the Trust have equal voting rights except that in matters affecting only a particular fund, only shares of that fund are entitled to vote. As of October 7, 1996, Merrill Lynch Pierce Fenner & Smith, Jacksonville, Florida owned 37.33% of the voting securities of the Fund, and therefore, may, for certain purposes, be deemed to control the Fund and be able to affect the outcome of certain matters presented for a vote of shareholders.

As a Massachusetts business trust, the Trust is not required to hold annual shareholder meetings. Shareholder approval will be sought only for certain changes in the Trust's or the Fund's operation and for the election of Trustees under certain circumstances. Trustees may be removed by the Trustees or by shareholders at a special meeting. A special meeting of the shareholders for this purpose shall be called by the Trustees upon the written request of shareholders owning at least 10% of the outstanding shares of all series of the Trust entitled to vote.

TAX INFORMATION

FEDERAL INCOME TAX

The Fund does not expect to pay federal income tax because it expects to meet requirements of the Code, as amended, applicable to regulated investment companies and to receive the special tax treatment afforded to such companies. The Fund will be treated as a single, separate entity for federal income tax purposes so that income (including capital gains) and losses realized by the Trust's other portfolios will not be combined for tax purposes with those realized by the Fund.

In general, shareholders are not required to pay federal regular income tax on any dividends received from the Fund that represent net interest on tax-exempt municipal bonds, although tax exempt interest will increase the taxable income of certain recipients of social security benefits. However, under the Tax Reform Act of 1986, dividends representing net interest income earned on some municipal bonds may be included in calculating the federal individual alternative minimum tax or the federal alternative minimum tax for corporations.

The alternative minimum tax, up to 28% of alternative minimum taxable income for individuals and 20% for corporations, applies when it exceeds the regular tax for the taxable year. Alternative minimum taxable income is equal to the regular taxable income of the taxpayer increased by certain "tax preference" items not included in regular taxable income and reduced by only a portion of the deductions allowed in the calculation of the regular tax.

The Tax Reform Act of 1986 treats interest on certain "private activity" bonds issued after August 7, 1986, as a tax preference item for both individuals and corporations. Unlike traditional governmental purpose municipal bonds, which finance roads, schools, libraries, prisons, and other public facilities, private activity bonds provide benefits to private parties. The Fund may purchase all types of municipal bonds, including private activity bonds. Thus, should it purchase any such bonds, a portion of the Fund's dividends may be treated as a tax preference item.

In addition, in the case of a corporate shareholder, dividends of the Fund which represent interest on municipal bonds will become subject to the 20% corporate alternative minimum tax because the dividends are included in a corporation's "adjusted current earnings." The corporate alternative minimum tax treats 75% of the excess of a taxpayer's pre-tax "adjusted current earnings" over the taxpayer's alternative minimum taxable income as a tax preference item. "Adjusted current earnings" is based upon the concept of a corporation's "earnings and profits." Since "earnings and profits" generally includes the full amount of any Fund dividend, and alternative minimum taxable income does not include the portion of the Fund's dividend attributable to municipal bonds which are not private activity bonds, the difference will be included in the calculation of the corporation's alternative minimum tax.

Dividends of the Fund representing net interest income earned on some temporary investments and any realized net short-term gains are taxed as ordinary income.

These tax consequences apply whether dividends are received in cash or as additional shares. Information on the tax status of dividends and distributions is provided annually.

STATE OF OHIO INCOME TAXES

Under existing Ohio laws, distributions made by the Fund will not be subject to Ohio individual income taxes to the extent that such distributions qualify as "exempt-interest dividends" under the Code and represent (i) interest from obligations of Ohio or its subdivisions which is exempt from federal income tax; or (ii) interest of dividends from obligations issued by the United States and its territories or possessions or by any authority, commission or instrumentality of the United States which are exempt from state income tax under federal laws. Conversely, to the extent that distributions made by the Fund are derived from other types of obligations, such distributions will be subject to Ohio individual income taxes.

Distributions made by the Fund will not be subject to Ohio corporate franchise tax to the extent that such distributions qualify as "exempt-interest dividends" under the Code and represent (i) interest from obligations of Ohio or its subdivisions which is exempt from federal income tax; or (ii) net interest income from obligations issued by the United States and its territories or possessions or by any authority, commission or instrumentality of the United States, which is included in federal taxable income and which is exempt from state income tax under federal laws.

Exempt-interest dividends that represent interest from obligations held by the Fund which are issued by Ohio or its political subdivisions will be exempt from any Ohio municipal income tax (even if the municipality is permitted under Ohio law to levy a tax on intangible income).

STATE AND LOCAL TAXES

Income from the Fund is not necessarily free from taxes in states other than Ohio. Shareholders are urged to consult their own tax advisers regarding the status of their accounts under state and local tax laws.

PERFORMANCE INFORMATION

From time to time, the Fund advertises the total return, yield, and tax-equivalent yield for Shares.

Total return represents the change, over a specific period of time, in the value of an investment in Shares after reinvesting all income and capital gains distributions. It is calculated by dividing that change by the initial investment and is expressed as a percentage.

The yield of Shares is calculated by dividing the net investment income per share (as defined by the Securities and Exchange Commission) earned by Shares over a thirty-day period by the maximum offering price per share of Shares on the last day of the period. This number is then annualized using semi-annual compounding. The tax-equivalent yield of Shares is calculated similarly to the yield, but is adjusted to reflect the taxable yield that Shares would have had to earn to equal its actual yield, assuming a specific tax rate. The yield and the tax-equivalent yield do not necessarily reflect income actually earned by Shares and, therefore, may not correlate to the dividends or other distributions paid to shareholders.

The performance information reflects the effect of the maximum sales charge and other similar non- recurring charges, such as the contingent deferred sales charge, which, if excluded, would increase the total return, yield, and tax-equivalent yield.

From time to time, advertisements for the Fund may refer to ratings, rankings and other information in certain financial publications and/or compare the Fund's performance to certain indices.


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

PORTFOLIO OF INVESTMENTS
AUGUST 31, 1996

    PRINCIPAL                                                                      CREDIT
      AMOUNT                                                                       RATING*          VALUE
 LONG-TERM MUNICIPALS -- 99.7%
                 OHIO -- 93.7%
 $       200,000 Akron, Bath & Copley, OH Joint Township, Revenue
                 Bonds, 7.45% (Children's Hospital Medical Center,
                 Akron)/(United States Treasury PRF)/(Original Issue
                 Yield: 7.698%), 11/15/2000 (@102)                                   AAA        $    224,580
         400,000 Akron, Bath & Copley, OH Joint Township, Revenue
                 Bonds, 7.45% (Children's Hospital Medical Center,
                 Akron)/(United States Treasury PRF)/(Original Issue
                 Yield: 7.698%), 11/15/2000 (@102)                                   A+              449,160
         750,000 Ashland County, OH, LT GO Bonds, 7.00%, 12/1/2011                   A               809,415
         300,000 Bellefontaine, OH, Storm Water Utility LT GO Bonds,
                 7.05%, 6/1/2011                                                     A               322,215
         500,000 Brunswick, OH, UT GO Bonds, 7.35% (Original Issue
                 Yield: 7.446%), 12/1/2010                                           A               553,480
       2,500,000 Cleveland, OH Airport System, Revenue Bonds (Series A),
                 6.00% (FGIC INS)/(Original Issue Yield: 6.378%),
                 1/1/2024                                                            AAA           2,481,500
       2,000,000 Cleveland, OH Public Power System, Revenue Bonds,
                 First Mortgage (Series A ), 7.00% (MBIA INS)/(Original
                 Issue Yield: 7.15%), 11/15/2024                                     AAA           2,246,200
       2,600,000 Columbus, OH Municipal Airport Authority,
                 Improvement Revenue Bonds, 6.25% (Port Columbus
                 International Airport)/(MBIA INS)/(Original Issue
                 Yield: 6.35%), 1/1/2024                                             AAA           2,663,414
       2,000,000 Cuyahoga County, OH Hospital Authority,
                 Improvement & Refunding Revenue Bonds (Series A),
                 5.625% (University Hospitals Health System, Inc.)/
                 (MBIA INS)/(Original Issue Yield: 5.90%), 1/15/2026                 AAA           1,908,780
       1,000,000 Cuyahoga County, OH Hospital Authority, Revenue
                 Bonds, 6.25% (Fairview General Hospital)/(Original
                 Issue Yield: 6.321%), 8/15/2010                                     A             1,010,090


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

    PRINCIPAL                                                                      CREDIT
      AMOUNT                                                                       RATING*          VALUE
 LONG-TERM MUNICIPALS -- CONTINUED
                 OHIO -- CONTINUED
 $     1,500,000 Cuyahoga County, OH Hospital Authority, Revenue
                 Bonds, 6.25% (Meridia Health System)/(Original Issue
                 Yield: 6.80%), 8/15/2024                                            A          $  1,495,035
         800,000 Cuyahoga County, OH Hospital Authority, Revenue
                 Bonds, 6.50% (University Hospitals Health System, Inc.)/
                 (Original Issue Yield: 6.68%), 1/15/2019                            AA              818,944
         780,000 Cuyahoga County, OH Hospital Authority, Revenue
                 Refunding Bonds, 6.875% (University Hospitals Health
                 System, Inc.)/(AMBAC INS)/(Original Issue
                 Yield: 6.954%), 1/15/2019                                           AAA             837,556
         500,000 Cuyahoga County, OH Hospital Authority, Revenue
                 Refunding Bonds, 8.00% (Cleveland Clinic)/(Original
                 Issue Yield: 8.068%), 12/1/2015                                     A+              522,400
         800,000 Cuyahoga County, OH, UT GO Jail Facilities Bonds,
                 7.00% (Original Issue Yield: 7.065%), 10/1/2013                     Aa              893,624
         500,000 Franklin County, OH Hospital Facility Authority,
                 Hospital Revenue Refunding & Improvement Bonds,
                 7.25% (Riverside United Methodist Hospital)/(MBIA
                 INS)/(Original Issue Yield: 7.29%), 5/15/2020                       AAA             543,705
         260,000 Franklin County, OH Hospital Facility Authority,
                 Revenue Refunding & Improvement Bonds (Series B),
                 7.50% (Riverside United Methodist Hospital)/(United
                 States Treasury PRF)/(Original Issue Yield: 7.60%),
                 5/15/2000 (@102)                                                    Aa              289,474
       2,000,000 Franklin County, OH Hospital Facility Authority,
                 Revenue Refunding Bonds (Series A), 5.75% (Riverside
                 United Methodist Hospital)/(Original Issue Yield: 6.10%),
                 5/15/2020                                                           Aa            1,938,200
       1,300,000 Hamilton County, OH Health System, Revenue
                 Refunding Bonds, Providence Hospital, 6.875%
                 (Franciscan Sisters of Christian Charity HealthCare
                 Ministry, Inc.)/(Original Issue Yield: 7.05%), 7/1/2015             BBB-          1,312,194


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

    PRINCIPAL                                                                      CREDIT
      AMOUNT                                                                       RATING*          VALUE
 LONG-TERM MUNICIPALS -- CONTINUED
                 OHIO -- CONTINUED
 $       700,000 Hamilton County, OH Hospital Facilities Authority,
                 Revenue Refunding & Improvement Bonds, 7.00%
                 (Deaconess Hospital)/(Original Issue Yield: 7.046%),
                 1/1/2012                                                            A-         $    736,267
       2,000,000 Hamilton County, OH Hospital Facilities Authority,
                 Revenue Refunding Bonds (Series A), 6.25%
                 (Bethesda Hospital, OH)/(Original Issue
                 Yield: 6.55%), 1/1/2012                                             A             2,019,820
         440,000 Lakewood, OH Hospital Improvement Authority,
                 Revenue Refunding Bonds (Series One), 6.00%
                 (Lakewood Hospital, OH)/(MBIA INS)/(Original
                 Issue Yield: 6.90%), 2/15/2010                                      AAA             444,730
         500,000 Lebanon, OH Waterworks System, Revenue
                 Improvement and Refunding Bonds, 7.10%,
                 3/1/2008                                                            A               544,925
       1,000,000 Marion County, OH Hospital Authority, Hospital
                 Refunding & Improvement Revenue Bonds (Series
                 1996), 6.375% (Community Hospital of Springfield)/
                 (Original Issue Yield: 6.52%), 5/15/2011                            BBB+            991,880
         420,000 Marysville, OH, LT Sewer System GO Bonds,
                 7.15%, 12/1/2011                                                    A               453,319
       1,000,000 Miami County, OH, Hospital Facilities Revenue
                 Refunding & Improvement Bonds (Series 1996A),
                 6.375% (Upper Valley Medical Center, OH)/
                 (Original Issue Yield: 6.62%), 5/15/2026                            BBB             971,120
         650,000 Middleburg Heights, OH, LT GO Bonds, 7.20%,
                 12/1/2011                                                           Aa              716,580
       1,000,000 Montgomery County, OH Health Facilities
                 Authority, Revenue Bonds (Series A), 6.625%
                 (Sisters of Charity Health Care System)/(MBIA
                 INS)/(Original Issue Yield: 6.80%), 5/15/2021                       AAA           1,063,420


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

    PRINCIPAL                                                                      CREDIT
      AMOUNT                                                                       RATING*          VALUE
 LONG-TERM MUNICIPALS -- CONTINUED
                 OHIO -- CONTINUED
 $     3,000,000 Moraine, OH Solid Waste Disposal Authority,
                 Revenue Bonds, 6.75% (General Motors Corp.)/
                 (Original Issue Yield: 6.80%), 7/1/2014                             A-         $  3,260,250
      10,515,000 Ohio HFA, Residential Mortgage Revenue Bonds
                 (Series B-2), 6.70% (GNMA COL), 3/1/2025                            AAA          10,800,062
       2,400,000 Ohio HFA, SFM Revenue Bonds (Series A), 7.65%
                 (GNMA COL)/(Original Issue Yield: 7.669%),
                 3/1/2029                                                            AAA           2,516,496
         275,000 Ohio HFA, SFM Revenue Bonds (Series A), 7.80%
                 (GNMA COL), 3/1/2030                                                AAA             288,761
       2,500,000 Ohio State Air Quality Development Authority,
                 PCR Refunding Bonds (Series A), 5.95% (Ohio
                 Edison Co.), 5/15/2029                                              BBB-          2,296,950
         500,000 Ohio State Air Quality Development Authority,
                 PCR Refunding Bonds (Series A), 7.45% (Ohio
                 Edison Co.)/(FGIC INS), 3/1/2016                                    AAA             547,920
       4,800,000 Ohio State Air Quality Development Authority,
                 Revenue Refunding Bonds, 6.375% (JMG Funding
                 Limited Partnership)/(AMBAC INS)/(Original
                 Issue Yield: 6.493%), 1/1/2029                                      AAA           4,980,384
       2,000,000 Ohio State Department of Transportation,
                 Certificates of Participation, 6.125% (Rickenbacker,
                 OH Port Authority), 4/15/2015                                       A+            1,915,540
       2,000,000 Ohio State Turnpike Commission, Revenue
                 Bonds, Series A, 5.75%, 2/15/2024                                   AA-           1,947,460
       1,700,000 Ohio State Water Development Authority, PCR
                 Refunding Bonds, 5.95% (Ohio Edison Co.),
                 5/15/2029                                                           BBB-          1,545,045
         650,000 Ohio State Water Development Authority, Pure
                 Water Revenue Bonds, 7.00% (United States
                 Treasury PRF)/(Original Issue Yield: 7.65%),
                 6/1/1998 (@100)                                                     A               680,290


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

    PRINCIPAL                                                                      CREDIT
      AMOUNT                                                                       RATING*          VALUE
 LONG-TERM MUNICIPALS -- CONTINUED
                 OHIO -- CONTINUED
 $       350,000 Rocky River, OH City School District, UT GO
                 Bonds (Series A), 6.90% (Original Issue Yield: 6.98%),
                 12/1/2011                                                           Aa         $    378,102
         500,000 South Euclid, OH, UT GO Refunding Bonds, 7.00%,
                 12/1/2011                                                           A1              542,350
         500,000 Tiffin, OH, LT GO Bonds, 7.10%, 12/1/2011                           A               539,865
       3,500,000 Toledo-Lucas County, OH Port Authority, Port
                 Facilities Revenue Refunding Bonds, 5.90% (Cargill,
                 Inc.)/(Original Issue Yield: 5.981%), 12/1/2015                     Aa3           3,536,540
         500,000 University of Cincinnati, OH, General Receipts
                 Revenue Bonds (Series B), 7.00% (Original Issue
                 Yield: 7.05%), 6/1/2011                                             AA-             545,360
         500,000 University of Cincinnati, OH, Revenue Bonds (Series 12),
                 6.50% (Original Issue Yield: 6.613%), 6/1/2011                      AA-             529,130
                  Total                                                                           66,112,532
                 PUERTO RICO -- 3.5%
       2,400,000 Puerto Rico Electric Power Authority, Revenue Bonds
                 (Series T), 6.375% (Original Issue Yield: 6.58%), 7/1/2024          A-            2,501,182
                 VIRGIN ISLANDS -- 2.5%
       1,750,000 Virgin Islands HFA, SFM Revenue Refunding Bonds
                 (Series A), 6.50% (GNMA COL)/(Original Issue
                 Yield: 6.522%), 3/1/2025                                            AAA           1,767,220
                  TOTAL LONG-TERM MUNICIPALS
                  (IDENTIFIED COST $67,769,855)(A)                                              $ 70,380,934

Securities that are subject to alternative minimum tax represents 43.6% of the portfolio as calculated based upon total portfolio market value.

(a) The cost of investments for federal tax purposes amounts to $67,769,855. The net unrealized appreciation of investments on a federal tax basis amounts to $2,611,079 which is comprised of $3,040,769 appreciation and $429,690 depreciation at August 31, 1996.

* Please refer to the Appendix of the Statement of Additional Information for an explanation of the credit ratings. Current credit ratings are unaudited.

Note: The categories of investments are shown as a percentage of net assets
      ($70,567,715) at August 31, 1996.


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

The following acronyms are used throughout this portfolio:

AMBAC -- American Municipal Bond Assurance Corporation
COL   -- Collateralized
FGIC  -- Financial Guaranty Insurance Company
GNMA  -- Government National Mortgage Association
GO    -- General Obligation
HFA   -- Housing Finance Authority
INS   -- Insured
LT    -- Limited Tax
MBIA  -- Municipal Bond Investors Assurance
PCR   -- Pollution Control Revenue
PRF   -- Prerefunded
SFM   -- Single Family Mortgage
UT    -- Unlimited Tax

(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)
STATEMENT OF ASSETS AND LIABILITIES
AUGUST 31, 1996

 ASSETS:
 Total investments in securities, at value (identified and tax cost $67,769,855)                   $70,380,934
 Cash                                                                                                   51,488
 Income receivable                                                                                   1,268,739
 Receivable for shares sold                                                                             22,095
   Total assets                                                                                     71,723,256
 LIABILITIES:
 Payable for investments purchased                                                  $ 990,737
 Payable for shares redeemed                                                              101
 Income distribution payable                                                          119,082
 Accrued expenses                                                                      45,621
   Total liabilities                                                                                 1,155,541
 NET ASSETS for 6,295,420 shares outstanding                                                       $70,567,715
 NET ASSETS CONSIST OF:
 Paid in capital                                                                                   $68,463,362
 Net unrealized appreciation of investments                                                          2,611,079
 Accumulated net realized loss on investments                                                         (562,495)
 Undistributed net investment income                                                                    55,769
   Total Net Assets                                                                                $70,567,715
 NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PROCEEDS PER SHARE:
 Net Asset Value Per Share ($70,567,715 / 6,295,420 shares outstanding)                                 $11.21
 Offering Price Per Share (100/99.00 of $11.21)*                                                        $11.32
 Redemption Proceeds Per Share (99.00/100 of $11.21)**                                                  $11.10


 * See "What Shares Cost."
** See "Contingent Deferred Sales Charge."

(See Notes which are an integral part of the Financial Statements)

FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)
STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 1996

 INVESTMENT INCOME:
 Interest                                                                                    $4,411,115
 EXPENSES:
 Investment advisory fee                                                    $   285,381
 Administrative personnel and services fee                                      125,000
 Custodian fees                                                                  18,266
 Transfer and dividend disbursing agent fees and expenses                        51,504
 Directors'/Trustees' fees                                                        3,565
 Auditing fees                                                                   13,711
 Legal fees                                                                       3,276
 Portfolio accounting fees                                                       49,252
 Distribution services fee                                                      285,377
 Shareholder services fee                                                       178,361
 Share registration costs                                                        16,062
 Printing and postage                                                            20,895
 Insurance premiums                                                               4,236
 Taxes                                                                              215
 Miscellaneous                                                                    2,160
   Total expenses                                                             1,057,261
 Waivers --
   Waiver of investment advisory fee                         $ (233,662)
   Waiver of distribution services fee                         (171,226)
   Waiver of shareholder services fee                          (7,134)
     Total waivers                                                             (412,022)
       Net expenses                                                                             645,239
         Net investment income                                                                3,765,876
 REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
 Net realized gain on investments                                                               415,434
 Net change in unrealized appreciation of investments                                          (528,504)
   Net realized and unrealized loss on investments                                             (113,070)
     Change in net assets resulting from operations                                          $3,652,806


(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)
STATEMENT OF CHANGES IN NET ASSETS

                                                                                         YEAR ENDED
                                                                                         AUGUST 31,
                                                                                   1996            1995
 INCREASE (DECREASE) IN NET ASSETS:
 OPERATIONS--
 Net investment income                                                         $  3,765,876     $  4,028,250
 Net realized gain (loss) on investments ($230,283 net gain and $782,520
 net loss, respectively, as computed for federal tax purposes)                      415,434         (712,819)
 Net change in unrealized (depreciation) appreciation                              (528,504)       1,576,901
   Change in net assets resulting from operations                                 3,652,806        4,892,332
 NET EQUALIZATION CREDITS (DEBITS)--                                                 (4,115)         (39,884)
 DISTRIBUTIONS TO SHAREHOLDERS--
 Distributions from net investment income                                        (3,771,215)      (3,954,127)
   Change in net assets resulting from distributions to shareholders             (3,771,215)      (3,954,127)
 SHARE TRANSACTIONS--
 Proceeds from sale of shares                                                     7,290,549        6,748,209
 Net asset value of shares issued to shareholders in payment of
 distributions declared                                                           2,308,433        1,562,674
 Cost of shares redeemed                                                         (9,440,266)     (20,243,640)
   Change in net assets resulting from share transactions                           158,716      (11,932,757)
     Change in net assets                                                            36,192      (11,034,436)
 NET ASSETS:
 Beginning of period                                                             70,531,523       81,565,959
 End of period (including undistributed net investment income
 of $55,769 and $65,223, respectively)                                         $ 70,567,715     $ 70,531,523


(See Notes which are an integral part of the Financial Statements)

FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1996

1. ORGANIZATION

Municipal Securities Income Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end, management investment company. The Trust consists of five portfolios. The financial statements included herein are only those of Federated Ohio Municipal Income Fund (the "Fund"), a non-diversified portfolio. The financial statements of the other portfolios are presented separately. The assets of each portfolio are segregated and a shareholder's interest is limited to the portfolio in which shares are held. The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the state of Ohio and Ohio municipalities.

The Board of Trustees approved a change in the name of the Fund as follows:

EFFECTIVE DATE             NEW NAME
March 31, 1996    Federated Ohio Municipal Income Fund


The Board of Trustees approved a change in the name of the Fortress Shares as follows:

EFFECTIVE DATE      NEW NAME
March 31, 1996    Class F Shares


2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. These policies are in conformity with generally accepted accounting principles.

   INVESTMENT VALUATIONS -- Municipal bonds are valued by an independent pricing service, taking into consideration yield, liquidity, risk, credit quality, coupon, maturity, type of issue, and any other factors or market data the pricing service deems relevant. Short-term securities are valued at the prices provided by an independent pricing service. However, short-term securities with remaining maturities of sixty days or less at the time of purchase may be valued at amortized cost, which approximates fair market value.

   INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS -- Interest income and expenses are accrued daily. Bond premium and discount, if applicable, are amortized as required by the Internal Revenue Code, as amended (the "Code"). Distributions to shareholders are recorded on the ex-dividend date.

   FEDERAL TAXES -- It is the Fund's policy to comply with the provisions of the Code applicable to regulated investment companies and to distribute to shareholders each year substantially all of its income. Accordingly, no provisions for federal tax are necessary.

FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

   At August 31, 1996, the Fund, for federal tax purposes, had a capital loss carryforward of $562,497 which will reduce the Fund's taxable income arising from future net realized gain on investments, if any, to the extent permitted by the Code, and thus will reduce the amount of the distributions to shareholders which would otherwise be necessary to relieve the Fund of any liability for federal tax. Pursuant to the Code, such capital loss carryforward will expire as follows:

   EXPIRATION YEAR    EXPIRATION AMOUNT
   2003               $ 562,497


   EQUALIZATION -- The Fund follows the accounting practice known as equalization. With equalization, a portion of the proceeds from sales and costs of redemptions of fund shares (equivalent, on a per share basis, to the amount of undistributed net investment income on the date of the transaction) is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or redemptions of fund shares.

   WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS -- The Fund may engage in when-issued or delayed delivery transactions. The Fund records when-issued securities on the trade date and maintains security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked to market daily and begin earning interest on the settlement date.

   USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, expenses and revenues reported in the financial statements. Actual results could differ from those estimated.

   OTHER -- Investment transactions are accounted for on the trade date.

3. SHARES OF BENEFICIAL INTEREST

The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest (without par value). Transactions in Class F Shares were as follows:

                                                                           YEAR ENDED AUGUST 31,
                                                                           1996             1995
                                                                          SHARES           SHARES
 Shares sold                                                              641,518          626,737
 Shares issued to shareholders in payment of distributions declared       204,123          144,421
 Shares redeemed                                                         (835,151)      (1,896,511)
  Net change resulting from share transactions                             10,490       (1,125,353)


FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)


4. INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

   INVESTMENT ADVISORY FEE -- Federated Advisers, the Fund's investment adviser, (the "Adviser"), receives for its services an annual investment advisory fee equal to 0.40% of the Fund's average daily net assets. The Adviser may voluntarily choose to waive any portion of its fee. The Adviser can modify or terminate this voluntary waiver at any time at its sole discretion.

   ADMINISTRATIVE FEE -- Federated Services Company ("FServ"), under the Administrative Services Agreement, provides the Fund with administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

   DISTRIBUTION SERVICES FEE -- The Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act. Under the terms of the Plan, the Fund will compensate Federated Securities Corp. ("FSC"), the principal distributor, from the net assets of the Fund to finance activities intended to result in the sale of the Fund's shares. The Plan provides that the Fund may incur distribution expenses up to 0.40% of the average daily net assets of the Fund, annually, to compensate FSC. The distributor may voluntarily choose to waive any portion of its fee. The distributor can modify or terminate this voluntary waiver at any time at its sole discretion. SHAREHOLDER SERVICES FEE -- Under the terms of a Shareholder Services Agreement with Federated Shareholder Services ("FSS"), the Fund will pay FSS up to 0.25% of average daily net assets of the Fund for the period. The fee paid to FSS is used to finance certain services for shareholders and to maintain shareholder accounts. FSS may voluntarily choose to waive any portion of its fee. FSS can modify or terminate this voluntary waiver at any time at its sole discretion.

   TRANSFER AND DIVIDEND DISBURSING AGENT FEES AND EXPENSES -- FServ, through its subsidiary, Federated Shareholder Services Company ("FSSC") serves as transfer and dividend disbursing agent for the Fund. The fee paid to FSSC is based on the size, type, and number of accounts and transactions made by shareholders.

   PORTFOLIO ACCOUNTING FEES -- FServ maintains the Fund's accounting records for which it receives a fee. The fee is based on the level of the Fund's average daily net assets for the period, plus out-of-pocket expenses.

   ORGANIZATIONAL EXPENSES -- Organizational expenses of $29,070 and start-up administrative services expenses of $97,677 were borne initially by the Adviser. The Fund has agreed to reimburse the Adviser for the organizational and start-up administrative expenses during the five-year period following October 10, 1990 (date the Fund first became effective). For the year ended August 31, 1996, the Fund paid $878 pursuant to this agreement.

FEDERATED OHIO MUNICIPAL INCOME FUND
(FORMERLY, OHIO MUNICIPAL INCOME FUND)

   INTERFUND TRANSACTIONS -- During the year ended August 31, 1996, the Fund engaged in purchase and sale transactions with funds that have a common investment adviser (or affiliated investment advisers), common
   Directors/Trustees, and/or common Officers. These purchase and sale transactions were made at current market value pursuant to Rule 17a-7 under the Act amounting to $9,950,000 and $10,150,000, respectively.

   GENERAL -- Certain of the Officers and Trustees of the Trust are Officers and Directors or Trustees of the above companies.

5. INVESTMENT TRANSACTIONS

Purchases and sales of investments, excluding short-term securities, for the period ended August 31, 1996, were as follows:

PURCHASES                                    $8,863,690
SALES                                        $7,510,421


6. CONCENTRATION OF CREDIT RISK

Since the Fund invests a substantial portion of its assets in issuers located in one state, it will be more susceptible to factors adversely affecting issuers of that state than would be a comparable tax-exempt mutual fund that invests nationally. In order to reduce the credit risk associated with such factors, at August 31, 1996, 49.4% of the securities in the portfolio of investments are backed by letters of credit or bond insurance of various financial institutions and financial guaranty assurance agencies. The value of investments insured by or supported (backed) by a letter of credit from any one institution or agency did not exceed 15.3% of total investments.

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of MUNICIPAL SECURITIES INCOME TRUST and Shareholders of FEDERATED OHIO MUNICIPAL INCOME FUND
(formerly, OHIO MUNICIPAL INCOME FUND):

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Federated Ohio Municipal Income Fund as of August 31, 1996, the related statement of operations for the year then ended, the statement of changes in net assets for the years ended August 31, 1996 and 1995, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of August 31, 1996, by correspondence with the custodian and brokers; where replies were not received, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Federated Ohio Municipal Income Fund as of August 31, 1996, the results of its operations, the changes in its net assets and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
October 11, 1996

ADDRESSES

Federated Ohio Municipal Income Fund
                Class F Shares              Federated Investors Tower
                                            Pittsburgh, Pennsylvania 15222-3779

Distributor
                Federated Securities Corp.  Federated Investors Tower
                                            Pittsburgh, Pennsylvania 15222-3779
Investment Adviser
                Federated Advisers          Federated Investors Tower
                                            Pittsburgh, Pennsylvania 15222-3779

Custodian
                State Street Bank and       P.O. Box 8600
                Trust Company               Boston, Massachusetts 02266-8600

Transfer Agent and Dividend Disbursing Agent
                Federated Shareholder       P.O. Box 8600
                Services Company            Boston, Massachusetts 02266-8600
Independent Auditors
                Deloitte & Touche LLP       2500 One PPG Place
                                            Pittsburgh, Pennsylvania 15222-5401

FEDERATED OHIO MUNICIPAL INCOME FUND

(FORMERLY, OHIO MUNICIPAL INCOME FUND)

(A PORTFOLIO OF MUNICIPAL SECURITIES INCOME TRUST)

CLASS F SHARES

(FORMERLY, FORTRESS SHARES)

PROSPECTUS

A Non-Diversified Portfolio of
Municipal Securities Income Trust,
An Open-End, Management
Investment Company

October 31, 1996

[Graphic]
Federated Investors
Federated Investors Tower
Pittsburgh, PA 15222-3779
Federated Securities Corp. is the distributor of the fund and is a subsidiary of Federated Investors.

[Graphic]

Cusip 625922307
0090702A-F (10/96)


                     FEDERATED OHIO MUNICIPAL INCOME FUND
                    (FORMERLY, OHIO MUNICIPAL INCOME FUND)
              (A PORTFOLIO OF MUNICIPAL SECURITIES INCOME TRUST)
                                CLASS F SHARES
                         (FORMERLY, FORTRESS SHARES)

                     STATEMENT OF ADDITIONAL INFORMATION
    This Statement of Additional Information should be read with the prospectus of Federated Ohio Municipal Income Fund (the `Fund''), a portfolio of Municipal Securities Income Trust (the `Trust'') dated October 31, 1996. This Statement is not a prospectus. You may request a copy of a prospectus or a paper copy of this Statement, if you have received it electronically, free of charge by calling 1-800-341-7400. FEDERATED INVESTORS TOWER
    PITTSBURGH, PENNSYLVANIA 15222-3779
                       Statement dated October 31, 1996

    Federated Securities Corp. is the distributor of the Fund and is a subsidiary of Federated Investors.
    Cusip 625922307
    0090702B  (10/96)





GENERAL INFORMATION ABOUT THE FUND             1

INVESTMENT OBJECTIVE AND POLICIES              1

 Acceptable Investments                        1
 When-Issued and Delayed Delivery Transactions 2
 Temporary Investments                         2
 Portfolio Turnover                            3
 Investment Limitations                        3
 Ohio Investment Risks                         5
MUNICIPAL SECURITIES INCOME TRUST MANAGEMENT   6

 Fund Ownership                               10
 Trustees Compensation                        10
 Trustee Liability                            11
INVESTMENT ADVISORY SERVICES                  11

 Adviser to the Fund                          11
 Advisory Fees                                11
OTHER SERVICES                                11

 Fund Administration                          11
 Custodian and Portfolio Accountant           11
 Transfer Agent                               12
 Independent Auditors                         12
BROKERAGE TRANSACTIONS                        12

PURCHASING CLASS F SHARES                     12
 Distribution Plan and Shareholder Services
  Agreement                                   12
 Conversion to Federal Funds                  13
 Purchases by Sales Representatives, Fund
  Trustees, and Employees                     13
DETERMINING NET ASSET VALUE                   13

 Valuing Municipal Bonds                      13
 Use of Amortized Cost                        13
REDEEMING CLASS F SHARES                      13

 Redemption in Kind                           13
 Massachusetts Partnership Law                14
TAX STATUS                                    14

 The Fund's Tax Status                        14
 Shareholders' Tax Status                     14
TOTAL RETURN                                  14

YIELD                                         15

TAX-EQUIVALENT YIELD                          15

 Tax-Equivalency Table                        16
PERFORMANCE COMPARISONS                       17

 Economic and Market Information              17
ABOUT FEDERATED INVESTORS                     17

 Mutual Fund Market                           18
 Institutional Clients                        18
 Trust Organizations                          18
 Broker/Dealers and Bank Broker/Dealer
  Subsidiaries                                18
APPENDIX                                      19



GENERAL INFORMATION ABOUT THE FUND

The Fund is a portfolio of Municipal Securities Income Trust. The Trust was established as a Massachusetts business trust under a Declaration of Trust dated August 6, 1990. On September 16, 1992, (effective October 31, 1992), the Trustees approved changing the name of the Trust from Federated Municipal Income Trust to Municipal Securities Income Trust. On February 26,1996 (effective date March 31, 1996), the Trustees approved changing the name of the Fund from Ohio Municipal Income Fund to Federated Ohio Municipal Income Fund and also approved changing the name of the Fund's presently offered shares from Fortress Shares to Class F Shares (`Shares'').
INVESTMENT OBJECTIVE AND POLICIES

The Fund's investment objective is to provide current income exempt from federal regular income and the personal income taxes imposed by the state of Ohio and Ohio municipalities. The investment objective cannot be changed without approval of shareholders.
ACCEPTABLE INVESTMENTS
The Fund invests primarily in Ohio municipal securities.
   CHARACTERISTICS
     The Ohio municipal securities in which the Fund invests have the characteristics set forth in the prospectus. If a rated bond loses its rating or has its rating reduced after the Fund has purchased it, the Fund is not required to drop the bond from the portfolio, but will consider doing so. If ratings made by Moody's Investors Service, Inc., Standard & Poor's Ratings Group or Fitch's Investors Service, Inc. change because of changes in those organizations or in their rating systems, the Fund will try to use comparable ratings as standards in accordance with the investment policies described in the Fund's prospectus.
   TYPES OF ACCEPTABLE INVESTMENTS
     Examples of Ohio municipal securities are:
     ogovernmental lease certificates of participation issued by state or municipal authorities where payment is secured by installment payments for equipment, buildings, or other facilities being leased by the state or municipality. Government lease certificates purchased by the Fund will not contain non-appropriation clauses;
     omunicipal notes and tax-exempt commercial paper;
     oserial bonds;
     otax anticipation notes sold to finance working capital needs of municipalities;
     obond anticipation notes sold in anticipation of the issuance of long-term bonds;
     opre-refunded municipal bonds whose timely payment of interest and principal is ensured by an escrow of U.S. government obligations;
      and
     ogeneral obligation bonds.
   PARTICIPATION INTERESTS
     The financial institutions from which the Fund purchases participation interests frequently provide or secure from another financial institution irrevocable letters of credit or guarantees and give the Fund the right to demand payment of the principal amounts of the participation interests plus accrued interest on short notice (usually within seven days).
   VARIABLE RATE MUNICIPAL SECURITIES
     Variable interest rates generally reduce changes in the market value of municipal securities from their original purchase prices. Accordingly, as interest rates decrease or increase, the potential for capital appreciation or depreciation is less for variable rate municipal securities than for fixed income obligations. Many municipal securities with variable interest rates purchased by the Fund are subject to repayment of principal (usually within seven days) on the Fund's demand. The terms of these variable rate demand instruments require payment of principal and accrued interest from the issuer of the municipal obligations, the issuer of the participation interests, or a guarantor of either issuer.
   MUNICIPAL LEASES
     The Fund may purchase municipal securities in the form of participation interests which represent undivided proportional interests in lease payments by a governmental or non-profit entity. The lease payments and other rights under the lease provide for and secure the payments on the certificates. Lease obligations may be limited by municipal charter or the nature of the appropriation for the lease. In particular, lease obligations may be subject to periodic appropriation. If the entity does not appropriate funds for future lease payments, the entity cannot be compelled to make such payments. Furthermore, a lease may provide that the certificate trustee cannot accelerate lease obligations upon default. The trustee would only be able to enforce lease payments as they became due. In the event of a default or failure of appropriation, it is unlikely that the trustee would be able to obtain an acceptable substitute source of payment.
     In determining the liquidity of municipal lease securities, the investment adviser, under the authority delegated by the Trustees, will base its determination on the following factors:
     owhether the lease can be terminated by the lessee:
     othe potential recovery, if any, from a sale of the leased property upon termination of the lease;
     othe lessee's general credit strength (e.g., its debt, administrative, economic and financial characteristics and prospects);
     othe likelihood that the lessee will discontinue appropriating funding for the leased property because the property is no longer deemed essential to its operations (e.g., the potential for an ``event of non-appropriation''); and
     oany credit enhancement or legal recourse provided upon an event of non-appropriation or other termination of the lease.
WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS
These transactions are made to secure what is considered to be an advantageous price or yield for the Fund. No fees or other expenses, other than normal transaction costs, are incurred. However, liquid assets of the Fund sufficient to make payment for the securities to be purchased are segregated on the Fund's records at the trade date. These assets are marked to market daily and are maintained until the transaction has been settled. The Fund does not intend to engage in when-issued and delayed delivery transactions to an extent that would cause the segregation of more than 20% of the total value of its assets.
TEMPORARY INVESTMENTS
The Fund may also invest in temporary investments during times of unusual market conditions for defensive purposes.
   REPURCHASE AGREEMENTS
     Repurchase agreements are arrangements in which banks, broker/dealers, and other recognized financial institutions sell U.S. government securities or certificates of deposit to the Fund and agree at the time of sale to repurchase them at a mutually agreed upon time and price within one year from the date of acquisition. The Fund or its custodian will take possession of the securities subject to repurchase agreements. To the extent that the original seller does not repurchase the securities from the Fund, the Fund could receive less than the repurchase price on any sale of such securities. In the event that such a defaulting seller filed for bankruptcy or became insolvent, disposition of such securities by the Fund might be delayed pending court action. The Fund believes that under the regular procedures normally in effect for custody of the Fund's portfolio securities subject to repurchase agreements, a court of competent jurisdiction would rule in favor of the Fund and allow retention or disposition of such securities. The Fund may only enter into repurchase agreements with banks and other recognized financial institutions such as broker/dealers which are found by the Fund's investment adviser to be creditworthy pursuant to guidelines established by the Trustees.
From time to time, such as when suitable Ohio municipal bonds are not available, the Fund may invest a portion of its assets in cash. Any portion of the Fund's assets maintained in cash will reduce the amount of assets in Ohio municipal bonds and thereby reduce the Fund's yield.
   REVERSE REPURCHASE AGREEMENTS
     The Fund may also enter into reverse repurchase agreements. This transaction is similar to borrowing cash. In a reverse repurchase agreement the Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker, or dealer, in return for a percentage of the instrument's market value in cash, and agrees that on a stipulated date in the future the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate. The use of reverse repurchase agreements may enable the Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous, but the ability to enter into reverse repurchase agreements does not ensure that the Fund will be able to avoid selling portfolio instruments at a disadvantageous time.
     When effecting reverse repurchase agreements, liquid assets of the Fund, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated on the Fund's records at the trade date. These assets are marked to market daily and are maintained until the transaction is settled.
PORTFOLIO TURNOVER
The Fund may trade or dispose of portfolio securities as considered necessary to meet its investment objective. It is not anticipated that the portfolio trading engaged in by the Fund will result in its annual portfolio turnover rate exceeding 100%. For the fiscal years ended August 31, 1996 and 1995, the portfolio turnover rates were 11% and 33%, respectively.
INVESTMENT LIMITATIONS
   SELLING SHORT AND BUYING ON MARGIN
     The Fund will not sell any securities short or purchase any securities on margin but may obtain such short-term credits as may be necessary for clearance of purchases and sales of securities.
   ISSUING SENIOR SECURITIES AND BORROWING MONEY
     The Fund will not issue senior securities except that the Fund may borrow money and engage in reverse repurchase agreements in amounts up to one-third of the value of its total assets, including the amounts borrowed. The Fund will not borrow money or engage in reverse repurchase agreements for investment leverage, but rather as a temporary, extraordinary, or emergency measure or to facilitate management of the portfolio by enabling the Fund to meet redemption requests when the liquidation of portfolio securities is deemed to be inconvenient or disadvantageous. The Fund will not purchase any securities while borrowings in excess of 5% of its total assets are outstanding. During the period any reverse repurchase agreements are outstanding, but only to the extent necessary to assure completion of the reverse repurchase agreements, the Fund will restrict the purchase of portfolio instruments to money market instruments maturing on or before the expiration date of the reverse repurchase agreements.
   PLEDGING ASSETS
     The Fund will not mortgage, pledge, or hypothecate its assets except to secure permitted borrowings. In those cases, it may mortgage, pledge, or hypothecate assets having a market value not exceeding 10% of the value of its total assets at the time of the pledge.
   UNDERWRITING
     The Fund will not underwrite any issue of securities except as it may be deemed to be an underwriter under the Securities Act of 1933 in connection with the sale of securities in accordance with its investment objective, policies, and limitations.
   INVESTING IN REAL ESTATE
     The Fund will not buy or sell real estate although it may invest in municipal bonds secured by real estate or interests in real estate.
   INVESTING IN COMMODITIES
     The Fund will not buy or sell commodities, commodity contracts, or commodities futures contracts.
   INVESTING IN RESTRICTED SECURITIES
     The Fund will not invest more than 10% of the value of its net assets in securities subject to restrictions on resale under the Securities Act of 1933.
   LENDING CASH OR SECURITIES
     The Fund will not lend any of its assets except that it may acquire publicly or non-publicly issued municipal bonds or temporary investments or enter into repurchase agreements in accordance with its investment objective, policies, and limitations or its Declaration of Trust.
   DEALING IN PUTS AND CALLS
     The Fund will not buy or sell puts, calls, straddles, spreads, or any combination of these.
   CONCENTRATION OF INVESTMENTS
     The Fund will not purchase securities if, as a result of such purchase, 25% or more of the value of its total assets would be invested in any one industry or in industrial development bonds or other securities, the interest upon which is paid from revenues of similar types of projects. However, the Fund may invest as temporary investments more than 25% of the value of its assets in cash or cash items, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or instruments secured by these money market instruments, such as repurchase agreements.
The above investment limitations cannot be changed without shareholder approval. The following limitations, however, may be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.
   INVESTING IN SECURITIES OF OTHER INVESTMENT COMPANIES
     The Fund will not purchase securities of other investment companies except as part of a merger, consolidation, or other acquisition.
   INVESTING IN ISSUERS WHOSE SECURITIES ARE OWNED BY OFFICERS AND
   TRUSTEES OF THE FUND
     The Fund will not purchase or retain the securities of any issuer if the officers and Trustees of the Fund or its investment adviser, owning individually more than 1/2 of 1% of the issuer's securities, together own more than 5% of the issuer's securities.
   INVESTING IN ILLIQUID SECURITIES
     The Fund will not invest more than 15% of its net assets in illiquid obligations, including repurchase agreements providing for settlement in more than seven days after notice, and certain restricted securities.
   INVESTING IN NEW ISSUERS
     The Fund will not invest more than 5% of the value of its total assets in industrial development bonds where the principal and interest are the responsibility of companies (or guarantors, where applicable) with less than three years of continuous operations, including the operation of any predecessor.
   INVESTING IN MINERALS
     The Fund will not purchase interests in oil, gas, or other mineral exploration or development programs or leases, although it may invest in securities of issuers which invest in or sponsor such programs.
In addition, in order to comply with certain state restrictions, the Fund may not invest in real estate limited partnerships.
Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction.
For purposes of its policies and limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be `cash items.''
OHIO INVESTMENT RISKS
The economy of the State of Ohio is reliant in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. During the past decade, competition in various industries in the State of Ohio has changed from being domestic to international in nature. In addition, these industries may be characterized as having excess capacity in particular product segments. The steel industry, in particular, and the automobile industry, to a lesser extent, share these characteristics. Because the State of Ohio and certain underlying municipalities have large exposure to these industries and their respective aftermarkets, trends in these industries may, over the long term, impact the demographic and financial position of the State of Ohio and its municipalities. To the degree that domestic manufacturers in industries to which Ohio municipalities have exposure fail to make competitive adjustments, employment statistics and disposable income of residents in Ohio may deteriorate, possibly leading to population declines and erosion of municipality tax bases.
Both the economic trends above and the political climate in various municipalities may have contributed to the decisions of various businesses and individuals to relocate outside the State. A municipality's political climate in particular may affect its own credit standing. For both the State of Ohio and underlying Ohio municipalities, adjustment of credit ratings by the rating agencies may affect the ability to issue securities and thereby affect the supply of obligations meeting the quality standards for investment by the Fund.
The State acted quickly in response to the national recession. Expenditure reductions in excess of $700 million coupled with various revenue adjustments enabled the State to maintain its General Fund balances and restore $21 million to its budget stabilization reserve during fiscal 1993. Strong performance in fiscal 1994 and 1995, resulted in additional revenue levels that were well above the 1990 levels. Ohio's budget stabilization fund is currently over $800 million. The State has relatively modest debt outstanding as compared to its economic base.
Economic restructuring continues as the State's traditional manufacturing sectors are gradually replaced by trade and service sectors. This transformation will reduce the State's sensitivity to economic cycles.
The State has established procedures for municipal fiscal emergencies under which joint state/local commissions are established to monitor the fiscal affairs of a financially troubled municipality. When these procedures are invoked, the municipality must develop a financial plan to eliminate deficits and cure any defaults. Since their adoption in 1979, these procedures have been applied to approximately twenty-one cities and villages, including the City of Cleveland; in sixteen of these communities, the fiscal situation has been resolved and the procedures terminated.
The foregoing discussion only highlights some of the significant financial trends and problems affecting the State of Ohio and underlying municipalities.
MUNICIPAL SECURITIES INCOME TRUST MANAGEMENT

Officers and Trustees are listed with their addresses, birthdates, present positions with Federated California Municipal Income Fund, and principal occupations.


John F. Donahue@*
Federated Investors Tower
Pittsburgh, PA
Birthdate:  July 28, 1924
Chairman and Trustee
Chairman and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; Chairman and Director, Federated Research Corp. and Federated Global Research Corp.; Chairman, Passport Research, Ltd.; Chief Executive Officer and Director or Trustee of the Funds.


Thomas G. Bigley
28th Floor, One Oxford Centre
Pittsburgh, PA
Birthdate:  February 3, 1934
Trustee
Chairman of the Board, Children's Hospital of Pittsburgh; formerly, Senior Partner, Ernst & Young LLP; Director, MED 3000 Group, Inc.; Trustee, University of Pittsburgh; Director or Trustee of the Funds.


John T. Conroy, Jr.
Wood/IPC Commercial Department
John R. Wood and Associates, Inc., Realtors
3255 Tamiami Trail North
Naples, FL
Birthdate:  June 23, 1937
Trustee
President, Investment Properties Corporation; Senior Vice-President, John
R. Wood and Associates, Inc., Realtors; Partner or Trustee in private real estate ventures in Southwest Florida; formerly, President, Naples Property Management, Inc. and Northgate Village Development Corporation; Director or Trustee of the Funds.




William J. Copeland
One PNC Plaza - 23rd Floor
Pittsburgh, PA
Birthdate:  July 4, 1918
Trustee
Director and Member of the Executive Committee, Michael Baker, Inc.; formerly, Vice Chairman and Director, PNC Bank, N.A., and PNC Bank Corp.; Director, Ryan Homes, Inc.; Director or Trustee of the Funds.


J. Christopher Donahue *
Federated Investors Tower
Pittsburgh, PA
Birthdate:  April 11, 1949
Executive Vice President and Trustee
President and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; President and Director, Federated Research Corp. and Federated Global Research Corp.; President, Passport Research, Ltd.; Trustee, Federated Shareholder Services Company, and Federated Shareholder Services; Director, Federated Services Company; President or Executive Vice President of the Funds; Director or Trustee of some of the Funds. Mr. Donahue is the son of John F. Donahue, Chairman and Trustee of the Company.


James E. Dowd
571 Hayward Mill Road
Concord, MA
Birthdate:  May 18, 1922
Trustee
Attorney-at-law; Director, The Emerging Germany Fund, Inc.; Trustee of the
Funds.


Lawrence D. Ellis, M.D.*
3471 Fifth Avenue, Suite 1111
Pittsburgh, PA
Birthdate:  October 11, 1932
Trustee
Professor of Medicine, University of Pittsburgh; Medical Director, University of Pittsburgh Medical Center - Downtown; Member, Board of Directors, University of Pittsburgh Medical Center; formerly, Hematologist, Oncologist, and Internist, Presbyterian and Montefiore Hospitals; Director or Trustee of the Funds.


Edward L. Flaherty, Jr.@
Miller, Ament, Henny & Kochuba
205 Ross Street
Pittsburgh, PA
Birthdate:  June 18, 1924
Trustee
Attorney of Counsel, Miller, Ament, Henny & Kochuba; Director, Eat'N Park Restaurants, Inc.; formerly, Counsel, Horizon Financial, F.A., Western Region; Director or Trustee of the Funds.





Peter E. Madden
Seacliff
562 Bellevue Avenue
Newport, RI
Birthdate:  March 16, 1942
Trustee
Consultant; Former State Representative, Commonwealth of Massachusetts; formerly, President, State Street Bank and Trust Company and State Street Boston Corporation; Director or Trustee of the Funds.


Gregor F. Meyer
Miller, Ament, Henny & Kochuba
205 Ross Street
Pittsburgh, PA
Birthdate:  October 6, 1926
Trustee
Attorney, Member of Miller, Ament, Henny & Kochuba; Chairman, Meritcare, Inc.; Director, Eat'N Park Restaurants, Inc.; Director or Trustee of the Funds.


John E. Murray, Jr., J.D., S.J.D.
President, Duquesne University
Pittsburgh, PA
Birthdate:  December 20, 1932
Trustee
President, Law Professor, Duquesne University; Consulting Partner, Mollica, Murray and Hogue; Director or Trustee of the Funds.


Wesley W. Posvar
1202 Cathedral of Learning
University of Pittsburgh
Pittsburgh, PA
Birthdate:  September 14, 1925
Trustee
Professor, International Politics; Management Consultant; Trustee, Carnegie Endowment for International Peace, RAND Corporation, Online Computer Library Center, Inc., National Defense University, U.S. Space Foundation and Czech Management Center; President Emeritus, University of Pittsburgh; Founding Chairman, National Advisory Council for Environmental Policy and Technology, Federal Emergency Management Advisory Board and Czech Management Center; Director or Trustee of the Funds.


Marjorie P. Smuts
4905 Bayard Street
Pittsburgh, PA
Birthdate:  June 21, 1935
Trustee
Public relations/Marketing/Conference Planning, Manchester Craftsmen's Guild; Restaurant Consultant, Frick Art & History Center; Conference Coordinator, University of Pittsburgh Art History Department; Director or Trustee of the Funds.





Richard B. Fisher
Federated Investors Tower
Pittsburgh, PA
Birthdate:  May 17, 1923
President
Executive Vice President and Trustee, Federated Investors; Chairman and Director, Federated Securities Corp.; President or Vice President of some of the Funds; Director or Trustee of some of the Funds.


Edward C. Gonzales
Federated Investors Tower
Pittsburgh, PA
Birthdate:  October 22, 1930
Executive Vice President
Vice Chairman, Treasurer, and Trustee, Federated Investors; Vice President, Federated Advisers, Federated Management, Federated Research, Federated Research Corp., Federated Global Research Corp. and Passport Research, Ltd.; Executive Vice President and Director, Federated Securities Corp.; Trustee, Federated Shareholder Services Company; Trustee or Director of some of the Funds; President, Executive Vice President and Treasurer of some of the Funds.


John W. McGonigle
Federated Investors Tower
Pittsburgh, PA
Birthdate:  October 26, 1938
Executive Vice President , Secretary and Treasurer
Executive Vice President, Secretary, and Trustee, Federated Investors; Trustee, Federated Advisers, Federated Management, and Federated Research; Director, Federated Research Corp. and Federated Global Research Corp.; Trustee, Federated Shareholder Services Company; Director, Federated Services Company; President and Trustee, Federated Shareholder Services; Director, Federated Securities Corp.; Executive Vice President and Secretary of the Funds; Treasurer of some of the Funds.


     *This Trustee is deemed to be an ``interested person'' as defined in the Investment Company Act of 1940.
     @Member of the Executive Committee. The Executive Committee of the
      Board of Trustees handles the responsibilities of the Board between meetings of the Board.
As used in the table above, `The Funds'' and ``Funds" mean the following investment companies: 111 Corcoran Funds; Annuity Management Series; Arrow Funds; Automated Government Money Trust; Blanchard Funds; Blanchard Precious Metals Fund, Inc.; Cash Trust Series II; Cash Trust Series, Inc. ; DG Investor Series; Edward D. Jones & Co. Daily Passport Cash Trust; Federated Adjustable Rate U.S. Government Fund, Inc.; Federated American Leaders Fund, Inc.; Federated ARMs Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fund for U.S. Government Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated Government Trust; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Investment Portfolios; Federated Investment Trust; Federated Master Trust; Federated Municipal Opportunities Fund, Inc.; Federated Municipal Securities Fund, Inc.; Federated Municipal Trust; Federated Short-Term Municipal Trust; Federated Short-Term U.S. Government Trust; Federated Stock and Bond Fund, Inc.; Federated Stock Trust; Federated Tax-Free Trust; Federated Total Return Series, Inc.; Federated U.S. Government Bond Fund; Federated U.S. Government Securities
Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated U.S. Government Securities Fund: 5-10 Years; Federated Utility Fund, Inc.; First Priority Funds; Fixed Income Securities, Inc.; High Yield Cash Trust; Intermediate Municipal Trust; International Series, Inc.; Investment Series Funds, Inc.; Investment Series Trust; Liberty Term Trust, Inc. - 1999; Liberty U.S. Government Money Market Trust; Liquid Cash Trust; Managed Series Trust; Money Market Management, Inc.; Money Market Obligations Trust; Money Market Trust; Municipal Securities Income Trust; Newpoint Funds; Peachtree Funds; RIMCO Monument Funds; Targeted Duration Trust; Tax-Free Instruments Trust; The Planters Funds; The Starburst Funds; The Starburst Funds II; The Virtus Funds; Trust for Financial Institutions; Trust for Government Cash Reserves; Trust for Short-Term U.S. Government Securities; Trust for U.S. Treasury Obligations; and World Investment Series, Inc.

FUND OWNERSHIP
Officers and Trustees own less than 1% of the outstanding Shares.
As of October 7, 1996, the following shareholder of record owned 5% or more of the outstanding Shares of the Fund: Merrill Lynch Pierce Fenner & Smith, Jacksonville, Florida, owned approximately 2,323,652 Shares (37.33%). TRUSTEES COMPENSATION


                      AGGREGATE
NAME ,                COMPENSATION
POSITION WITH         FROM                   TOTAL COMPENSATION PAID
TRUST                 TRUST*#                FROM FUND COMPLEX +


John F. Donahue       $ -0-             $ -0- for the Trust and
Trustee and Chairman                    54 other investment companies in
the Fund Complex

Thomas G. Bigley++    $1,243.22         $86,331 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

John T. Conroy        $1,363.10         $115,760 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

William J. Copeland   $1,363.10         $115,760 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

J. Christopher Donahue$ -0-             $ -0- for the Trust and
Trustee and Exec. Vice Pres.                 16 other investment companies
in the Fund Complex

James E. Dowd         $1,363.10         $115,760 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

Lawrence D. Ellis, M.D.                 $1,243.22 $104,898 for the Trust
and
Trustee                                 54other investment companies in the
Fund Complex

Edward L. Flaherty, Jr.                 $1,363.10 $115,760 for the Trust
and
Trustee                                 54other investment companies in the
Fund Complex

Peter E. Madden       $1,243.22         $104,898 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

Gregor F. Meyer       $1,243.22         $104,898 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

John E. Murray, Jr.   $1,243.22         $104,898 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

Wesley W. Posvar      $1,243.22         $104,898 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex

Marjorie P. Smuts     $1,243.22         $104,898 for the Trust and
Trustee                                 54other investment companies in the
Fund Complex


*Information is furnished for the fiscal year ended August 31, 1996.
#The aggregate compensation is provided for the Trust which is comprised of five portfolios.
+The information is provided for the last calendar year.
++Mr Bigley served on 39 investment companies in the Federated funds Complex from January 1 through September 30, 1995. On October 1, 1995, he was appointed a Trustee on 15 additional Federated funds.
TRUSTEE LIABILITY
The Trust's Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law. However, they are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office. INVESTMENT ADVISORY SERVICES

ADVISER TO THE FUND
The Fund's investment adviser is Federated Advisers (the `Adviser''). It is a subsidiary of Federated Investors. All the voting securities of Federated Investors are owned by a trust, the trustees of which are John F. Donahue, his wife, and his son, J. Christopher Donahue.
The Adviser shall not be liable to the Trust, the Fund or any shareholder of the Fund for any losses that may be sustained in the purchase, holding, or sale of any security, or for anything done or omitted by it, except acts or omissions involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by its contract with the Trust.
ADVISORY FEES
For its advisory services, the Adviser receives an annual investment advisory fee as described in the prospectus. For the fiscal years ended August 31, 1996, 1995, and 1994, the Adviser earned $285,381, $291,144, and
$332,570, respectively, of which $233,662, $256,279, and $332,570, respectively, were voluntarily waived.
   STATE EXPENSE LIMITATIONS
     The Adviser has undertaken to comply with the expense limitations established by certain states for investment companies whose shares are registered for sale in those states. If the Fund's normal operating expenses (including the investment advisory fee, but not including brokerage commissions, interest, taxes, and extraordinary expenses) exceed 2.5% per year of the first $30 million of average net assets, 2% per year of the next $70 million of average net assets, and 1.5% per year of the remaining average net assets, the Adviser will reimburse the Trust for its expenses over the limitation.
     If the Fund's monthly projected operating expenses exceed this expense limitation, the investment advisory fee paid will be reduced by the amount of the excess, subject to an annual adjustment. If the expense limitation is exceeded, the amount to be reimbursed by the Adviser will be limited, in any single fiscal year, by the amount of the investment advisory fee.
     This arrangement is not part of the advisory contract and may be amended or rescinded in the future.
OTHER SERVICES

FUND ADMINISTRATION
Federated Services Company, a subsidiary of Federated Investors, provides administrative personnel and services to the Fund for a fee as described in the prospectus. From March 1, 1994, to March 1, 1996, Federated Administrative Services served as the Fund's Administrator. Prior to March 1, 1994, Federated Administrative Services, Inc. served as the Fund's Administrator. Both former Administrators are subsidiaries of Federated Investors. For purposes of this Statement of Additional Information, Federated Services Company, Federated Administrative Services, and Federated Administrative Services, Inc. may hereinafter collectively be referred to as the "Administrators". For the fiscal years ended August 31, 1996, 1995 and 1994, the Administrators collectively earned $125,000, $125,000 and $224,287, respectively.
CUSTODIAN AND PORTFOLIO ACCOUNTANT
State Street Bank and Trust Company (`State Street Bank''), Boston, Massachusetts, is custodian for the securities and cash of the Fund. Federated Services Company, Pittsburgh, Pennsylvania, provides certain accounting and recordkeeping services with respect to the Fund's portfolio investments.
TRANSFER AGENT
Federated Services Company, through it registered transfer agent, Federated Shareholder Services Company, Boston, Massachusetts, maintains all necessary shareholder records. For its services, the transfer agent receives a fee based on the size, type and number of accounts and transactions made by shareholders.
INDEPENDENT AUDITORS
The independent auditors for the Fund are Deloitte & Touche LLP, Pittsburgh, Pennsylvania.
BROKERAGE TRANSACTIONS

When selecting brokers and dealers to handle the purchase and sale of portfolio instruments, the Adviser looks for prompt execution of the order at a favorable price. In working with dealers, the Adviser will generally use those who are recognized dealers in specific portfolio instruments, except when a better price and execution of the order can be obtained elsewhere. The Adviser makes decisions on portfolio transactions and selects brokers and dealers subject to review by the Trustees. The Adviser may select brokers and dealers who offer brokerage and research services. These services may be furnished directly to the Fund or to the Adviser and may include: advice as to the advisability of investing in securities; security analysis and reports; economic studies; industry studies; receipt of quotations for portfolio evaluations; and similar services. Research services provided by brokers and dealers may be used by the Adviser or by its affiliates in advising the Fund and other accounts. To the extent that receipt of these services may supplant services for which the Adviser or its affiliates might otherwise have paid, it would tend to reduce their expenses. The Adviser and its affiliates exercise reasonable business judgment in selecting brokers who offer brokerage and research services to execute securities transactions. They determine in good faith that commissions charged by such persons are reasonable in relationship to the value of the brokerage and research services provided. During the fiscal years ended August 31, 1996, 1995 and 1994, the Fund paid no brokerage commissions. Although investment decisions for the Fund are made independently from those of the other accounts managed by the Adviser, investments of the type the Fund may make may also be made by those other accounts. When the Fund and one or more other accounts managed by the adviser are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the adviser to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or disposed of by the Fund. In other cases, however, it is believed that coordination and the ability to participate in volume transactions will be to the benefit of the Fund.
PURCHASING CLASS F SHARES

Except under certain circumstances described in the prospectus, Shares are sold at their net asset value plus a sales charge on days the New York Stock Exchange is open for business. The procedure for purchasing Shares is explained in the prospectus under `Investing in Class F Shares.'' DISTRIBUTION PLAN AND SHAREHOLDER SERVICES AGREEMENT
These arrangements permit the payment of fees to financial institutions, the distributor, and Federated Shareholder Services, to stimulate distribution activities and to cause services to be provided to shareholders by a representative who has knowledge of the shareholder's particular circumstances and goals. These activities and services may include, but are not limited to, marketing efforts; providing office space, equipment, telephone facilities, and various clerical, supervisory, computer, and other personnel as necessary or beneficial to establish and maintain shareholder accounts and records; processing purchase and redemption transactions and automatic investments of client account cash balances; answering routine client inquiries; and assisting clients in changing dividend options, account designations, and addresses.
By adopting the Distribution Plan, the Trustees expect that the Fund will be able to achieve a more predictable flow of cash for investment purposes and to meet redemptions. This will facilitate more efficient portfolio management and assist the Fund in pursuing its investment objectives. By identifying potential investors whose needs are served by the Fund's objectives, and properly servicing these accounts, it may be possible to curb sharp fluctuations in rates of redemptions and sales.
Other benefits, which may be realized under either arrangement, may include: (1) providing personal services to shareholders; (2) investing shareholder assets with a minimum of delay and administrative detail; (3) enhancing shareholder recordkeeping systems; and (4) responding promptly to shareholders' requests and inquiries concerning their accounts.
For the fiscal years ended August 31, 1996, 1995 and 1994, payments in the amount of $285,377, $291,139 and $307,350, respectively, were made pursuant to the Distribution Plan, of which $171,226, $180,166 and $96,875, respectively, were waived. In addition, for the fiscal year ended August 31, 1996, the Fund paid shareholder service fees in the amount of $178,361, of which $7,134 were waived.
CONVERSION TO FEDERAL FUNDS
It is the Fund's policy to be as fully invested as possible so that maximum interest may be earned. To this end, all payments from shareholders must be in federal funds or be converted into federal funds before shareholders begin to earn dividends. State Street Bank acts as the shareholder's agent in depositing checks and converting them to federal funds.
PURCHASES BY SALES REPRESENTATIVES, FUND TRUSTEES, AND EMPLOYEES
Trustees, employees, and sales representatives of the Fund, Federated Advisers, and Federated Securities Corp. or their affiliates, or any investment dealer who has a sales agreement with Federated Securities Corp. and their spouses and children under 21, may buy shares at net asset value without a sales charge. Shares may also be sold without a sales charge to trusts or pension or profit-sharing plans for these persons. These sales are made with the purchaser's written assurance that the purchase is for investment purposes and that the securities will not be resold except through redemption by the Fund.
DETERMINING NET ASSET VALUE

Net asset value generally changes each day. The days on which net asset value is calculated by the Fund are described in the prospectus.
VALUING MUNICIPAL BONDS
The Trustees use an independent pricing service to determine the market value of municipal bonds. The independent pricing service takes into consideration yield, stability, risk, quality, coupon rate, maturity, type of issue, trading characteristics, special circumstances of a security or trading market, and any other factors or market data it considers relevant in determining valuations for normal institutional size trading units of debt securities, and does not rely exclusively on quoted prices.
USE OF AMORTIZED COST
The Trustees have decided that the fair value of debt securities authorized to be purchased by the Fund with remaining maturities of 60 days or less at the time of purchase, shall be their amortized cost value, unless the particular circumstances of the security indicate otherwise. Under this method, portfolio instruments and assets are valued at the acquisition cost as adjusted for amortization of premium or accumulation of discount rather than at current market value. The Executive Committee continually assesses this method of valuation and recommends changes where necessary to assure that the Fund's portfolio instruments are valued at their fair value as determined in good faith by the Trustees.
REDEEMING CLASS F SHARES

The Fund redeems Shares at the next computed net asset value after the Fund receives the redemption request. Redemption procedures and contingent deferred sales charges are explained in the prospectus under `Redeeming Class F Shares.''Although the Fund does not charge for telephone redemptions, it reserves the right to charge a fee for the cost of wire-transferred redemptions of less than $5,000.
REDEMPTION IN KIND
The Trust is obligated to redeem Shares solely in cash up to $250,000 or 1% of the respective class's net asset value, whichever is less, for any one shareholder within a 90-day period.
Any redemption beyond this amount will also be in cash unless the Trustees determine that further cash payments will have a material adverse effect on remaining shareholders. In such a case, the Trust will pay all or a portion of the remainder of the redemption in portfolio instruments, valued in the same way that net asset value is determined. The portfolio instruments will be selected in a manner that the Trustees deem fair and equitable. Redemption in kind is not as liquid as a cash redemption. If redemption is made in kind, shareholders receiving their securities and selling them before their maturity could receive less than the redemption value of their securities and could incur certain transaction costs.
MASSACHUSETTS PARTNERSHIP LAW
Under certain circumstances, shareholders may be held personally liable as partners under Massachusetts law for acts or obligations of the Trust on behalf of the Fund. To protect shareholders of the Fund, the Trust has filed legal documents with Massachusetts that expressly disclaim the liability of shareholders of the Fund for such acts or obligations of the Trust. These documents require notice of this disclaimer to be given in each agreement, obligation, or instrument that the Trust or its Trustees enter into or sign on behalf of the Fund.
In the unlikely event a shareholder of the Fund is held personally liable for the Trust's obligations on behalf of the Fund, the Trust is required to use the property of the Fund to protect or compensate the shareholder. On request, the Trust will defend any claim made and pay any judgment against a shareholder of the Fund for any act or obligation of the Trust on behalf of the Fund. Therefore, financial loss resulting from liability as a shareholder of the Fund will occur only if the Trust cannot meet its obligations to indemnify shareholders and pay judgments against them from the assets of the Fund.
TAX STATUS

THE FUND'S TAX STATUS
The Fund will pay no federal income tax because it expects to meet the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to receive the special tax treatment afforded to such companies. To qualify for this treatment, the Fund must, among other requirements:
     oderive at least 90% of its gross income from dividends, interest, and gains from the sale of securities;
     oderive less than 30% of its gross income from the sale of securities held less than three months;
     oinvest in securities within certain statutory limits; and odistribute to its shareholders at least 90% of its net income earned during the year.
SHAREHOLDERS' TAX STATUS
   CAPITAL GAINS
     Capital gains or losses may be realized by the Fund on the sale of portfolio securities and as a result of discounts from par value on securities held to maturity. Sales would generally be made because of:
     o  the availability of higher relative yields;
     odifferentials in market values;
     onew investment opportunities;
     ochanges in creditworthiness of an issuer; or oan attempt to preserve gains or limit losses.
Distributions of long-term capital gains are taxed as such, whether they are taken in cash or reinvested, and regardless of the length of time the shareholder has owned Shares. Any loss by a shareholder on Shares held for less than six months and sold after a capital gains distribution will be treated as a long-term capital loss to the extent of the capital gains distribution.
TOTAL RETURN

The Fund's average annual total returns for the fiscal year ended August 31, 1996, and for the period from October 12, 1990 (date of initial public investment) to August 31, 1996, were 3.29% and 7.52%, respectively.
The average annual total return for the Shares of the Fund is the average compounded rate of return for a given period that would equate a $1,000 initial investment to the ending redeemable value of that investment. The ending redeemable value is computed by multiplying the number of shares owned at the end of the period by the offering price per Share at the end of the period. The number of Shares owned at the end of the period is based on the number of shares purchased at the beginning of the period with $1,000 less any applicable sales charge, adjusted over the period by any additional Shares, assuming a monthly reinvestment of all dividends and distributions. Any applicable contingent deferred sales charge will be deducted from the ending value of the investment based on the lesser of the original purchase price or the offering price of Shares redeemed.
YIELD

The Fund's yield for the 30-day period ended August 31, 1996 was 5.06%.
The yield for the Fund is determined each day by dividing the net investment income per Share (as defined by the Securities and Exchange Commission) earned by Fund Shares over a thirty-day period by the maximum offering price per share of the Fund on the last day of the period. This value is then annualized using semi-annual compounding. This means that the amount of income generated during the thirty day period is assumed to be generated each month over a twelve-month period and is reinvested every six months. The yield does not necessarily reflect income actually earned by the Fund because of certain adjustments required by the Securities and Exchange Commission and, therefore, may not correlate to the dividends or other distributions paid to shareholders. To the extent that financial institutions and broker/dealers charge fees in connection with services provided in conjunction with an investment in the Fund, performance will be reduced for those shareholders paying those fees.
TAX-EQUIVALENT YIELD

The Fund's tax-equivalent yield for the 30-day period ended August 31, 1996 was 7.57%.
The tax-equivalent yield for shares of the Fund is calculated similarly to the yield, but is adjusted to reflect the taxable yield that either class would have had to earn to equal its actual yield, assuming a 28% tax rate and assuming that income is 100% tax-exempt.
TAX-EQUIVALENCY TABLE
The Fund may also use a tax-equivalency table in advertising and sales literature. The interest earned by the municipal obligations in the Fund's portfolio generally remains free from federal regular income tax* and is free from the income taxes imposed by the State of Ohio. As the table below indicates, a `tax-free'' investment is an attractive choice for investors, particularly in times of narrow spreads between `tax-free'' and taxable yields.

                       TAXABLE YIELD EQUIVALENT FOR 1996

                               STATE OF OHIO

FEDERAL TAX BRACKET:
              15.00%  28.00%     31.00%      36.00%     39.60%

    COMBINED FEDERAL AND STATE TAX BRACKET:
              19.457% 33.201%   37.900%     43.500%    47.100%


    SINGLE       $1- $24,001-   $58,151-   $121,301-     OVER
    RETURN    24,000  58,150    121,300     263,750    $263,750


TAX-EXEMPT
YIELD                    TAXABLE YIELD EQUIVALENT


     1.50%     1.86%    2.25%     2.42%      2.65%       2.84%
     2.00%     2.48%    2.99%     3.22%      3.54%       3.78%
     2.50%     3.10%    3.74%     4.03%      4.42%       4.73%
     3.00%     3.72%    4.49%     4.83%      5.31%       5.67%
     3.50%     4.35%    5.24%     5.64%      6.19%       6.62%
     4.00%     4.97%    5.99%     6.44%      7.08%       7.56%
     4.50%     5.59%    6.74%     7.25%      7.96%       8.51%
     5.00%     6.21%    7.49%     8.05%      8.85%       9.45%
     5.50%     6.83%    8.23%     8.86%      9.73%      10.40%
     6.00%     7.45%    8.98%     9.66%     10.62%      11.34%

Note: The maximum marginal tax rate for each bracket was used in calculating the taxable yield equivalent. Furthermore, additional state and local taxes paid on comparable taxable investments were not used to increase federal deductions.
The chart above is for illustrative purposes only. It is not an indicator of past or future performance of Fund shares.
*Some portion of the Fund's income may be subject to the federal alternative minimum tax and state and local income taxes.
PERFORMANCE COMPARISONS

The performance of Shares depends upon such variables as:
     oportfolio quality;
     oaverage portfolio maturity;
     otype of instruments in which the portfolio is invested;
     ochanges in interest rates and market value of portfolio securities; ochanges in the Fund's expenses; and ovarious other factors.
The Fund's performance fluctuates on a daily basis largely because net earnings and offering price per share fluctuate daily. Both net earnings and offering price per share are factors in the computation of yield and total return as described above.
Investors may use financial publications and/or indices to obtain a more complete view of the Fund's performance. When comparing performance, investors should consider all relevant factors such as the composition of any index used, prevailing market conditions, portfolio compositions of other funds, and methods used to value portfolio securities and compute offering price. The financial publications and/or indices which the Fund uses in advertising may include:
     oLEHMAN BROTHERS REVENUE BOND INDEX is a total return performance benchmark for the long-term, investment grade, revenue bond market. Returns and attributes for the index are calculated semi-monthly.
     oLIPPER ANALYTICAL SERVICES, INC. ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in offering price over a specific period of time. From time to time, the Fund will quote its Lipper ranking in the ``general municipal bond funds'' category in advertising and sales literature.
     oMORNINGSTAR, INC., an independent rating service, is the publisher of the bi-weekly MUTUAL FUND VALUES. MUTUAL FUND VALUES rates more than 1,000 NASDAQ-listed mutual funds of all types, according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for two weeks.
Advertisements and other sales literature for the Fund may quote total returns which are calculated on non-standardized base periods. The total returns represent the historic change in the value of an investment in either class of shares based on monthly reinvestment of dividends over a specified period of time.
Advertisements may quote performance information which does not reflect the effect of the sales charge.
Advertising and other promotional literature may include charts, graphs and other illustrations using the Fund's returns, or returns in general, that demonstrate basic investment concepts such as tax-deferred compounding, dollar-cost averaging and systematic investment. In addition, the Fund can compare its performance, or performance for the types of securities in which it invests, to a variety of other investments, such as bank savings accounts, certificates of deposit, and Treasury bills.
ECONOMIC AND MARKET INFORMATION
Advertising and sales literature for the Fund may include discussions of economic, financial and political developments and their effect on the securities market. Such discussions may take the form of commentary on these developments by Fund portfolio managers and their views and analysis on how such developments could affect the Funds. In addition, advertising and sales literature may quote statistics and give general information about the mutual fund industry, including the growth of the industry, from sources such as the Investment Company Institute.
ABOUT FEDERATED INVESTORS

Federated Investors is dedicated to meeting investor needs which is reflected in its investment decision making structured, straightforward, and consistent. This has resulted in a history of competitive performance with a range of competitive investment products that have gained the confidence of thousands of clients and their customers.
The company's disciplined security selection process is firmly rooted in sound methodologies backed by fundamental and technical research. Investment decisions are made and executed by teams of portfolio managers, analysts, and traders dedicated to specific market sectors. These traders handle trillions of dollars in annual trading volume.
In the municipal sector, as of December 31, 1995, Federated Investors managed 12 bond funds with approximately $2.0 billion in assets and 20 money market funds with approximately $7.8 billion in total assets. In 1976, Federated introduced one of the first municipal bond mutual funds in the industry and is now one of the largest institutional buyers of municipal securities. The Funds may quote statistics from organizations including The Tax Foundation and the National Taxpayers Union regarding the tax obligations of Americans.
J. Thomas Madden, Executive Vice President, oversees Federated's equity and high yield corporate bond management while William D. Dawson, Executive Vice President, oversees Federated's domestic fixed income management. Henry A. Frantzen, Executive Vice President, oversees the management of Federated's international portfolios.
MUTUAL FUND MARKET
Twenty-seven percent of American households are pursuing their financial goals through mutual funds. These investors, as well as businesses and institutions, have entrusted over $3 trillion to the more than 5,500 funds available.*
Federated Investors, through it subsidiaries, distributes mutual funds for a variety of investment applications. Specific markets include:
INSTITUTIONAL CLIENTS
Federated meets the needs of more than 4,000 institutional clients nationwide by managing and servicing separate accounts and mutual funds for a variety of applications, including defined benefit and defined contribution programs, cash management, and asset/liability management. Institutional clients include corporations, pension funds, tax-exempt entities, foundations/endowments, insurance companies, and investment and financial advisors. The marketing effort to theses institutional clients is headed by John B. Fisher, President, Institutional Sales Division.
TRUST ORGANIZATIONS
Other institutional clients include close relationships with more than 1,500 banks and trust organizations. Virtually all of the trust divisions of the top 100 bank holding companies use Federated funds in their clients' portfolios. The marketing effort to trust clients is headed by Mark R. Gensheimer, Executive Vice President, Bank Marketing & Sales. BROKER/DEALERS AND BANK BROKER/DEALER SUBSIDIARIES
Federated mutual funds are available to consumers through major brokerage firms nationwide -- including 200 New York Stock Exchange firms -- supported by more wholesalers than any other mutual fund distributor. Federated's service to financial professionals and institutions has earned it high rankings in several DALBAR Surveys. The marketing effort to these firms is headed by James F. Getz, President, Broker/Dealer Division.

*source:  Investment Company Institute


APPENDIX

STANDARD & POOR'S RATINGS GROUP("S&P") MUNICIPAL BOND RATINGS
AAA--Debt rated `AAA'' has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.
AA--Debt rated `AA'' has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree. A--Debt rated `A'' has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
BBB--Debt rated `BBB'' is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
NR--Indicates that no public rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.
PLUS (+) OR MINUS (-): The ratings from `AA'' to ``CCC'' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
MOODY'S INVESTORS SERVICE, INC. ("MOODY'S") MUNICIPAL BOND RATINGS AAA--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as `gilt edged.'' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.
A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
BAA--Bonds which are rated Baa are considered as medium grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
NR--Not rated by Moody's.
Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its generic rating category; the modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
FITCH INVESTORS SERVICE, INC. ("FITCH") LONG-TERM DEBT RATINGS
AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
AA--Bonds considered to be investment grade and of very high quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated `AAA.'' Because bonds rated in the `AAA'' and ``AA'' categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.
A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.
NR--NR indicates that Fitch does not rate the specific issue.
PLUS (+) OR MINUS (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the `AAA'' category. STANDARD & POOR'S RATINGS GROUP MUNICIPAL NOTE RATINGS
SP-1--Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.
SP-2--Satisfactory capacity to pay principal and interest.
Moody's Investors Service, Inc. Short-Term Loan Ratings
MIG1/VMIG1--This designation denotes best quality. There is a present strong protection by established cash flows, superior liquidity support or demonstrated broad based access to the market for refinancing. MIG2/VMIG2--This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.
FITCH INVESTORS SERVICE, INC. SHORT-TERM DEBT RATINGS
F-1+--Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment. F-1--Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.
F-2--Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as the F-1+ and F-1 categories.
STANDARD & POOR'S RATINGS GROUP COMMERCIAL PAPER RATINGS
A-1--This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus (+) sign designation. A-2--Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high for issues designated `A-1.''
MOODY'S INVESTORS SERVICE, INC. COMMERCIAL PAPER RATINGS
P-1--Issuers rated PRIME-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. PRIME-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.
P-2--Issuers rated PRIME-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.






--------------------------------------------------------------------------------
                                                                       FEDERATED
                                                                            OHIO
                                                                    INTERMEDIATE
                                                                 MUNICIPAL TRUST
--------------------------------------------------------------------------------

                                                              SEMI-ANNUAL REPORT
                                                                 TO SHAREHOLDERS
                                                               NOVEMBER 30, 1996

     FEDERATED SECURITIES CORP.
(LOGO)
---------------------------------------------
     Distributor
     A subsidiary of FEDERATED INVESTORS

     FEDERATED INVESTORS TOWER
     PITTSBURGH, PA 15222-3779

     Cusip 458810405                                  LOGO
     007148 (1/96)

PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------

Dear Investor:

I am pleased to present the Semi-Annual Report to Shareholders for Federated Ohio Intermediate Municipal Trust for the six-month period ended November 30, 1996. The report begins with an investment review, which is a brief commentary on the municipal market from the fund's portfolio manager. Following the investment review, you will find the fund's portfolio of investments and its financial statements.

The fund pursues monthly income that is free from federal income tax and Ohio personal income tax by investing in a portfolio of intermediate-term, investment grade securities issued by Ohio municipalities.*

Over the six-month reporting period, the fund achieved a total return of 4.94% through dividends totaling $0.24 per share and a 2% share price increase.** Total assets stood at $8.8 million at the period's end.
Thank you for your confidence in the double-tax-free earning power of Federated Ohio Intermediate Municipal Trust. We welcome your questions, comments, or suggestions.

Sincerely,

LOGO

Glen R. Johnson

President
January 15, 1997

 * Income may be subject to the federal alternative minimum tax.

** Performance quoted represents past performance. Investment return and principal value will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost.


INVESTMENT REVIEW
--------------------------------------------------------------------------------

At the end of the six month period ended November 30, 1996 the municipal yield curve remained considerably steeper than the Treasury yield curve. This was due mainly to supply and demand imbalances which exist along different segments of the maturity spectrum. Currently, the spread between bonds of 5 and 10 years in maturity is in excess of 50 basis points while the spread in the same maturity range of the Treasury yield curve is approximately 20 basis points. The ratio of "AAA" rated general obligation municipal bond yields to Treasury bond yields provides some indication as to the richness or cheapness of municipal bonds versus comparable maturity Treasury securities. This ratio has narrowed, or municipal bonds have become more expensive relative to Treasury securities, as a result of significant institutional interest (property and casualty insurance companies and commercial banks) in intermediate maturities.

Ohio's economy continued to perform very well. Ohio tax-exempt bonds traded 5 to 10 basis points richer than Pennsylvania or Michigan paper as a result of market supply and demand differences. The second half of 1996 became a better market environment for fixed income investors. The Federal Reserve Board (the "Fed") remained on hold, the economy was showing signs of slowing or providing at best moderate growth and inflation remained under control. As a result, yields trended lower into the winter of 1996 and have settled into a trading range around the 6.50% level. The municipal bond market experienced a considerable uptick in supply as rates fell during the second half of the year and finished approximately 14% ahead of last year's supply figures, mainly with the assistance of additional refunding activity. The presidential election ended quite favorably for the municipal market with the threat of major tax reform dying with the republican presidential candidates hopes for the White House. The major investment themes which characterize the municipal bond market include narrow credit spreads, a flat yield curve beyond the 15 year maturity range, the prevalence of bond insurance and uncertainty as to the Fed's next move. As a result of these conditions which currently exist in the marketplace, management is stressing credit quality and attempting to swap into higher quality credits with minimal yield give up. At this late stage of the business cycle it is important to pay attention to the trade off between risk and return. The traditionally higher yielding sectors of the municipal market (such as healthcare, housing, and electric utilities) have performed strongly this year as investors have chased yield and we are assessing our exposures to these sectors and making appropriate adjustments in the portfolio. Management intends to continue to maintain a neutral duration target relative to our peer group until the markets direction becomes clearer. We feel that structure will continue to be an important aspect of performance in 1997 so particular attention must be paid to call protection, coupon and convexity. Institutional buying (property and casualty insurance companies and commercial banks) has been strong in the intermediate part of the yield curve which has resulted in making intermediate maturity municipal bonds expensive relative to longer maturity municipal bonds.


The fund's performance over the past six months reflects the funds' intermediate maturity and duration position relative to the funds' peer group. The funds' total return was 4.94% for the period June 1, 1996 to November 30, 1996.* The concentration of high coupon premium bonds in the portfolio helped to dampen net asset value volatility over the period. However, the fund is managed predominately for tax-exempt income and posted a 30-day distribution rate of 4.71% as of November 30, 1996, which is comparable to a tax-equivalent yield of 7.80%, assuming a top marginal tax rate of 39.6%. The fund's 30-day SEC yield for the period ended November 30, 1996 was 4.73%.*

* Performance quoted represents past performance. Investment return and principal value will fluctuate so that an investor's shares, when redeemed may be worth more or less than their original cost.


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS
NOVEMBER 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

PRINCIPAL                                                                   CREDIT
 AMOUNT                                                                     RATING*       VALUE
---------      ----------------------------------------------------------   -------    -----------
INTERMEDIATE-TERM MUNICIPAL SECURITIES--97.6%
-------------------------------------------------------------------------
               OHIO--95.3%
               ----------------------------------------------------------
$200,000       Akron, OH, Various Purpose LT GO, 5.50% (MBIA INS),
               12/1/2005                                                      AAA      $   212,166
               ----------------------------------------------------------
 400,000       Clermont County, OH , Hospital Facilities Refunding &
               Revenue Bonds (Series B), 5.00% (Mercy Health
               Systems)/(AMBAC INS)/(Original Issue Yield: 5.15%),
               9/1/2006                                                       AAA          403,972
               ----------------------------------------------------------
 200,000       Cleveland, OH Airport System, Revenue Bonds (Series A),
               5.40% (FGIC INS)/(Original Issue Yield: 5.55%), 1/1/2004       AAA          209,146
               ----------------------------------------------------------
 250,000       Cleveland, OH, LT GO Bonds, 6.00% (MBIA INS)/(Original
               Issue Yield: 6.10%), 11/15/2004                                AAA          273,367
               ----------------------------------------------------------
 500,000       Columbus, OH Municipal Airport Authority, Revenue Bonds,
               5.55% (Port Columbus International Airport)/(MBIA
               INS)/(Original Issue Yield: 5.65%), 1/1/2004                   AAA          525,965
               ----------------------------------------------------------
 100,000       Columbus, OH Water System, Revenue Refunding Bonds,
               6.375%, 11/1/2010                                              AA-          106,067
               ----------------------------------------------------------
 150,000       Columbus, OH, LT GO Bonds, 5.50% (Original Issue Yield:
               5.55%), 5/15/2004                                              AA+          159,855
               ----------------------------------------------------------
 250,000       Franklin County, OH Mortgage Revenue, Mortgage Revenue
               Bonds, 5.875% (Seton Square North, OH)/(FHA GTD)/(Original
               Issue Yield: 6.00%), 10/1/2004                                 Aa           260,730
               ----------------------------------------------------------
 300,000       Franklin County, OH, Hospital Refunding & Improvement
               Revenue Bonds (1996 Series A), 5.20% (Children's
               Hospital)/(Original Issue Yield: 5.30%), 11/1/2004             Aa           307,422
               ----------------------------------------------------------
 400,000       Franklin County, OH, Hospital Revenue Bonds (Series 1996),
               5.50% (Holy Cross Health System Corp.), 6/1/2004               AA           419,268
               ----------------------------------------------------------
 500,000       Hamilton County, OH Hospital Facilities Authority,
               Refunding Revenue Bonds (Series 1992), 6.80% (Episcopal
               Retirement Homes, Inc.)/(Fifth Third Bank, Cincinnati
               LOC), 1/1/2008                                                 Aa2          533,535
               ----------------------------------------------------------



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------

PRINCIPAL                                                                   CREDIT
 AMOUNT                                                                     RATING*       VALUE
---------      ----------------------------------------------------------   -------    -----------
INTERMEDIATE-TERM MUNICIPAL SECURITIES--CONTINUED
-------------------------------------------------------------------------
               OHIO--CONTINUED
               ----------------------------------------------------------
$490,000       Hamilton County, OH Hospital Facilities Authority, Revenue
               Refunding Bonds (Series A), 5.50% (Bethesda Hospital,
               OH)/(Original Issue Yield: 5.65%), 1/1/2000                     A       $   504,107
               ----------------------------------------------------------
 155,000       Huron County, OH, LT GO Correctional Facility Bonds, Issue
               I, 5.30% (MBIA INS), 12/1/2006                                 AAA          161,914
               ----------------------------------------------------------
 100,000       Kings Local School District, OH, UT GO Bonds, 6.25%,
               12/1/2001                                                      NR           108,091
               ----------------------------------------------------------
 100,000       Kings Local School District, OH, UT GO Bonds, 6.50%,
               12/1/2003                                                      NR           111,206
               ----------------------------------------------------------
 300,000       Miami County, OH, Hospital Facilities Revenue Refunding &
               Improvement Bonds (Series 1996B), 5.20% (Upper Valley
               Medical Center, OH)/(MBIA INS)/(Original Issue Yield:
               5.30%), 5/15/2004                                              AAA          310,584
               ----------------------------------------------------------
 150,000       Miami Valley Regional Transit Authority, OH, LT GO Bonds,
               5.40%, 12/1/2004                                                A           157,602
               ----------------------------------------------------------
 300,000       Muskingum County, OH, (Series 1995) Hospital Facilities
               Refunding Revenue Bonds, 5.10% (Franciscan Sisters of
               Christian Charity HealthCare Ministry, Inc.)/(Connie Lee
               INS)/(Original Issue Yield: 5.30%), 2/15/2006                  AAA          305,049
               ----------------------------------------------------------
 150,000       North Canton OH City School District, LT GO Energy
               Conservation Bonds, 5.50%, 12/1/2003                            A           157,640
               ----------------------------------------------------------
 300,000       Ohio Enterprise Bond Fund, (Series 1995-3) State Economic
               Development Revenue Bonds, 5.60% (Smith Steelite),
               12/1/2003                                                      A-           306,615
               ----------------------------------------------------------
 150,000       Ohio HFA, Residential Mortgage Revenue Bonds (Series A-1),
               5.40% (GNMA COL), 3/1/2004                                     AAA          154,208
               ----------------------------------------------------------
 590,000       Ohio HFA, Residential MortgageRevenue Bonds (Series B-1),
               5.80% (GNMA COL), 9/1/2005                                     AAA          607,482
               ----------------------------------------------------------
 400,000       Ohio State Building Authority, State Correctional
               Facilities Revenue Refunding Bonds, Series A, 5.80%
               (Original Issue Yield: 5.95%), 10/1/2006                       A+           431,276
               ----------------------------------------------------------



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------

PRINCIPAL                                                                   CREDIT
 AMOUNT                                                                     RATING*       VALUE
---------      ----------------------------------------------------------   -------    -----------
INTERMEDIATE-TERM MUNICIPAL SECURITIES--CONTINUED
-------------------------------------------------------------------------
               OHIO--CONTINUED
               ----------------------------------------------------------
$350,000       Ohio State Turnpike Commission, Revenue Bonds (Series A),
               6.00% (FSA INS), 2/15/2005                                     AAA      $   381,045
               ----------------------------------------------------------
 250,000       Ohio State, UT GO Bonds, 5.60% (Original Issue Yield:
               5.65%), 8/1/2002                                               AA           266,175
               ----------------------------------------------------------
 250,000       Olentangy, OH Local School District, UT GO Bonds (Series
               A), 5.60% (Original Issue Yield: 5.70%), 12/1/2004             AA-          266,498
               ----------------------------------------------------------
 195,000       Stow, OH, LT GO Safety Center Construction Bonds, 7.75%,
               12/1/2003                                                      A1           232,268
               ----------------------------------------------------------
 260,000       Summit County, OH, LT Various Purpose GO Bonds, 5.75%
               (AMBAC INS), 12/1/2005                                         AAA          281,146
               ----------------------------------------------------------
 200,000       Toledo, OH Sewer System, Revenue Bonds, 5.75% (AMBAC
               INS)/(Original Issue Yield: 5.85%), 11/15/2005                 AAA          217,114
               ----------------------------------------------------------              -----------
               Total                                                                     8,371,513
               ----------------------------------------------------------              -----------
               VIRGIN ISLANDS--2.3%
               ----------------------------------------------------------
 200,000       Virgin Islands HFA, SFM Revenue Refunding Bonds (Series
               A), 5.70% (GNMA COL), 3/1/2004                                 AAA          204,822
               ----------------------------------------------------------              -----------
               TOTAL INTERMEDIATE-TERM MUNICIPAL SECURITIES
               (IDENTIFIED COST $8,234,613)                                              8,576,335
               ----------------------------------------------------------              -----------
SHORT-TERM MUNICIPAL SECURITIES--4.6%
-------------------------------------------------------------------------
               PUERTO RICO--4.6%
               ----------------------------------------------------------
 400,000       Puerto Rico Government Development Bank Weekly VRDNs
               (Credit Suisse, Zurich LOC)                                    AA+          400,000
               ----------------------------------------------------------              -----------
               TOTAL SHORT-TERM MUNICIPAL SECURITIES
               (AT AMORTIZED COST)                                                         400,000
               ----------------------------------------------------------              -----------
               TOTAL INVESTMENTS (IDENTIFIED COST $8,634,613)(A)                       $ 8,976,335
               ----------------------------------------------------------              -----------


(a) The cost of investments for federal tax purposes amounts to $8,634,613. The net unrealized appreciation of investments on a federal tax basis amounts to $341,722 which is comprised of $346,164 appreciation and $4,442 depreciation at November 30, 1996.

* Please refer to the Appendix of the Statement of Additional Information for an explanation of the credit ratings.


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------

Note: The categories of investments are shown as a percentage of net assets
      ($8,782,899) at November 30, 1996.

The following acronyms are used throughout this portfolio:

AMBAC  -- American Municipal Bond Assurance Corporation
COL    -- Collateralized
FGIC   -- Financial Guaranty Insurance Company
FHA    -- Federal Housing Administration
FSA    -- Financial Security Assurance
GNMA   -- Government National Mortgage Association
GO     -- General Obligation
GTD    -- Guaranty
HFA    -- Housing Finance Authority
INS    -- Insured
LOC    -- Letter of Credit
LT     -- Limited Tax
MBIA   -- Municipal Bond Investors Assurance
SFM    -- Single Family Mortgage
UT     -- Unlimited Tax
VRDNs  -- Variable Rate Demand Notes


(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
STATEMENT OF ASSETS AND LIABILITIES
NOVEMBER 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

ASSETS:
---------------------------------------------------------------------------------
Total investments in securities, at value (identified and tax cost
$8,634,613)                                                                          $8,976,335
---------------------------------------------------------------------------------
Cash                                                                                     43,358
---------------------------------------------------------------------------------
Income receivable                                                                       149,749
---------------------------------------------------------------------------------
Prepaid expenses                                                                         46,878
---------------------------------------------------------------------------------
Deferred expenses                                                                         7,223
---------------------------------------------------------------------------------    ----------
     Total assets                                                                     9,223,543
---------------------------------------------------------------------------------
LIABILITIES:
---------------------------------------------------------------------------------
Payable for investments purchased                                        $398,138
----------------------------------------------------------------------
Payable for shares redeemed                                                 8,785
----------------------------------------------------------------------
Income distribution payable                                                33,721
----------------------------------------------------------------------   --------
     Total liabilities                                                                  440,644
---------------------------------------------------------------------------------    ----------
Net Assets for 879,104 shares outstanding                                            $8,782,899
---------------------------------------------------------------------------------    ----------
NET ASSETS CONSIST OF:
---------------------------------------------------------------------------------
Paid in capital                                                                      $8,667,709
---------------------------------------------------------------------------------
Net unrealized appreciation of investments                                              341,722
---------------------------------------------------------------------------------
Accumulated net realized loss on investments                                           (226,532)
---------------------------------------------------------------------------------    ----------
     Total Net Assets                                                                $8,782,899
---------------------------------------------------------------------------------    ----------
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PROCEEDS PER SHARE:
---------------------------------------------------------------------------------
$8,782,899 / 879,104 shares outstanding                                                   $9.99
---------------------------------------------------------------------------------    ----------


(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
STATEMENT OF OPERATIONS
SIX MONTHS ENDED NOVEMBER 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
----------------------------------------------------------------------------------------
Interest                                                                                    $223,449
----------------------------------------------------------------------------------------
EXPENSES:
----------------------------------------------------------------------------------------
Investment advisory fee                                                         $ 21,312
----------------------------------------------------------------------------
Administrative personnel and services fee                                         62,672
----------------------------------------------------------------------------
Custodian fees                                                                     8,884
----------------------------------------------------------------------------
Transfer and dividend disbursing agent fees and expenses                           9,141
----------------------------------------------------------------------------
Directors'/Trustees' fees                                                          1,586
----------------------------------------------------------------------------
Auditing fees                                                                      8,296
----------------------------------------------------------------------------
Legal fees                                                                         1,281
----------------------------------------------------------------------------
Portfolio accounting fees                                                         24,927
----------------------------------------------------------------------------
Shareholder services fee                                                          10,656
----------------------------------------------------------------------------
Share registration costs                                                           8,723
----------------------------------------------------------------------------
Printing and postage                                                               5,307
----------------------------------------------------------------------------
Insurance premiums                                                                 1,830
----------------------------------------------------------------------------
Taxes                                                                                122
----------------------------------------------------------------------------
Miscellaneous                                                                      7,503
----------------------------------------------------------------------------    --------
    Total expenses                                                               172,240
----------------------------------------------------------------------------
Waivers and reimbursements --
----------------------------------------------------------------------------
  Waiver of investment advisory fee                                $ (21,312)
----------------------------------------------------------------
  Waiver of shareholder services fee                                  (6,393)
----------------------------------------------------------------
  Reimbursement of other operating expenses                         (125,165)
----------------------------------------------------------------   ---------
    Total waivers and reimbursements                                            (152,870)
----------------------------------------------------------------------------    --------
         Net expenses                                                                         19,370
----------------------------------------------------------------------------------------    --------
              Net investment income                                                          204,079
----------------------------------------------------------------------------------------    --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
----------------------------------------------------------------------------------------
Net realized loss on investments                                                             (20,892)
----------------------------------------------------------------------------------------
Net change in unrealized appreciation of investments                                         234,263
----------------------------------------------------------------------------------------    --------
    Net realized and unrealized gain on investments                                          213,371
----------------------------------------------------------------------------------------    --------
         Change in net assets resulting from operations                                     $417,450
----------------------------------------------------------------------------------------    --------


(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                          SIX MONTHS ENDED
                                                             (UNAUDITED)         YEAR ENDED
                                                          NOVEMBER 30, 1996     MAY 31, 1996
                                                          -----------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
------------------------------------------------------
OPERATIONS--
------------------------------------------------------
Net investment income                                        $   204,079        $   343,551
------------------------------------------------------
Net realized gain (loss) on investments ($20,892 net
loss and $14,757 net gain respectively, as computed
for federal tax purposes)                                        (20,892)            47,388
------------------------------------------------------
Net change in unrealized appreciation (depreciation)             234,263           (101,917)
------------------------------------------------------       -----------        -----------
     Change in net assets resulting from operations              417,450            289,022
------------------------------------------------------       -----------        -----------
DISTRIBUTIONS TO SHAREHOLDERS--
------------------------------------------------------
Distributions from net investment income                        (204,079)          (343,551)
------------------------------------------------------       -----------        -----------
SHARE TRANSACTIONS--
------------------------------------------------------
Proceeds from sale of shares                                   2,833,312         10,235,445
------------------------------------------------------
Net asset value of shares issued to shareholders in
payment of distributions declared                                 45,773             75,252
------------------------------------------------------
Cost of shares redeemed                                       (2,684,834)        (8,487,981)
------------------------------------------------------       -----------        -----------
     Change in net assets resulting from share
     transactions                                                194,251          1,822,716
------------------------------------------------------       -----------        -----------
          Change in net assets                                   407,622          1,768,187
------------------------------------------------------
NET ASSETS:
------------------------------------------------------
Beginning of period                                            8,375,277          6,607,090
------------------------------------------------------       -----------        -----------
End of period                                                $ 8,782,899        $ 8,375,277
------------------------------------------------------       -----------        -----------


(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                SIX MONTHS
                                                  ENDED
                                               (UNAUDITED)                YEAR ENDED MAY 31,
                                               NOVEMBER 30,       -----------------------------------
                                                   1995            1996         1995          1994(A)
                                               ------------       ------       ------         -------
NET ASSET VALUE, BEGINNING OF PERIOD               $9.75           $9.79        $9.53         $10.00
---------------------------------------------
INCOME FROM INVESTMENT OPERATIONS
---------------------------------------------
  Net investment income                             0.24            0.47         0.47           0.22
---------------------------------------------
  Net realized and unrealized gain (loss) on
  investments                                       0.24           (0.04)        0.26          (0.47)
---------------------------------------------      -----           -----        -----         ------
  Total from investment operations                  0.48            0.43         0.73          (0.25)
---------------------------------------------      -----           -----        -----         ------
LESS DISTRIBUTIONS
---------------------------------------------
  Distributions from net investment income         (0.24)          (0.47)       (0.47)         (0.22)
---------------------------------------------      -----           -----        -----         ------
NET ASSET VALUE, END OF PERIOD                     $9.99           $9.75        $9.79          $9.53
---------------------------------------------      -----           -----        -----         ------
TOTAL RETURN (B)                                    4.94%           4.41%        7.98%         (2.52%)
---------------------------------------------
RATIOS TO AVERAGE NET ASSETS
---------------------------------------------
  Expenses                                          0.45%*          0.45%*       0.45%          0.24%*
---------------------------------------------
  Net investment income                             4.79%*          4.78%*       5.05%          4.69%*
---------------------------------------------
  Expense waiver/reimbursement (c)                  3.59%*          4.08%*(d)    4.80%(d)       3.07%*
---------------------------------------------
SUPPLEMENTAL DATA
---------------------------------------------
  Net assets, end of period (000 omitted)         $8,783          $8,375       $6,607         $3,379
---------------------------------------------
  Portfolio turnover                                  18%             46%          56%            48%
---------------------------------------------


* Computed on an annualized basis.

(a) Reflects operations for the period from December 2, 1993 (date of initial public investment) to May 31, 1994.

(b) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable.

(c) This voluntary expense decrease is reflected in both the expense and net investment income ratios shown above.

(d) For the years ended May 31, 1996, and May 31, 1995, the adviser waived $35,966 and $26,346, respectively, of the investment advisory fee, which represents 0.50% and 0.50% of average net assets, and the adviser reimbursed other operating expenses of $128,177 and $115,674, respectively, which represents 1.78% and 2.20% of average net assets, to comply with certain state expense limitations. The remainder of the waiver reimbursement is voluntary. The expense decrease is reflected in both the expense and net investment income ratios shown above.

(See Notes which are an integral part of the Financial Statements)


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

(1) ORGANIZATION

Intermediate Municipal Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end, management investment company. The Trust consists of three portfolios. The financial statements included herein are only those of Federated Ohio Intermediate Municipal Trust (the "Fund"), a non-diversified portfolio. The financial statements of the other portfolios are presented separately. The assets of each portfolio are segregated and a shareholder's interest is limited to the portfolio in which shares are held. The investment objective of the Fund is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the State of Ohio.

(2) SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. These policies are in conformity with generally accepted accounting principles.

     INVESTMENT VALUATIONS -- Municipal bonds are valued by an independent pricing service, taking into consideration yield, liquidity, risk, credit quality, coupon, maturity, type of issue, and any other factors or market data the pricing service deems relevant. Short-term securities are valued at the prices provided by an independent pricing service. However, short-term securities with remaining maturities of sixty days or less at the time of purchase may be valued at amortized cost, which approximates fair market value.

     INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS -- Interest income and expenses are accrued daily. Bond premium and discount, if applicable, are amortized as required by the Internal Revenue Code, as amended (the "Code"). Distributions to shareholders are recorded on the ex-dividend date.

     FEDERAL TAXES -- It is the Fund's policy to comply with the provisions of the Code applicable to regulated investment companies and to distribute to shareholders each year substantially all of its income. Accordingly, no provisions for federal tax are necessary.

     At May 31, 1996, the Fund, for federal tax purposes, had a capital loss carryforward of $193,820, which will reduce the Fund's taxable income arising from future net realized gain on investments, if any, to the extent permitted by the Code, and thus will reduce the amount of the distributions to shareholders which would otherwise be necessary to relieve the Fund of any liability for federal tax. Pursuant to the Code, such capital loss carryforward will expire as follows:


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------

     EXPIRATION YEAR      EXPIRATION AMOUNT
     ---------------      -----------------
           2003               $ 179,063
           2004               $  14,757


     Additionally, net capital losses of $11,820 attributable to security transactions incurred after October 31, 1995 are treated as arising on the first day of the Fund's next taxable year.

     WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS -- The Fund may engage in when-issued or delayed delivery transactions. The Fund records when-issued securities on the trade date and maintains security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked to market daily and begin earning interest on the settlement date.

     DEFERRED EXPENSES -- The costs incurred by the Fund with respect to registration of its shares in its first fiscal year, excluding the initial expense of registering its shares, have been deferred and are being amortized over a period not to exceed five years from the Fund's commencement date.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, expenses and revenues reported in the financial statements. Actual results could differ from those estimated.

     OTHER -- Investment transactions are accounted for on the trade date.

(3) SHARES OF BENEFICIAL INTEREST

The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest (without par value). Transactions in shares were as follows:

                                                          SIX MONTHS ENDED       YEAR ENDED
                                                          NOVEMBER 30, 1996     MAY 31, 1996
                                                          -----------------     ------------
------------------------------------------------------
Shares sold                                                     289,983           1,037,604
------------------------------------------------------
Shares issued to shareholders in payment of
distributions declared                                            4,666               7,616
------------------------------------------------------
Shares redeemed                                                (274,723)           (861,086)
------------------------------------------------------         --------            ---------
  Net change resulting from share transactions                   19,926             184,134
------------------------------------------------------         --------            ---------


4. INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

INVESTMENT ADVISORY FEE -- Federated Management, the Fund's investment adviser (the "Adviser"), receives for its services an annual investment advisory fee equal to 0.50% of the Fund's average daily net assets.



FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------

The Adviser may voluntarily choose to waive any portion of its fee and/or reimburse certain operating expenses of the Fund. The Adviser can modify or terminate this voluntary waiver and/or reimbursement at any time at its sole discretion.

ADMINISTRATIVE FEE -- Federated Services Company ("FServ"), under the Administrative Services Agreement, provides the Fund with administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

SHAREHOLDER SERVICES FEE -- Under the terms of a Shareholder Services Agreement with Federated Shareholder Services ("FSS"), the Fund will pay FSS up to 0.25% of average daily net assets of the Fund shares for the period. The fee paid to FSS is used to finance certain services for shareholders and to maintain shareholder accounts. FSS may voluntarily choose to waive any portion of its fee. FSS can modify or terminate this voluntary waiver at any time at its sole discretion.

TRANSFER AND DIVIDEND DISBURSING AGENT FEES AND EXPENSES -- FServ, through its subsidiary, Federated Shareholder Services Company ("FSSC") serves as transfer and dividend disbursing agent for the Fund. The fee paid to FSSC is based on the size, type, and number of accounts and transactions made by shareholders.

PORTFOLIO ACCOUNTING FEES -- FServ maintains the Fund's accounting records for which it receives a fee. The fee is based on the level of the Fund's average daily net assets for the period, plus out-of-pocket expenses.

ORGANIZATIONAL EXPENSES -- Organizational expenses of $55,182 were borne initially by Adviser. The Fund has agreed to reimburse Adviser for the organizational expenses during the five year period following effective date. For the period ended November 30, 1996, the Fund paid $13,182 pursuant to this agreement.

INTERFUND TRANSACTIONS -- During the period ended November 30, 1996, the Fund engaged in purchase and sale transactions with funds that have a common investment adviser (or affiliated investment advisers), common
Directors/Trustees, and/or common Officers. These purchase and sale transactions were made at current market value pursuant to Rule 17a-7 under the Act amounting to $1,000,000 and $700,000, respectively.

GENERAL -- Certain of the Officers and Trustees of the Trust are Officers and Directors or Trustees of the above companies.


FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------

(5) INVESTMENT TRANSACTIONS

Purchases and sales of investments, excluding short-term securities, for the period ended November 30, 1996, were as follows:

--------------------------------------------------------------------------------
Purchases                                                                          $1,519,590
--------------------------------------------------------------------------------   ----------
Sales                                                                              $1,780,180
--------------------------------------------------------------------------------   ----------


(6) CONCENTRATION OF CREDIT RISK

Since the Fund invests a substantial portion of its assets in issuers located in one state, it will be more susceptible to factors adversely affecting issuers of that state than would be a comparable tax-exempt mutual fund that invests nationally. In order to reduce the credit risk associated with such factors, at November 30, 1996, 49.8% of the securities in the portfolio of investments are backed by letters of credit or bond insurance of various financial institutions and financial guaranty assurance agencies. The percentage of investments insured by or supported (backed) by a letter of credit from any one institution or agency did not exceed 16.5% of total investments.

TRUSTEES                                        OFFICERS
--------------------------------------------------------------------------------
John F. Donahue                                 John F. Donahue
Thomas G. Bigley                                  Chairman
John T. Conroy, Jr.                             Glen R. Johnson
William J. Copeland                               President
James E. Dowd                                   J. Christopher Donahue
Lawrence D. Ellis, M.D.                           Executive Vice President
Edward L. Flaherty, Jr.                         Edward C. Gonzales
Glen R. Johnson                                   Executive Vice President
Peter E. Madden                                 John W. McGonigle
Gregor F. Meyer                                   Executive Vice President,
John E. Murray, Jr.                               Treasurer and Secretary
Wesley W. Posvar                                Richard B. Fisher
Marjorie P. Smuts                                 Vice President
                                                S. Elliott Cohan
                                                  Assistant Secretary


Mutual funds are not bank deposits or obligations, are not guaranteed by any bank, and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. Investment in mutual funds involves investment risk, including possible loss of principal.

This report is authorized for distribution to prospective investors only when preceded or accompanied by the Fund's prospectus which contains facts concerning its objective and policies, management fees, expenses and other information.


                            FORM N-14
                   PART C - OTHER INFORMATION

Item 15.  Indemnification:
          Indemnification is provided to Officers and Trustees of the Registrant pursuant to Section 4 of Article XI of Registrant's Declaration of Trust. The Investment Advisory Contract between the Registrant and Federated Advisers (the "Adviser") provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of the Adviser, the Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant's Trustees and Officers are covered by an Errors and Omissions Policy.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

             Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940, as
           amended, for Trustees, Officers, and controlling persons of the
          Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the
            Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant
            undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an
          indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made:  (i) by a majority vote of a quorum of non-
          party Trustees who are not interested persons of the Registrant, or (ii) by independent legal counsel for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties.  The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon
          undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions:  (i) the indemnitee provides security for his undertaking; (ii) the
            Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

                                  Item 16
                                      EXHIBITS

1.1  Paper Copy of Declaration of Trust of the Registrant dated August 6,
     1990. (1)

1.2 Paper Copy of Amendment No. 1 to the Declaration of Trust dated August 26, 1991. (5)

1.3  Conformed Copy of Amendment No. 2 to Declaration of Trust. (6)

1.4 Conformed Copy of Amendment No. 3 to Declaration of Trust dated August 31, 1992. (8)

1.5 Conformed Copy of Amendment No. 4 to Declaration of Trust dated September 17, 1992. (8)
1.6 1.4 Conformed Copy of Amendment No. 5 to Declaration of Trust dated February 4, 1993. (10)

1.7 1.4 Conformed Copy of Amendment No. 6 to Declaration of Trust dated May 24, 1993. (13)

2.   Copy of Bylaws of the Registrant. (1)

3.   Not Applicable.

4. Agreement and Plan of Reorganization is included as Exhibit A to the Combined Proxy Statement and Prospectus of this Registration
     Statement. *

5. Copy of Specimen Certificate for Shares of Beneficial Interest of the Registrant. (19)

6.1  Copy of  new Investment Advisory Contract of the Registrant. (8)

6.2  Copy of Amendment to Investment Advisory Contract (12)

6.3  Conformed Copies of Amendments to Investment Advisory Contract. (14)

7.1  Copy of Distributor's Contract of the Registrant (8)

7.2  Copy of Amendment to Distributor's Contract of the Registrant. (12)

7.3  Copy of Amendment to Distributor's Contract of the Registrant. (14)

7.4 The Registrant incorporates the conformed copy of the specimen Mutual Fund Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement filed with the Commission on July 24, 1995. (File Number 33-38550 and 811-6269).

8.   Not Applicable.

9.1  Conformed Copy of Custodian Agreement of the Registrant (18)

9.2  Conformed Copy of Agreement of Fund Accounting Services,
     Administrative Services, Transfer Agency Services and Custody Services Procurement. (19)

9.3  Conformed Copy of Shareholder Services Agreement. (17)

9.4 The response and exhibits described in Item 24(b)(6)(iii) are hereby incorporated by reference.

10.1 Copy of Rule 12b-1 Agreement. (8)

10.2 Copy of Distribution Plan. (12)

10.3 Conformed Copy of Rule 18-3 Plan (19)

11. Copy of Opinion and Consent of Counsel as to legality of shares being registered. (1)

12. Form of Tax Opinion of Howard & Howard Attorneys, P.C. (Definitive copy to be filed by amendment).*

13.  Not applicable.

14.1 Conformed Copy of Consent of Deloitte & Touche LLP.*

14.2 Conformed Copy of Consent of Arthur Andersen LLP. *

15.  Not Applicable.

16.  Conformed Copy of Power of Attorney. (19)

17.1 Copy of Declaration under Rule 24f-2. (19)

17.2 Form of Proxy.*

*   Filed electronically.


(1) Response is incorporated by reference to Registrant's Initial
    Registration Statement on Form N-1A filed August 31, 1990. (File Nos. 33-36729 and 811-6165).

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A filed October 28, 1991. (File Nos. 33-36729 and 811-6165).

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 5 to its Registration Statement on Form N-1A filed January 24, 1992. (File Nos. 33-36729 and 811-6165).

(8) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 7 to its Registration Statement on Form N-1A filed September 25, 1992. (File Nos. 33-36729 and 811-6165).

(10)Response is incorporated by reference to Registrant's Post-Effective Amendment No. 10 to its Registration Statement on Form N-1A filed March 24, 1993. (File Nos. 33-36729 and 811-6165).
(12)Response is incorporated by reference to Registrant's Post-Effective Amendment No. 12 to its Registration Statement on Form N-1A filed May 17, 1993. (File Nos. 33-36729 and 811-6165).

(13)Response is incorporated by reference to Registrant's Post-Effective Amendment No. 13 to its Registration Statement on Form N-1A filed July 2, 1993. (File Nos. 33-36729 and 811-6165).
(14)Response is incorporated by reference to Registrant's Post-Effective Amendment No. 14 to its Registration Statement on Form N-1A filed October 28, 1993. (File Nos. 33-36729 and 811-6165).
(18)Response is incorporated by reference to Registrant's Post-Effective Amendment No. 19 to its Registration Statement on Form N-1A filed October 30, 1995. (File Nos. 33-36729 and 811-6165).
(19)Response is incorporated by reference to Registrant's Post-Effective Amendment No. 21 to its Registration Statement on Form N-1A filed October 23, 1996. (File Nos. 33-36729 and 811-6165).



Item 17.  Undertakings:

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein; and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, MUNICIPAL SECURITIES INCOME TRUST, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Form N-14 under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 1st day of April, 1997.

                     MUNICIPAL SECURITIES INCOME TRUST

               BY: /s/ S. Elliott Cohan
               S. Elliott Cohan, Assistant Secretary
               Attorney in Fact for John F. Donahue
               April 1, 1997

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

   NAME                       TITLE                         DATE

By:/s/ S. Elliott Cohan
   S. Elliott Cohan         Attorney In Fact      April 1, 1997
   ASSISTANT SECRETARY      For the Persons
                            Listed Below

   NAME                       TITLE

John F. Donahue*            Chairman and Trustee
                            (Chief Executive Officer)

Glen R. Johnson*            President and Trustee

John W. McGonigle *         Treasurer and Executive
                            Vice President
                            (Principal Financial and
                            Accounting Officer)

Thomas G. Bigley*           Trustee

John T. Conroy, Jr.*        Trustee

William J. Copeland*        Trustee

James E. Dowd*              Trustee

Lawrence D. Ellis, M.D.*    Trustee

Edward L. Flaherty, Jr.*    Trustee

Peter E. Madden*            Trustee

Gregor F. Meyer*            Trustee

John E. Murray, Jr.*        Trustee

Wesley W. Posvar*           Trustee

Marjorie P. Smuts*          Trustee

* By Power of Attorney